SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                           February                    2007
                         -------------------------------------------- ----------
Commission File Number                    000-51034
                         --------------------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F                        Form 40-F        X
                    ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                 DOCUMENT INDEX

Documents
---------

1. Audited Consolidated Financial Statements for the period ended December 31, 2006.

2. Management's Discussion and Analysis for the period ended December 31, 2006.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                      Document 1

                         [ACE AVIATION GRAPHIC OMITTED]






                        Consolidated Financial Statements
                                      2006








                                [GRAPHIC OMITTED]

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]
--------------------------------------------------------------------------------
                                               PricewaterhouseCoopers LLP
                                               Chartered Accountants
                                               1250 Rene-Levesque Boulevard West
                                               Suite 2800
                                               Montreal, Quebec
                                               Canada H3B 2G4
                                               Telephone +1 514 205 5000
                                               Facsimile +1 514 876 1502

February 13, 2007


Independent Auditors' Report


To the Shareholders of ACE Aviation Holdings Inc.


We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of ACE Aviation Holdings Inc. (the "Corporation") as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements
---------------------------------

We have audited the accompanying consolidated statements of financial position of ACE Aviation Holdings Inc. as of December 31, 2006 and December 31, 2005, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Corporation's financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Corporation's financial statements as of December 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Corporation adopted Emerging Issues Committee Abstract ("EIC") 162, Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date, which changed its method of accounting for stock options granted to employees eligible to retire at the grant date or during the vesting period. As discussed in Note 23, the





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]

To the Shareholders of
ACE Aviation Holdings Inc.
February 13, 2007



Corporation adopted Statement of Financial Accounting Standard ("SFAS") 123(R), Share-Based Payments, which changed its method of accounting for stock-based compensation and SFAS 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires the Corporation to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.


Internal control over financial reporting
-----------------------------------------

We have also audited management's assessment, "Management's report on internal control over financial reporting" located in Section 17 of the Corporation's Management's Discussion and Analysis of Results of Operations and Financial Condition, ,that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of limitations in the Corporation's ability to identify all future income tax assets and liabilities with respect to non-routine and complex business transactions in the Corporation's December 31, 2006 consolidated financial statements based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

                                                                             (2)

[PRICEWATERHOUSECOOPERS GRAPHIC OMITTED]

To the Shareholders of
ACE Aviation Holdings Inc.
February 13, 2007



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. There were limitations in the Corporation's ability to identify all future income tax assets and liabilities with respect to non-routine and complex business transactions in the Corporation's December 31, 2006 consolidated financial statements. This control deficiency resulted in audit adjustments to the December 31, 2006 consolidated financial statements. This control deficiency could result in a material misstatement in the Corporation's consolidated financial statements that would not be prevented or detected. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Corporation's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Corporation has not maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO.


/s/ PricewaterhouseCoopers LLP


Chartered Accountants


                                                                             (3)

[ACE AVIATION GRAPHIC OMITTED]                 Consolidated Financial Statements
                                                                            2006


           Consolidated Statement of Operations and Retained Earnings

-----------------------------------------------------------------------------------------------------------------------

For the year ended December 31
(in millions - Canadian dollars)                                                             2006                2005
-----------------------------------------------------------------------------------------------------------------------
Operating revenues
   Passenger                                                                     $          8,969   $           8,269
   Cargo                                                                                      625                 620
   Other                                                                                    1,063                 941
-----------------------------------------------------------------------------------------------------------------------
                                                                                           10,657               9,830
-----------------------------------------------------------------------------------------------------------------------
   Special charge for Aeroplan miles                               note 21                   (102)                  -
-----------------------------------------------------------------------------------------------------------------------
                                                                                           10,555               9,830
-----------------------------------------------------------------------------------------------------------------------

Operating expenses
   Salaries, wages and benefits                                                             2,553               2,517
   Aircraft fuel                                                                            2,546               2,198
   Aircraft rent                                                                              441                 417
   Airport and navigation fees                                                                983                 924
   Aircraft maintenance, materials and supplies                                               471                 367
   Communications and information technology                                                  289                 303
   Food, beverages and supplies                                                               335                 334
                                                                   -------------
   Depreciation, amortization and obsolescence                     note 14                    576                 482
   Commissions                                                                                236                 253
                                                                   -------------
   Special charge for labour restructuring                         note 10                     25                   -
   Other                                                                                    1,705               1,580
-----------------------------------------------------------------------------------------------------------------------
                                                                                           10,160               9,375
-----------------------------------------------------------------------------------------------------------------------

Operating income                                                                              395                 455

Non-operating income (expense)
   Interest income                                                                            120                  66
   Interest expense                                                                          (378)               (315)
   Interest capitalized                                                                        61                  14
                                                                   -------------
   Gain on sale of US Airways shares                               note 6                     152                   -
                                                                   -------------
   Dilution gain - Air Canada                                      note 18                     25                   -
                                                                   -------------
   Dilution gain - Jazz                                            note 19                    220                   -
                                                                   -------------
   Dilution gain - Aeroplan                                        note 22                      -                 190
                                                                   -------------
   Loss on sale of and provisions on assets                        note 3                      (4)                (28)
   Other                                                                                      (14)                (12)
-----------------------------------------------------------------------------------------------------------------------
                                                                                               182                (85)
-----------------------------------------------------------------------------------------------------------------------

Income before the following items                                                             577                 370

   Non-controlling interest                                                                   (72)                (24)
   Foreign exchange gain                                                                       12                  46
                                                                   -------------
   Provision for income taxes                                      Note 8                    (109)               (131)
-----------------------------------------------------------------------------------------------------------------------

Income for the year                                                              $            408   $             261

Retained earnings, beginning of year as originally reported                                   415                 157
                                                                   -------------
Adjustment related to change in accounting policy                  note 2J                    (13)                (16)
-----------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year as restated                                              402                 141
-----------------------------------------------------------------------------------------------------------------------

Retained earnings, end of year                                                   $            810   $             402
-----------------------------------------------------------------------------------------------------------------------

Earnings per share
                                                                   -------------
   Basic                                                           note 13       $           4.01   $            2.66
-----------------------------------------------------------------------------------------------------------------------
   Diluted                                                         note 13       $           3.80   $            2.48
-----------------------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
                                       4

[ACE AVIATION GRAPHIC OMITTED]                 Consolidated Financial Statements
                                                                            2006


                  Consolidated Statement of Financial Position

-----------------------------------------------------------------------------------------------------------------------

As at December 31
(in millions - Canadian dollars)                                                             2006                2005
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current
                                                                   -------------
   Cash and cash equivalents                                       note 2P       $          1,854   $           1,565
                                                                   -------------
   Short-term investments                                          note 2Q                  1,324                 616
-----------------------------------------------------------------------------------------------------------------------
                                                                                            3,178               2,181
-----------------------------------------------------------------------------------------------------------------------
                                                                   -------------
   Restricted cash                                                 note 2R                    109                  86
   Accounts receivable                                                                        729                 637
   Spare parts, materials and supplies                                                        307                 325
   Prepaid expenses and other current assets                                                  127                 125
                                                                   -------------
   Future income tax                                               note 8                     584                   -
-----------------------------------------------------------------------------------------------------------------------
                                                                                            5,034               3,354
-----------------------------------------------------------------------------------------------------------------------

                                                                   -------------
Property and equipment                                             note 3                   5,989               5,494
                                                                   -------------
Deferred charges                                                   note 4                     116                 145
                                                                   -------------
Intangible assets                                                  note 5                   1,643               2,462
                                                                   -------------
Deposits and other assets                                          note 6                     323                 392
                                                                   -------------
Future income tax                                                  note 8                     336                   -
-----------------------------------------------------------------------------------------------------------------------
                                                                                 $         13,441   $          11,847

-----------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current
   Accounts payable and accrued liabilities                                      $          1,547   $           1,355
   Advance ticket sales                                                                       832                 711
                                                                   -------------
   Current portion of Aeroplan deferred revenues                   note 2F                    857                 680
                                                                   -------------
   Current portion of long-term debt and capital leases            note 7                     367                 265
                                                                   -------------
   Current taxes payable                                           note 8                     345                   -
-----------------------------------------------------------------------------------------------------------------------
                                                                                            3,948               3,011
-----------------------------------------------------------------------------------------------------------------------

                                                                   -------------
Long-term debt and capital leases                                  note 7                   3,759               3,543
                                                                   -------------
Convertible preferred shares                                       note 12                    166                 148
                                                                   -------------
Future income taxes                                                note 8                     136                 221
                                                                   -------------
Pension and other benefit liabilities                              note 9                   1,876               2,154
Aeroplan deferred revenues                                                                    906                 953
                                                                   -------------
Other long-term liabilities                                        note 10                    378                 446
-----------------------------------------------------------------------------------------------------------------------
                                                                                           11,169              10,476
-----------------------------------------------------------------------------------------------------------------------

Non-controlling interest                                                                      695                 203

SHAREHOLDERS' EQUITY
                                                                   -------------
   Share capital and other equity                                  note 12                    742                 747
   Contributed surplus                                                                         25                  19
   Retained earnings                                                                          810                 402
-----------------------------------------------------------------------------------------------------------------------
                                                                                            1,577               1,168
-----------------------------------------------------------------------------------------------------------------------
                                                                                 $         13,441   $          11,847

-----------------------------------------------------------------------------------------------------------------------

             The accompanying notes are an integral part of the consolidated financial statements.
                   Commitments (Note 15); Contingencies, Guarantees and Indemnities (Note 17)

On behalf of the Board of Directors:

Signed                                                                 Signed
--------------------------------                                       -------------------------------------
Robert A. Milton                                                       W. Brett Ingersoll
Chairman, President and Chief Executive Officer                        Director


--------------------------------------------------------------------------------
                                       5

[ACE AVIATION GRAPHIC OMITTED]                 Consolidated Financial Statements
                                                                            2006


                       Consolidated Statement of Cash Flow

------------------------------------------------------------------ ------------- ------------------ -------------------
For the year ended December 31
(in millions - Canadian dollars)                                                             2006                2005
------------------------------------------------------------------ ------------- ------------------ -------------------
Cash flows from (used for)
Operating
   Income for the year                                                           $            408   $             261
   Adjustments to reconcile to net cash provided by operations
     Depreciation, amortization and obsolescence                                              576                 482
                                                                   -------------
     Gain on sale of US Airways shares                             note 6                    (152)                  -
                                                                   -------------
     Dilution gain - Air Canada                                    note 18                    (25)                  -
                                                                   -------------
     Dilution gain - Jazz                                          note 19                   (220)                  -
                                                                   -------------
     Dilution gain - Aeroplan                                      note 22                      -                (190)
     (Gain) loss on sale of and provisions on assets                                            4                  28
     Foreign exchange (gain) loss                                                               6                 (83)
     Future income taxes                                                                      102                 116
     Employee future benefit funding more than expense                                       (228)                (74)
     Decrease (increase) in accounts receivable                                              (123)                (43)
     Decrease (increase) in spare parts, materials and supplies                                 5                 (92)
     Increase (decrease) in accounts payable and accrued
       liabilities                                                                            104                  45
     Increase (decrease) in advance ticket sales, net of
       restricted cash                                                                         98                 157
     Increase (decrease) in Aeroplan deferred revenues                                         34                  39
                                                                   -------------
     Special charge for Aeroplan Miles                             note 21                    102                   -
     Aircraft lease payments (in excess of) less than rent
       expense                                                                                (16)                 33
     Other                                                                                     57                  (4)
------------------------------------------------------------------ ------------- ------------------ -------------------
                                                                                              732                 675
------------------------------------------------------------------ ------------- ------------------ -------------------
Financing
                                                                   -------------
   Issue of common shares                                          note 12                      8                 452
                                                                   -------------
   Issue of convertible notes                                      note 12                      -                 319
                                                                   -------------
   Issue of Air Canada shares                                      note 18                    187                   -
                                                                   -------------
   Issue of Jazz units                                             note 19                    218                   -
                                                                   -------------
   Issue of Aeroplan units                                         note 22                      -                 232
                                                                   -------------
   Aircraft related borrowings                                     note 7                     397                 404
                                                                   -------------
   Credit facility borrowings - Jazz                               note 7                     113                   -
                                                                   -------------
   Credit facility borrowings - Aeroplan                           note 7                       -                 300
   Reduction of long-term debt and capital lease obligations                                 (278)               (894)
   Distributions paid to non-controlling interests                                            (51)                 (8)
   Other                                                                                       (3)                 (4)
------------------------------------------------------------------ ------------- ------------------ -------------------
                                                                                              591                 801
------------------------------------------------------------------ ------------- ------------------ -------------------
Investing
   Short-term investments                                                                    (708)               (465)
                                                                   -------------
   Proceeds from sale of Air Canada shares                         note 18                    304                   -
                                                                   -------------
   Proceeds from sale of Jazz units                                note 19                     14                   -
                                                                   -------------
   Proceeds from sale of Aeroplan units                            note 22                      -                  35
                                                                   -------------
   Investment in US Airways                                        note 6                       -                 (87)
                                                                   -------------
   Proceeds from sale of US Airways                                note 6                     232                   -
   Additions to capital assets                                                               (920)               (882)
   Proceeds from sale of assets                                                                40                  42
   Cash collaterization of letters of credit                                                    4                 (35)
------------------------------------------------------------------ ------------- ------------------ -------------------
                                                                                           (1,034)             (1,392)
------------------------------------------------------------------ ------------- ------------------ -------------------
Increase in cash and cash equivalents                                                         289                  84
Cash and cash equivalents, beginning of year                                                1,565               1,481
------------------------------------------------------------------ ------------- ------------------ -------------------
Cash and cash equivalents, end of year                                           $          1,854   $           1,565
------------------------------------------------------------------ ------------- ------------------ -------------------

                           Cash and cash equivalents exclude Short-term investments of $1,324 as at
                                  December 31, 2006 ($616 as at December 31, 2005).

                The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

For the year ended December 31, 2006
(currencies in millions - Canadian dollars)
--------------------------------------------------------------------------------
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE") incorporated on June 29, 2004, is an investment holding company of various aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

ACE has four reportable segments: Air Canada Services, Aeroplan Limited Partnership ("Aeroplan"), Jazz Air LP ("Jazz"), and ACTS Limited Partnership ("ACTS").

As at December 31, 2006, ACE holds:
    - a 75.0 percent direct ownership interest in Air Canada, the principal entity included in the Air Canada Services segment,
    - a 75.3 percent ownership interest in Aeroplan, including a 50.3 percent direct ownership in Aeroplan LP and the remainder held in the Aeroplan Income Fund (50.3 percent ownership interest in Aeroplan after January 10, 2007 as described in Note 24);
    -    a 79.7 percent direct ownership interest in Jazz; and
    -    a 100 percent ownership interest in ACTS.

The Air Canada Services segment is comprised of the entities previously included within the Transportation Services segment with the exception of the activities of the ACE stand-alone entity and certain consolidation adjustments that are now included within Corporate Items and Eliminations ("CIE"). As a result of these changes, the comparative segment disclosures have been restated to reflect the current reportable segment structure.

Air Canada Services

Air Canada Services includes the Corporation's principal passenger and cargo transportation services business operated by Air Canada and related ancillary services.

These services are provided through Air Canada, AC Cargo Limited Partnership ("Air Canada Cargo"), ACGHS Limited Partnership ("ACGHS"), and Touram Limited Partnership ("Air Canada Vacations"). The Air Canada Services segment includes the transportation revenues related to aircraft operated by Jazz Air LP ("Jazz" or "Jazz LP") and rental income from aircraft leased to Jazz by subsidiaries of Air Canada and the costs related to fees paid to Jazz, as provided for under a capacity purchase agreement.

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the US transborder market as well as Canada-International markets to and from Canada. Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star Alliance network. Air Canada is a founding member of the Star Alliance network which is the world's largest airline alliance group.

Air Canada and Air Canada Cargo provide air cargo services on domestic, US transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and uses the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada offers cargo services on its international flights and currently uses two chartered all freighter aircraft to supplement Canada-Europe and Canada-Asia services. Air Canada Cargo manages all international cargo and freighter operations on behalf of Air Canada.

Air Canada Ground Handling Services provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include passenger check-in, gate management, baggage and cargo handling and processing, cabin cleaning, de-icing as well as aircraft ramp services.

Air Canada Vacations (51% owned directly by Air Canada and 49% owned directly by ACE) is a major Canadian tour operator providing tour operator services and vacation packages which include air transportation

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

supplied by Air Canada, hotel accommodations, car rentals and cruises. Air Canada Vacations also sells surplus seat inventory to travel agents under the trade name Netair.

Aeroplan

Aeroplan is a premier loyalty program which offers miles accumulation and redemption to members as an incentive to the Corporation's and other commercial partners' customers. Members may redeem accumulated mileage for travel rewards or for goods and services from non-airline partners.

Jazz

Jazz is a regional carrier which provides service to Air Canada's customers in lower density markets and in higher density markets at off-peak times throughout Canada and to certain destinations in the United States under a capacity purchase agreement between Air Canada and Jazz that came into effect September 30, 2004 (the "Initial Jazz CPA"), which was amended and restated effective January 1, 2006 (the "Jazz CPA"). Under the Jazz CPA, Jazz focuses on flight operations and customer service and Air Canada is responsible for scheduling, marketing, pricing and related commercial activities of the regional operations. Under the Jazz CPA, Jazz records revenues from Air Canada based upon fees relating to flight operations performed, passengers carried and other items covered by the agreement. These inter-company transactions are eliminated in these consolidated financial statements. The Air Canada Services segment records the revenue on flights operated under the Jazz CPA in Passenger revenue.

ACTS

ACTS provides technical services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.



Additional financial information on ACE operating segments is outlined in Note 14, Segment Information.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

--------------------------------------------------------------------------------
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

A) BASIS OF VALUATION

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. As a result of the financial reorganization under CCAA, the assets and liabilities of the consolidated entity, excluding goodwill, were comprehensively revalued to fair values. A revaluation adjustment of $1,655 was recorded to shareholders' equity.

B) PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Corporation and its subsidiaries operations described in Note 1, with provisions for non-controlling interests. The consolidated financial statements of the Corporation include the accounts of variable interest entities for which the Corporation is the primary beneficiary. All inter-company and inter-entity balances and transactions are eliminated.

C) USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D) PASSENGER AND CARGO REVENUES

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. As described further under Aeroplan Loyalty Program, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles ("Miles") to customers, including Miles sold to loyalty program partners are recorded as passenger revenues when the transportation is provided. Redemptions for non-passenger services are included in other revenues.

The Corporation performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates; however these differences have historically not been material.

E) CAPACITY PURCHASE AGREEMENTS

Air Canada has capacity purchase agreements with certain unaffiliated regional carriers, which are referred to as Tier III carriers, operating aircraft of 18 seats or less. Under these agreements, Air Canada is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the revenue it earns under passenger revenue. For the year ended December 31, 2006, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $68 ($70 - 2005). Operating expenses under capacity purchase agreements with Tier III carriers are recorded primarily in the aircraft fuel, airport and navigation fees and other operating expense categories.

F) AEROPLAN LOYALTY PROGRAM

Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. The proceeds from the sale of Miles to loyalty program commercial partners are deferred.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Miles redeemed for travel on Air Canada and Jazz are included in Passenger revenue and Miles redeemed for other than travel are included in Other revenues.

Based on historical experience and current program policies the Corporation estimates the percentage of Miles that are not expected to be redeemed, defined as breakage. Breakage is estimated by the Corporation based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to Other revenues; and for subsequent periods, the revised estimate is used. The amount allocated to breakage is recognized in Other revenues on a straight line basis over a period of 30 months, which is the estimated average life of a Mile.

The current portion of Aeroplan loyalty program deferred revenues of $857 (2005
- $680) is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Aeroplan deferred revenues.

G) OTHER REVENUES

Other revenue includes certain loyalty program revenues, as described above, as well as revenues from technical services maintenance and other airline related services.

Revenues relating to airframe maintenance services are recognized as the services are performed. Revenues and costs relating to engine and component maintenance services are deferred and only recognized once the work has been completed.

Certain maintenance contracts are referred to as power by the hour whereby the customer makes payments based on their aircraft utilization. Customer receipts under a power by the hour contract are deferred in current liabilities and recognized as revenues as maintenance services are performed.

Other airline related service revenues are recognized as services are provided.

H) EMPLOYEE FUTURE BENEFITS

The cost of pensions, other post-retirement and post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

A market-related valuation method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight line basis over 4 years.

Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date. The average remaining service life for the plans is between 7 and 17 years.

Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

I) EMPLOYEE PROFIT SHARING PLAN

The Corporation has employee profit sharing plans. Payments are calculated annually on full calendar year results and recorded throughout the year as a charge to salary and wage expense based on the estimated annual payment under the plan.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

J) STOCK-BASED COMPENSATION PLANS

Certain employees of the Corporation participate in the ACE, Air Canada, Aeroplan and Jazz stock based compensation plans, as described in Note 11.

On July 6, 2006, the Emerging Issues Committee of the Accounting Standards Board of Canada issued EIC-162 - Stock-based compensation for employees eligible to retire before the vesting date. Prior to the adoption of EIC-162, the fair value of stock options granted was recognized as a charge to salaries and wages expense on a straight line basis over the applicable vesting period, without regard to when an employee was eligible to retire. EIC-162 is applicable to the Corporation as the terms of the Corporation's stock option plan specify that upon the retirement of the employee, options granted may be exercised as the rights to exercise accrue.

The Corporation adopted EIC-162 during 2006 with restatement of prior periods. The impact in these financial statements of adopting EIC-162 is a charge to retained earnings of $16 as at January 1, 2005 and $13 as at January 1, 2006, a decrease to Salaries, wages and benefits expense of $3 for the year ended December 31, 2005 offset against Contributed Surplus. The basic and diluted earnings per share increased by $0.03 for the year ended December 31, 2005 as a result of adopting EIC-162.

The fair value of stock options or units granted to Corporation employees is recognized as compensation expense and a credit to contributed surplus on a straight line basis over the applicable vesting period. For a stock option or unit award attributable to an employee who is eligible to retire at the grant date, the fair value of the stock option or unit award is expensed on the grant date. For a stock option or unit award attributable to an employee who will become eligible to retire during the vesting period, the fair value of the stock option or unit award is recognized over the period from the grant date to the date the employee becomes eligible to retire. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date.

ACE, Air Canada, Aeroplan and Jazz also maintain employee share and unit purchase plans for shares and units. Under these plans, contributions by the Corporation's employees are matched to a specific percentage by the Corporation. These contributions are included in salaries, wages and benefits expense.

K) MAINTENANCE AND REPAIRS

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

L) OTHER OPERATING EXPENSES

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, Aeroplan Miles redeemed for other than travel, ground costs for Air Canada Vacations packages, and other expenses. Expenses are recognized as incurred.

M) FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Under the Corporation's risk management policy, derivative financial instruments are used only for risk management purposes, not for generating trading profits. When the Corporation utilizes derivatives in hedge accounting relationships, the Corporation identifies, designates and documents those transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. To the extent that a derivative financial instrument does not qualify for hedge accounting or for those that are not designated as hedges, the fair value of the derivative financial instrument is recorded on the consolidated statement of financial position and changes in its fair value are recorded in income in the period when the change occurs.

Changes in the fair value of foreign currency forward contracts, option agreements and currency swap agreements used for foreign exchange risk management but not designated as hedges for accounting purposes, are recorded in foreign exchange gain (loss). These contracts are included in the consolidated statement of financial position at fair value in Accounts receivable and Accounts payable and accrued liabilities.

The Corporation from time to time enters into interest rate swaps to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments, including anticipated debt transactions.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

Changes in the fair value of these swap agreements, which are not designated as hedges for accounting purposes, are recognized in income in Other non-operating income and are recorded on the consolidated statement of financial position in Other assets and Other long-term liabilities.

Derivatives under the fuel-hedging program are designated as hedges for accounting purposes and hedge accounting is being applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Premiums paid for option contracts and the excluded time value of the options is deferred as a cost of the hedge in the consolidated statement of financial position in Other assets and recognized in Fuel expense at the same time as the hedged jet fuel is consumed. Similarly, the value of the derivatives previously measured at fair value where the Corporation did not apply hedge accounting is also treated as a cost of the hedge and accounted for in the same way. Prior to these derivative instruments being designated as hedges for accounting purposes, gains or losses are recorded in other non-operating expense.

The Corporation will discontinue hedge accounting when the hedge item matures, expires, is sold, terminated, cancelled or exercised, the Corporation terminates its designation of the hedging relationship, the hedging relationship ceases to be effective, or the anticipated transaction is no longer probable.

When a hedging item ceases to exist and is not replaced, any gains, losses, revenues or expenses associated with the hedging item that have been deferred previously as a result of applying hedge accounting are carried forward to be recognized in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

When a hedged item ceases to exist or an anticipated transaction is no longer probable, any gains, losses, revenues or expenses associated with the hedging item that had been deferred previously as a result of hedge accounting are realized in the current period's statement of operations.

N) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect, which is based on an average for the month. Adjustments to the Canadian dollar equivalent of foreign denominated monetary assets and liabilities due to the impact of exchange rate changes are classified on the consolidated statement of operations as a foreign exchange gain or loss.

O) INCOME TAXES

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

P) CASH AND CASH EQUIVALENTS

Cash includes $1,730 pertaining to investments with original maturities of three months or less at December 31, 2006 (2005 - $1,540). Investments include bankers acceptances, bankers discount notes, and commercial paper, which may be liquidated promptly and have original maturities of three months or less. The weighted average interest rate on investments as at December 31, 2006 is 4.30% (2005 - 3.31%).

Q) SHORT-TERM INVESTMENTS

Short-term investments, comprised of bankers acceptances and bankers discount notes, have original maturities over three months, but not more than one year. The weighted average interest rate on short-term investments as at December 31, 2006 is 4.31% (2005 - 3.04 %).

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

R) RESTRICTED CASH

As at December 31, 2006, the Corporation has recorded $109 (2005 - $86) in restricted cash, under current assets, representing funds held in trust by Air Canada Vacations in accordance with regulatory requirements governing advance ticket sales, recorded under current liabilities, for certain travel related activities.

S) SPARE PARTS, MATERIALS AND SUPPLIES

Spare parts, materials and supplies are valued at the lower of average cost and net realizable value. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value.

T) PROPERTY AND EQUIPMENT

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. On the application of fresh start accounting effective September 30, 2004, the cost of the Corporation's property and equipment was adjusted to fair value. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases and variable interest entities are depreciated to estimated residual values over the life of the lease. Aircraft and flight equipment are depreciated over 20 to 30 years, with 10% to 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 40 to 50 years on a straight line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or 5 years. Ground and other equipment is depreciated over 3 to 25 years.

U) INTEREST CAPITALIZED

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates that the assets are available for service. Capitalized interest related to the acquisition of new flight equipment and other property and equipment is included in purchase deposits within Property and equipment (refer to Note 3). Capitalized interest also includes financing costs charged by the manufacturer on capital commitments as described in Note 15.

V) DEFERRED FINANCING COSTS

Deferred financing costs are amortized on an effective interest basis over the term of the related obligation.

W) INTANGIBLE ASSETS

As a result of the application of fresh start reporting, intangible assets were recorded at their estimated fair values at September 30, 2004. Indefinite life assets are not amortized while assets with finite lives are amortized to nil over their estimated useful lives.

================================================================================
                                                            Estimated Useful
                                                            Life
--------------------------------------------------------------------------------
International route rights and slots                         Indefinite
Air Canada trade name                                        Indefinite
Aeroplan trade name                                          Indefinite
Other marketing based trade names                            Indefinite
Aeroplan contracts                                           25 years
Star Alliance membership                                     25 years
Other contract and customer based intangible assets          10 to 15 years
Technology based intangible assets                           1 to 25 years
================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


X) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

Indefinite life intangible assets are subjected to impairment tests under Canadian GAAP on an annual basis or when events or circumstances indicate a potential impairment. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

Y) INVESTMENTS

Investments not subject to significant influence are carried at cost and any declines in value that are determined to be other than temporary are included in earnings. Earnings from such investments are recognized only to the extent received or receivable.

Z) AIRCRAFT LEASE PAYMENTS IN EXCESS OF OR LESS THAN RENT EXPENSE

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and long-term liabilities is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement.

AA) ASSET RETIREMENT OBLIGATIONS

The Corporation records an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

BB) VARIABLE INTEREST ENTITIES

Aircraft and Engine Leasing Transactions
----------------------------------------

Air Canada has entered into aircraft and engine leasing transactions with a number of special purpose entities that are variable interest entities (a "VIE") under Accounting Guideline 15 of the CICA Handbook, Variable Interest Entities ("AcG-15"). As a result of the adoption of AcG-15 and the Corporation being the primary beneficiary of these VIEs, the Corporation consolidates leasing entities covering 51 aircraft and 22 engines.

Fuel Facilities Arrangements
----------------------------

Air Canada participates in fuel facilities arrangements operated through fuel facility corporations (the "Fuel Facility Corporations"), along with other airlines to contract for fuel services at various major Canadian airports. The Fuel Facility Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under AcG-15, Air Canada is the primary beneficiary of three of the Fuel Facilities Corporations in Canada. Five of the Fuel Facility Corporations in which Air Canada participates in Canada that have not been consolidated have assets of approximately $128 and debt of approximately $108, which is Air Canada's maximum exposure to loss without taking into consideration any cost sharing and asset retirement obligations that would occur amongst the other contracting airlines. Air Canada considers this loss potential as remote.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

CC) FUTURE ACCOUNTING STANDARD CHANGES

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years:

Financial Instruments and Hedges
--------------------------------

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments -- Recognition and Measurement
(ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain unrealized gains and losses -- other comprehensive income -- has been introduced. This provides the ability for certain unrealized gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements however the standards have detailed transition provisions. The Corporation has evaluated the consequences of the new standards, which may have a material impact on the Corporation's financial statements. See additional disclosure on the impact of the new standards in Note 16.

DD) COMPARATIVES
----------------

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

--------------------------------------------------------------------------------
3. PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

                                                                          2006                2005
----------------------------------------------------------------------------------------------------
Cost
   Flight equipment                                           $          3,663   $           3,007
   Assets under capital leases (a)                                       1,813               1,758
   Buildings and leasehold improvements                                    674                 649
   Ground and other equipment                                              172                 165
----------------------------------------------------------------------------------------------------
                                                                         6,322               5,579
----------------------------------------------------------------------------------------------------
Accumulated depreciation and amortization
   Flight equipment                                                        476                 184
   Assets under capital leases (a)                                         285                 142
   Buildings and leasehold improvements                                     99                  54
   Ground and other equipment                                               40                  29
----------------------------------------------------------------------------------------------------
                                                                           900                 409
----------------------------------------------------------------------------------------------------
                                                                         5,422               5,170

Purchase deposits, including capitalized interest (b)                      567                 324
----------------------------------------------------------------------------------------------------
Property and equipment at net book value (c)                  $          5,989   $           5,494
----------------------------------------------------------------------------------------------------

(a)  Included in capital leases as at December 31, 2006 are 37 aircraft (2005 --
     35) with a cost of $1,739 (2005 -- $1,684) less accumulated depreciation of $265 (2005 -- $130) for a net book value of $1,474 (2005 -- $1,554), computer equipment with a cost of $28 (2005 -- $28) less accumulated depreciation of $16 (2005 -- $9) for a net book value of $12 (2005 -- $19) and facilities with a cost of $46 (2005 -- $46) less accumulated depreciation $4 (2005 -- $3) for a net book value of $42 (2005 -- $43).

(b)  Includes $287 (2005 -- $189) for Boeing B777/787 aircraft, $66 (2005 --
     $65) for Embraer aircraft, $174 (2005 -- $25) for the aircraft interior refurbishment program and $40 (2005 -- $45) for equipment purchases and internal projects.

(c) Net book value of Property and equipment includes $1,137 (2005 -- $1,224) consolidated for aircraft and engine leasing entities, and $111 (2005 -- $109) consolidated for fuel facility corporations, all of which are consolidated under AcG-15.

During 2006 the Corporation sold one of its buildings for proceeds of $40 with a carrying value of $35. The gain on sale of $5 has been deferred in these consolidated financial statements as a result of the leaseback of a portion of the property by subsidiaries of the Corporation. The deferred gain will be amortized into consolidated net income on a weighted average basis over the term of the leaseback transaction, which will result in the gain being fully recognized by December 2008. The amortization of the gain recorded during 2006 of $1 offset building lease costs included in Other operating expenses. As at December 31, 2006 the remaining deferred gain on sale of $4 is included in Other long-term liabilities.

During 2005, the Corporation recorded provisions of $17, including $13 for spare parts, to reflect the excess of the carrying value over fair value.

As at December 31, 2006, flight equipment included 28 aircraft (2005 -- 32), that are retired from active service with a net carrying value of $5 (2005 -- $10), which approximates fair value.

Interest capitalized during 2006 amounted to $61 (2005 - $14) with $33 at an interest rate of LIBOR plus 3.0% and $28 at an interest rate of 8.05%.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

--------------------------------------------------------------------------------
4. DEFERRED CHARGES
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

                                                                       2006                2005
-------------------------------------------------------------------------------------------------
Aircraft lease payments in excess of rent expense          $             83   $             106
Financing costs                                                          33                  39
-------------------------------------------------------------------------------------------------
                                                           $            116   $             145
-------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

--------------------------------------------------------------------------------
5. INTANGIBLE ASSETS
--------------------------------------------------------------------------------

                                                     2006                2005
--------------------------------------------------------------------------------
Indefinite life assets
   International route rights and slots  $            430   $             653
   Air Canada trade name                              393                 595
   Aeroplan trade name                                 75                 109
   Other marketing based trade names                   50                 118
--------------------------------------------------------------------------------
                                                      948               1,475
--------------------------------------------------------------------------------
Finite life assets
   Aeroplan contracts                                 291                 407
   Star Alliance membership                           158                 239
   Other contract and customer based                  257                 247
   Technology based                                   196                 206
--------------------------------------------------------------------------------
                                                      902               1,099
--------------------------------------------------------------------------------
Accumulated depreciation and amortizatio
   Aeroplan contracts                                 (40)                (23)
   Star Alliance membership                           (22)                (12)
   Other contract and customer based                  (90)                (40)
   Technology based                                   (55)                (37)
--------------------------------------------------------------------------------
                                                     (207)               (112)
--------------------------------------------------------------------------------
Finite life assets, net                               695                 987
--------------------------------------------------------------------------------
                                         $          1,643   $           2,462
--------------------------------------------------------------------------------

As a result of recognizing the benefit of future income tax assets that existed at fresh start, and for which a valuation allowance was recorded, for the year ended December 31, 2006, intangible assets were reduced on a pro-rata basis by $733, including the impact of the reversal of the $504 income tax valuation allowance as described in Note 8 and the reduction in future income tax assets of $65 related to the March 2006 special distribution of Aeroplan units described in Note 20. In addition, amortization of intangible assets in 2006 amounted to $95 (2005 - $96).

In 2005, as a result of the dilution gain described in Note 22, intangible assets related to Aeroplan were reduced by $77.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

--------------------------------------------------------------------------------
6. DEPOSITS AND OTHER ASSETS
--------------------------------------------------------------------------------

                                                 2006                2005
----------------------------------------- ------------------ -------------------

Aircraft related deposits and
derivative instruments                     $            172   $             167
Collateral under letters of
credit and other deposits                               133                 127
Investment in US Airways (a)                              9                  87
Other                                                     9                  11
----------------------------------------- ------------------ -------------------
                                           $            323   $             392
----------------------------------------- ------------------ -------------------

(a) During 2005 the Corporation made an investment of $87 (US$75) in US Airways Group, Inc. ("US Airways") for 5 million shares accounted for using the cost method. In connection with the equity investment, the Corporation also received options to purchase additional common stock in US Airways. On closing of the transaction, ACE sold these options for proceeds of $1.

     During 2006 the Corporation disposed of 4.5 million shares of its holding in US Airways. The net proceeds from the sale transactions amounted to $232 (US$206). The Corporation recorded a pre-tax gain of $152 ($126 after tax) during 2006 as a result of these transactions.

     As at December 31, 2006, the Corporation continued to hold 0.5 million shares in US Airways with a market value of US$27 ($31), representing less than 1% of the equity of US Airways.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
7. LONG-TERM DEBT AND CAPITAL LEASES
--------------------------------------------------------------------------------


--------------------------------------------------- -------------- ----------------- ----------------- ----------------
                                                              Final Stated Interest
                                                           Maturity            Rate             2006             2005
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
ACE:
   Convertible senior notes (a)                              2035              4.25  $           263   $          247
Air Canada:
   Embraer aircraft financing (b)                     2017 - 2021       6.89 - 8.49              776              393
   Conditional sales agreements (c)                          2019       8.26 - 8.28              184              193
   Lufthansa cooperation agreement (d)                       2009              6.50               44               59
   GE loan (e)                                               2015             11.12               48               51
   Revolving credit facility (f)                             2010                 -                -                -
Aeroplan:
   Credit facilities (g)                                     2009              5.30              300              300
Jazz:
   Senior syndicated credit facility (h)                     2009              7.09              115                -
   Term loans and credit facilities                                                                -               14
Other                                                 2007 - 2010       4.32 - 9.10                5                8
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
Direct Corporation debt                                                                        1,735            1,265
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
Air Canada:
   Aircraft and engine leasing entities - debt (i)                                             1,051            1,125
   Fuel facility corporations - debt (j)                                                          59               53
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
Debt consolidated under AcG-15                                                                 1,110            1,178
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
Air Canada:                                           2008 - 2027                              1,281            1,365
   Capital lease obligations (k)
--------------------------------------------------- -------------- ----------------- ----------------- ----------------

Total debt and capital leases                                                                  4,126            3,808
--------------------------------------------------- -------------- ----------------- ----------------- ----------------

Current portion                                                                                 (367)            (265)
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
Long-term debt and capital leases                                                    $         3,759   $        3,543
--------------------------------------------------- -------------- ----------------- ----------------- ----------------
The Stated Interest Rate in the table above is the rate as of December 31, 2006.

Principal repayment requirements as at December 31, 2006 on long-term debt and capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 are as follows:


-------------------------------------- ------------ ------------ ------------ ------------- ------------ --------------
                                             2007         2008         2009          2010         2011     Thereafter
-------------------------------------- ------------ ------------ ------------ ------------- ------------ --------------
Direct Corporation debt                $       67   $       85   $      485   $       55    $       70   $        973
Debt consolidated under AcG-15                120          117           60           118          248            447
Capital lease principal obligation            180          179           92            90           87            653
-------------------------------------- ------------ ------------ ------------ ------------- ------------ --------------
Total                                  $      367   $      381   $      637   $      263    $      405   $      2,073
-------------------------------------- ------------ ------------ ------------ ------------- ------------ --------------

(a) During 2005 ACE issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. The financial liability was calculated by discounting the stream of future payments of interest and principal at the prevailing rate for a similar liability that does not have an associated conversion feature. The financial liability will increase to the face value of the debt over a five year period to June 1, 2010, the first date on which the holder can require ACE to purchase all or a portion of the Convertible Notes, as described further below, resulting in an effective interest rate of 12% on the financial liability.

     The Convertible Notes bear interest at a rate of 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in each year commencing December 1, 2005. Holders may convert their Convertible Notes into Class B Voting Shares (if the holder is Canadian) or into Class A Variable Voting Shares (if the holder is not a Canadian) prior to maturity based on an initial conversion rate of 20.8333 Shares per $1,000.00 principal amount of Convertible Notes. Upon notice of conversion, ACE will have the option to deliver cash, shares or a combination of cash and shares for the Convertible Notes surrendered.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


     In connection with the special distribution in March 2006 of units of Aeroplan Income Fund to the shareholders of ACE (Note 20), the conversion rate has been adjusted from 20.8333 to 22.2838. This adjustment was effective on March 22, 2006 and has been determined in accordance with the terms of indenture governing the Convertible Notes. Subsequent to December 31, 2006 a further adjustment was made to the conversion factor (Note 24).

     At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Notes at a redemption price equal to 100% of the principal amount of the Convertible Notes, plus accrued interest. Holders may require ACE to purchase all or a portion of the Convertible Notes on June 1, 2010; June 1, 2015; June 1, 2020; June 1, 2025 and June 1, 2030 at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest. Upon specified change of control events, holders of Convertible Notes will have the option to require ACE to purchase all or any portion of the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

     ACE may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Convertible Notes that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering Class A Variable Voting Shares (if the holder is not a Canadian) and Class B Voting Shares (if the holder is Canadian). The number of Shares a holder will receive in respect of each Convertible Note will be determined by dividing the principal amount of the Convertible Notes that are to be redeemed, purchased or repaid at maturity, as the case may be, and that are not paid in cash, by 95% of the average closing price (defined as the weighted average, by volume, of the reported last sale price of each class of shares) of the shares on the Toronto Stock Exchange ("TSX") for the ten consecutive trading days ending on the third trading day preceding the date fixed for redemption, purchase or maturity date, as the case may be.

(b) The following table summarizes the loans that Air Canada drew to finance the acquisition of Embraer aircraft that are secured by the delivered aircraft:

------------------- -------------- --------------- -------------- ------------------- -------------------
                       Number of        Interest                       Original US$       Original CDN$
                        Aircraft            Rate       Maturity         Loan Amount         Loan Amount
------------------- -------------- --------------- -------------- ------------------- -------------------
2006 Year
    Embraer 175                1           7.34%           2018       $          20           $      23
    Embraer 190               15           8.07%           2021                 330                 374
------------------- -------------- --------------- -------------- ------------------- -------------------
2005 Year
    Embraer 175               14           7.14%           2017                 277                 329
    Embraer 190                3           7.80%           2020                  65                  75
------------------- -------------- --------------- -------------- ------------------- -------------------
Total                                                                 $         692           $     801
------------------- -------------- --------------- -------------- ------------------- -------------------

     During 2006, the interest rate margins on outstanding financing relating to all EMB 175 aircraft (US$297) were re-priced from 3.25% down to 2.35% and eight loans that bear interest at a floating interest rate were converted to fixed interest rate loans. The Interest Rate above represents the weighted average fixed interest rates as at December 31, 2006 of the loans that Air Canada drew relating to the Embraer aircraft financing (7.81% - weighted average rate of the fixed and floating interest rate loans outstanding as at December 31, 2005).

(c) US$158 principal outstanding on purchases of two A340-500 aircraft financed through conditional sales agreements. Principal and interest is paid quarterly until maturity in 2019. The purchase price installments bear interest at a three month LIBOR rate plus 2.9% (8.27% as at December 31, 2006 and 7.26% as at December 31, 2005).

(d) US$38 principal outstanding to mature in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

(e) US$41 principal outstanding to mature in 2015, with quarterly repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% pre-payable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a current carrying value of $55.

(f) Upon closing of the initial public offering of Air Canada ("Air Canada IPO") and satisfaction of certain customary conditions, the revolving credit facility was amended and restated. The amended agreement established a $400 million senior secured revolving credit facility (the "Amended Credit Facility") with a three-year term. The Amended Credit Facility has a


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

     three year term that can be extended at Air Canada's option for additional one-year periods on each anniversary of the closing of the Air Canada IPO, subject to prior approval of Lenders holding no less than two thirds of the total commitments under the Amended Credit Facility. The total amount available for borrowing under the Amended Credit Facility is subject to a borrowing base restriction based on certain percentages of the values of eligible accounts receivable and eligible real estate of Air Canada. The Amended Credit Facility is secured by a first priority security interest and hypothec over the present and after-acquired personal property of Air Canada, subject to certain exclusions and permitted liens, and by a first priority charge and hypothec over certain owned and leased real property of Air Canada. Air Canada's obligations are guaranteed by 1209265 Alberta Ltd., a subsidiary of Air Canada, which provides a first priority security interest over its present and after-acquired personal property, subject to certain exclusions and permitted liens, as security for its guarantee obligations. The Amended Credit Facility contains customary representations and warranties and is subject to customary terms and conditions (including negative covenants, financial covenants and events of default). The interest rate margin ranges from LIBOR plus 2.25% to 3.25% or prime plus 1.25% to 2.25% (based on Air Canada's earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent). As at December 31, 2006, no amount was drawn under this facility.

(g) Aeroplan has arranged for senior secured credit facilities in the amount of $475. The credit facilities consist of one $300 (or the U.S. dollar equivalent thereof) term facility (the "Term Facility"), a $100 (or the U.S. dollar equivalent thereof) acquisition facility (the "Acquisition Facility") and a $75 (or the U.S. dollar equivalent thereof) revolving term facility (the "Revolving Term Facility").

     The Term Facility and the Acquisition Facility mature on June 29, 2009, or earlier at the option of Aeroplan and bear interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%. At December 31, 2006, borrowings under the Term Facility were in the form of Bankers' Acceptances with a 90 day term (2005 - 91 day term) and an effective interest rate of 5.3% (2005 - 4.4%). The Term Facility was drawn in order to fund a portion of the $400 Aeroplan Miles Redemption Reserve, included in Cash and cash equivalents and Short-term investments. The remaining $100 was funded from the proceeds of the Aeroplan offering described in Note 22. During the year, the term of the Revolving Term Facility was extended to mature on June 29, 2009, from June 29, 2008, or earlier at the option of Aeroplan. As at December 31, 2006, no amounts were drawn under the Acquisition Facility (2005 - nil).

     Borrowings under the Aeroplan credit facilities are secured by substantially all the present and future assets of Aeroplan, subject to a merchant services agreement with First Data Loan Company, Canada that includes a guarantee to fulfill obligations related to airline and tour tickets sold in advance and charged to the credit cards processed under the agreement. As at December 31, 2006, the maximum exposure related to this guarantee was estimated to be $215 and would rank ahead of the security granted under the credit facilities, which is included in the Advance ticket sales liability.

     The terms of the New Credit Facilities include certain covenants. The continued availability of the credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

(h) In connection with the initial public offering of the Jazz Air Income Fund ("Jazz IPO"), Jazz arranged for a senior secured syndicated credit facility in the amount of $150 (Note 19). On closing of the Jazz IPO, $115 was drawn under the credit facility ($113 net of fees). The facility bears interest at floating rates and has a three year term maturing in 2009. The outstanding credit facility is secured by substantially all the present and future assets of Jazz. Jazz entered into swap agreements with third parties with a notional value of $115 to receive floating rates and pay fixed rates of 7.09%. Subsequent to December 31, 2006, the original term of this facility was extended to 2010.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

(i) Air Canada has entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs. The debt has a weighted average effective interest rate of approximately 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to the Corporation, as lessee, in the event of default or early termination of the lease. Aircraft related debt amounting to US$902 ($1,051) [2005 -- US$965 ($1,125)] is summarized as follows:

------------------------  ----------------- -------------- ----------------
                                    Final
                                 Maturity           2006             2005
------------------------  ----------------- -------------- ----------------
Canadian Regional Jet         2007 - 2011   $        316   $          329
Boeing 767-300                2011 - 2016            211              231
Engines                              2008             71               78
Airbus 319                    2011 - 2014            304              331
Airbus 321                           2017            149              156
------------------------- ----------------- -------------- ----------------
                                            $      1,051   $        1,125
------------------------- ----------------- -------------- ----------------

(j) Under AcG-15, Air Canada is the primary beneficiary of certain of the Fuel Facility Corporations in Canada. The debt is secured by a general security agreement covering all assets of the Fuel Facility Corporations.

(k) Capital lease obligations, related to computer equipment, facilities and 37 aircraft, total $1,281 ($80 and US$1,030) [2005 total $1,365 ($87 and
     US$1,096)]. The debt has a weighted average effective interest rate of approximately 8% and final maturities range from 2008 to 2027. During 2006 the Corporation recorded interest expense on capital lease obligations of $101 (2005 - $119).

     As at December 31, 2006, obligations under capital leases for future minimum lease payments are as follows:

    -------------------------------------------------- -------------------

    2007                                               $             275
    2008                                                             260
    2009                                                             161
    2010                                                             152
    2011                                                             142
    Thereafter                                                       829
    -------------------------------------------------- -------------------
    Total minimum lease payments                                   1,819
    Less amount representing interest                               (538)
    -------------------------------------------------- -------------------
    Total obligation under capital leases              $           1,281
    -------------------------------------------------- -------------------

     Certain aircraft lease agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. This test relates to 38 aircraft under lease of which 37 are accounted for as capital leases. Under the test, the Corporation may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent the Corporation has obtained residual value support on lease expiry. The maximum amount payable on July 1, 2009, assuming the related aircraft are worth nil, is US$871. This amount declines over time to nil upon lease expiry.

Interest paid on long-term debt and capital lease obligations in 2006 by the Corporation was $273 (2005 - $220).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
8. FUTURE INCOME TAXES
--------------------------------------------------------------------------------

The following income tax related amounts appear in ACE's consolidated statement of financial position:

----------------------------------------- ------------------ -------------------

                                                 2006                2005
----------------------------------------- ------------------ -------------------
Future income tax asset recorded
 in current assets (a) and (b)             $            584   $               -
----------------------------------------- ------------------ -------------------
Future income tax asset (b)                $            336   $               -
----------------------------------------- ------------------ -------------------
Current taxes payable (a)                  $           (345)  $               -

----------------------------------------- ------------------ -------------------
Future income tax liability (c)            $           (136)  $           (221)
----------------------------------------- ------------------ -------------------

a)   Current Taxes

As part of a tax loss utilization strategy that was planned in conjunction with the initial public offering of Air Canada and corporate restructuring, a current tax payable of $345 was created. This tax payable arose upon a transaction to transfer tax assets from Air Canada to ACE. This tax payable will be recoverable from future income tax assets of Air Canada, and as such a future income tax asset of $345 has been recorded in current assets. The recovery is expected to settle within twelve months.

b)   Valuation Allowance

The Corporation has determined that it is more likely than not that certain future income tax assets of $575, of which an amount of $504 was offset by a valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income. As a result a future income tax asset of $575 is recorded on the consolidated statement of financial position, with $239 classified as a current future income tax asset based upon the expected period of reversal. The plan of arrangement as described in Note 24 provides part of the basis for management's assessment of realization due to the use of future income tax assets involved in the distribution of Aeroplan units.

With the reversal of the valuation allowance, a reduction to intangible assets (on a pro-rata basis) of $504 was recorded based on the current carrying value of future income tax assets that existed at fresh start, $16 was recorded as a recovery of income tax in the consolidated statement of operations for those future income tax assets arising after fresh start, $12 was recorded as a recovery of income tax for the current year, and $43 has been recorded as a deferred tax recovery related to the increase in the effective tax rate applicable to certain of the Corporation's future income tax assets. This deferred recovery is recorded in Accounts payable and accrued liabilities and will reverse to income as the underlying future income tax assets are realized. The Corporation has determined that it is more likely than not that future income tax assets of $1,511 are not recoverable and continue to be offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income.

c)   Future Income Tax Liability

It has been assumed that certain intangibles and other assets with no underlying tax cost and a carrying value of approximately $861, have indefinite lives and accordingly, the associated future income tax liability of $136 is not expected to reverse until the assets are disposed of or become amortizable, resulting in the reporting of a future income tax liability of $136.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                     December 31         December 31
                                                                                         2006                2005
-------------------------------------------------------------------------------- ------------------ -------------------
Future tax assets
   Non-capital loss carry forward                                                $            413   $             793
   Post-employment obligations                                                                685                 805
   Accounting provisions not currently deductible for tax                                     181                 182
   Tax basis of capital over book basis                                                       309                 400
   Outside basis differences in ACE's investments in Aeroplan                                 359                   -
   Eligible capital expenditures                                                               28                  19
   Unearned revenues                                                                          393                  31
   Intangible assets                                                                          102                 111
   Net other                                                                                   45                  64
-------------------------------------------------------------------------------- ------------------ -------------------
   Total future tax assets                                                                  2,515               2,405
-------------------------------------------------------------------------------- ------------------ -------------------
Future tax liabilities
   Intangible assets                                                                          220                 388
-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                            2,295               2,017
Net future tax assets
-------------------------------------------------------------------------------- ------------------ -------------------
   Less valuation allowance                                                                 1,511               2,238
-------------------------------------------------------------------------------- ------------------ -------------------
Net recorded future income tax asset (liability)                                 $            784   $           (221)
-------------------------------------------------------------------------------- ------------------ -------------------

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense is as follows:

-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                      December 31         December 31
                                                                                             2006                2005
-------------------------------------------------------------------------------- ------------------ -------------------
Provision based on combined federal and provincial rates                         $            184   $             132
Non-taxable portion of capital gains                                                          (24)                 (2)
Large corporations tax                                                                          -                  15
Non-deductible expenses                                                                        35                  25
Taxable capital gain on Aeroplan and Jazz distributions to ACE                                 17                   -
Non-taxable dilution gain on Aeroplan LP                                                        -                 (42)
Non-taxable dilution gain on Jazz LP                                                          (63)                  -
Non-taxable dilution gain on Air Canada                                                        (4)                  -
Effect of tax rate changes on future income taxes                                             (28)                  -
Effect of statutory tax rates substantially enacted during the year                            82                 (38)
Reduction in income tax expense arising from the recognition of a previously
   unrecognized tax loss                                                                      (16)                  -
Other                                                                                           8                   1
-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                              191                  91
-------------------------------------------------------------------------------- ------------------ -------------------
Valuation allowance (refer to b) above)                                                       (82)                 40
-------------------------------------------------------------------------------- ------------------ -------------------
Provision for income taxes                                                       $            109   $             131
-------------------------------------------------------------------------------- ------------------ -------------------

Significant components of the provision for income taxes attributable to continuing operations are as follows:

-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                      December 31         December 31
                                                                                             2006                2005
-------------------------------------------------------------------------------- ------------------ -------------------
Current tax expense                                                              $              7   $              15
Future income tax expense (recovery) relating to temporary differences                        118                 114
Future income tax expense (recovery) from tax rate changes                                     82                 (38)
Reduction in income tax expense arising from the recognition of a previously
   unrecognized tax loss                                                                      (16)                  -
Valuation allowance                                                                           (82)                 40
-------------------------------------------------------------------------------- ------------------ -------------------
Provision for income taxes                                                       $            109   $             131
-------------------------------------------------------------------------------- ------------------ -------------------

In addition to the above items impacting the provision for income taxes, a future income tax expense of $59 was recorded in equity related to the ACE Special Distribution of Aeroplan Units (refer to Note 20).

Taxes paid in 2006 by the Corporation were $1 (2005 - nil).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


The balances of tax attributes as at December 31, 2006, namely the balances of non-capital loss carry forwards, vary amongst different taxing jurisdictions. The following are the Federal tax loss expiry dates:

----------------------------------------------- ------------------
                                                      Tax losses
----------------------------------------------- ------------------
2010                                            $              9
2014                                                          20
2015                                                         896
2026                                                         388
----------------------------------------------- ------------------
                                                $          1,313
----------------------------------------------- ------------------



--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
9. PENSION AND OTHER BENEFIT LIABILITIES
--------------------------------------------------------------------------------

Air Canada maintains several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees and also to certain employees assigned to work at Aeroplan and ACTS.

Air Canada is the administrator and sponsoring employer of ten Domestic Registered Plans ("Domestic Registered Plans") under the Pension Benefits Standard Act, 1985 (Canada). The US plan, UK plan and Japan plan are international plans covering employees in those countries. In addition, Air Canada maintains a number of supplementary pension plans, which are not registered. The defined benefit pension plans provide benefits upon retirement, termination or death based on the member's years of service and final average earnings for a specified period.

Jazz also maintains its own defined benefit and defined contribution plans, providing pension benefits to most of its employees.

The other employee benefits consist of health, life and disability. These benefits consist of both post-employment and post-retirement benefits. The post-employment benefits relate to disability benefits available to eligible active employees, while the post-retirement benefits are comprised of health care and life insurance benefits available to eligible retired employees.

In 2005, the measurement date used for financial reporting of the pension and other benefit obligations was revised to November 30 from December 31.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Benefit Obligation and Plan Assets

The following tables present financial information related to the change in the pension and other post-employment benefits plans:

-------------------------------------------- ------------------------------------- ------------------------------------
                                                       Pension Benefits              Other Employee Future Benefits
                                             ------------------------------------- ------------------------------------
                                                        2006                2005             2006                2005
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
Change in benefit obligation
   Benefit obligation at beginning of year   $        12,921   $          11,207   $          940   $             842
   Current service cost                                  254                 202               77                  85
   Interest cost                                         640                 650               48                  50
   Employees' contributions                               89                  80                -                   -
   Benefits paid                                        (627)               (592)             (60)                (63)
   Actuarial (gain) loss                                 (74)              1,419              (38)                 31
   Foreign exchange                                       32                 (45)              (1)                 (5)
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
                                                      13,235              12,921              966                 940
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
Change in plan assets
   Fair value of plan assets at
     beginning of year                                10,421               9,673               14                  10
   Actual return on plan assets                        1,493               1,016                1                   1
   Employer contributions                                455                 284               47                  54
   Employees' contributions                               89                  80                -                   -
   Benefits paid                                        (627)               (592)             (54)               (51)
   Foreign exchange                                       27                 (40)               -                   -
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
                                                     11,858               10,421                8                  14
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
Deficit at end of year                                 1,377               2,500              958                 926
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
Employer contributions after
   measurement date                                       (7)                 (6)              (6)                 (5)
Unrecognized past service cost                             -                   -                -                   -
Unrecognized net actuarial gain (loss)                  (221)             (1,061)              46                  21
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
Net benefit obligation                                 1,149               1,433              998                 942
-------------------------------------------- ----------------- ------------------- ---------------- -------------------
Weighted average assumptions used to
determine the accrued benefit liability
   Discount rate                                       5.00%               5.00%      5.00 - 5.50%      4.50 - 5.75%
   Rate of compensation increase (a)                   2.50%               4.00%
-------------------------------------------- ----------------- ------------------- ---------------- -------------------

(a) As a result of pay awards during 2006, a rate of compensation increase of 1.75% was used for years 2006 to 2008 in determining the net benefit obligation for the pension plan and 2.5% for the remaining years.

The pension benefit deficit at the end of the year by plan is as follows:

------------------------------------- ------------------ -------------------

                                                  2006                2005
------------------------------------- ------------------ -------------------
Domestic registered plans             $            556   $           1,657
US, UK and Japan                                    55                  76
Supplementary plans                                766                 767
------------------------------------- ------------------ -------------------
                                      $          1,377   $           2,500
------------------------------------- ------------------ -------------------

The deficit, on an accounting basis, at December 31, 2006 for pension benefits was $1,377 compared to $2,500 at December 31, 2005. The decrease in the accounting deficit is mainly the result of a return on plan assets of approximately 13.8% for the year and funding of past service employer contributions of $261. The decrease in the net plan deficit during the year is expected to result in decreased employer contributions for 2007 as described below under Pension Plan Cash Funding Obligations.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


The net benefit obligation is recorded in the statement of financial position as follows:

------------------------------------------------- -------------- --------------
                                                                         2005
                                                          2006
------------------------------------------------- -------------- --------------
Pension benefits                                  $      1,149   $      1,433
Other employee future benefits                             998            942
------------------------------------------------- -------------- --------------
Net benefit obligation                                   2,147          2,375
------------------------------------------------- -------------- --------------
Current portion                                           (271)          (221)
------------------------------------------------- -------------- --------------
Pension and other benefits liability              $      1,876   $      2,154
------------------------------------------------- -------------- --------------

The current portion of Pension benefits represents past service contributions for the Domestic Registered Plans, scheduled to be paid during 2007 while the current portion of Other employee future benefits is an estimate of the claims to be incurred during 2007. The current portion is included in Accounts payable and accrued liabilities.

Total cash payments for 2006, consisting of cash contributed by the Corporation to its defined benefit plans, cash payments to beneficiaries for post-employment and post-retirement plans, and cash contributed to its defined contribution plans were $520 (2005 - $355).

Pension and Other Employee Future Benefit Expense

The Corporation has recorded net defined benefit pension and other employee future benefits expense as follows:

----------------------------------------------- ------------------------------------ ----------------------------------
                                                         Pension Benefits             Other Employee Future Benefits
                                                ------------------------------------ ----------------------------------
                                                           2006               2005             2006             2005
----------------------------------------------- ----------------- ------------------ ---------------- -----------------
Components of
Net Periodic Pension Cost
   Current service cost                         $           254   $            202   $           77   $            85
   Interest cost                                            640                650               48                50
   Actual return on plan assets                          (1,515)              (973)              (1)               (1)
   Actuarial (gain) loss on benefit obligation              (47)             1,362              (43)               19
----------------------------------------------- ----------------- ------------------ ---------------- -----------------
Costs arising in the year                                  (668)             1,241               81               153
----------------------------------------------- ----------------- ------------------ ---------------- -----------------
Differences between costs arising in the year
and costs recognized in the year in respect
of:
   Return on plan assets                                    774                281                -                 -
   Actuarial loss (gain)                                     65             (1,362)              26               (23)
----------------------------------------------- ----------------- ------------------ ---------------- -----------------
                                                            839             (1,081)              26               (23)
----------------------------------------------- ----------------- ------------------ ---------------- -----------------
Net defined benefit pension and other           $           171   $            160   $          107   $           130
   employee benefits expense
----------------------------------------------- ----------------- ------------------ ---------------- -----------------
Weighted average assumptions used to
determine the accrued benefit cost
   Discount rate                                          5.00%              5.75%     5.00 - 5.50%      4.50 - 5.75%
   Expected long-term rate of return
       on plan assets                                     7.50%              7.50%            7.50%             7.50%
   Rate of compensation increase (a)                      4.00%              4.00%
----------------------------------------------- ----------------- ------------------ ---------------- -----------------

(a) A rate of compensation increase of 0% in 2005 and 2% in 2006 was used in determining the net benefit pension expense and 4% for the remaining years.

Other Benefits -- Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 9.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 (2005 - 10%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 and the obligation by $17. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 and the obligation by $16.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Pension Plan Cash Funding Obligations

As at December 31, 2006 and based on the January 1, 2006 solvency valuation, the table below provides projections for the Corporation's cash pension plan funding obligations for 2007. The final funding obligation for 2007 will be determined based on the January 1, 2007 valuation.

----------------------------------------------- ------------------
                                                            2007
----------------------------------------------- ------------------
Past service domestic registered plans          $            250
Current service domestic registered plans                    162
Other pension arrangements                                    86
----------------------------------------------- ------------------
                                                $            498
----------------------------------------------- ------------------

The most recent actuarial valuation is as at January 1, 2006 and the effective date of the next required actuarial valuation is January 1, 2007. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2006 actuarial valuations plus a projection of the current service contributions based upon the January 1, 2006 actuarial valuation used for the purpose. Based on a funding outlook, the solvency deficit on the registered pension plans at January 1, 2007 is expected to decrease significantly compared January 1, 2006 and, as a result, employer contributions determined in accordance with regulations, are expected to decline by approximately $90 in 2007.

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its Domestic Registered Plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date Air Canada issued subordinated secured promissory Notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such Notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. The amount of secured promissory Notes outstanding as at December 31, 2006 is $219 (2005 - $329. The effect of the issuance of the subordinated security promissory Notes is included within the fair value of the obligation for pension benefits as reflected in the Corporation's balance sheet.

The composition of the Domestic Registered Plan assets and the target allocation consist of the following:

--------------------------- ----------------- ---------------- -----------------
                                November 30      November 30            Target
                                       2006             2005        Allocation
--------------------------- ----------------- ---------------- -----------------
Equity securities                     59.1%            62.3%             59.0%
Bonds and mortgages                   34.7%            32.1%             41.0%
Real estate                            0.0%             0.1%              0.0%
Short-term and other                   6.2%             5.5%              0.0%
--------------------------- ----------------- ---------------- -----------------
                                     100.0%           100.0%            100.0%
--------------------------- ----------------- ---------------- -----------------

Domestic Registered Plans

For the Domestic Registered Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The investment return objective of the fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

- Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 37% to 43% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

- Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


     among individual securities and sectors. The target return is comprised of 40% of the total return of the Scotia Capital Universe Bond Index and 60% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by the Corporation.

The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Defined Contribution Plans

The Corporation's management, administrative and certain unionized employees may participate in defined contribution plans. The employees' contributions range from 3% to 6% of earnings with the Corporation contributing an equal amount. The Corporation's expense for defined contribution plans amounted to $7 for the year ended December 31, 2006 (2005 - $6).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
10. OTHER LONG-TERM LIABILITIES
--------------------------------------------------------------------------------

-----------------------------------------   ----------------   ----------------
                                                       2006                2005
-----------------------------------------   ----------------   ----------------
Unfavourable contract liability on
aircraft leases (a)                          $           77      $          107
Aircraft rent in excess of lease payments               121                 126
Long-term employee liabilities (b)                       54                 109
Workplace safety and insurance board liability           45                  53
Other                                                    81                  51
-----------------------------------------   ----------------   ----------------
                                             $          378      $          446
-----------------------------------------   ----------------   ----------------

(a) The unfavourable contract liability on aircraft leases represents the net present value of lease payments in excess of estimated market rents related to lease arrangements that existed on fresh start reporting.

(b) The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that existed upon the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

-----------------------------------------   ----------------   ----------------
                                                      2006                2005
-----------------------------------------   ----------------   ----------------
Beginning of year                             $        144       $         180
Charges recorded in salaries,
 wages and benefits                                      -                   5
Interest accretion                                       8                  12
Adjustment (see below)                                 (23)                  -
Amounts disbursed                                      (52)                (53)
-----------------------------------------   ----------------   ----------------
End of year                                             77                 144
Current portion                                        (32)                (40)
-----------------------------------------   ----------------   ----------------
                                              $         45       $         104
-----------------------------------------   ----------------   ----------------

     During 2006, as a result of a review of the outstanding provisions related to programs implemented prior to September 30, 2004, it was determined that a portion of the provision amounting to $23 would no longer be required and was adjusted. The amount reversed has been applied as an adjustment to shareholders' equity as described in Note 12.

     The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that have been created subsequent to the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

-----------------------------------------   ----------------   ----------------
                                                      2006                2005
-----------------------------------------   ----------------   ----------------
Beginning of year                             $         13       $          12
Special charge for labour restructuring:
    Initial provision                                   33                   -
    Adjustment to provision                             (8)                  -
Charges recorded in salaries,
  wages and benefits                                     7                   5
Amounts disbursed                                      (13)                 (4)
-----------------------------------------   ----------------   ----------------
End of year                                             32                  13
Current portion                                        (23)                 (8)
-----------------------------------------   ----------------   ----------------
                                              $          9       $           5
-----------------------------------------   ----------------   ----------------

     The Corporation offers certain severance programs to certain employees from time to time. The cost of these programs is recorded within operating expenses. The Corporation does not have any continuing obligation to offer these programs.

     Special charge for labour restructuring

     A workforce reduction plan was announced in February 2006 to reduce non-unionized employee levels by 20 percent. A special charge of $28 was recorded in the Air Canada Services segment and $5 in ACTS in Quarter 1 2006 relating to this program. During Quarter 4 2006, the estimated cost of this plan to the Air Canada Services segment was revised due to the favourable impact of attrition and other factors which

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

     reduced the cost of achieving the target. As a result, the Air Canada Services segment recorded a reduction of $8 in Quarter 4 2006 to the special charge for labour restructuring.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
11. STOCK-BASED COMPENSATION
--------------------------------------------------------------------------------

ACE Stock Option Plan

Certain of the Corporation's employees participate in the ACE stock option plan. Plan participation is limited to employees holding positions that, in ACE Board's view (or a committee selected by the Board), have a significant impact on ACE's long term results. The stock option plan provides that the options will have an exercise price of not less than 100% of the market price of the underlying shares at the time of grant. Fifty percent of all options vest over four years. The remaining options vest upon performance conditions that are based on net income targets established by the ACE Board over the same time period. All options expire after seven years. The terms of ACE's stock option plan specify that upon the retirement of the employee, options granted to that employee may be exercised as the options vest.

The number of ACE stock options granted to employees, the related compensation expense recorded (post adoption of EIC-162) and the assumptions used to determine stock-based compensation expense, using the Black-Scholes option valuation model were as follows:

---------------------------------------------- --------------- ----------------
                                                         2006             2005
---------------------------------------------- --------------- ----------------
Compensation expense ($ millions)                 $         7      $         3

Number of stock options granted                       748,926          770,000
Weighted average fair value per
  option granted ($)                              $     10.61     $       9.46
Aggregated fair value of options
  granted ($ millions)                            $         8     $          7
Weighted average assumptions:
   Risk-free interest rate                              4.02%            3.40%
   Expected volatility                                    35%              35%
   Dividend yield                                          0%               0%
   Expected option life (years)                           4.5              4.5
---------------------------------------------- --------------- ----------------

The risk-free interest rate above is based on the average yield on the Government of Canada marketable bonds for the contractual life of the option in effect at the time of the grant. Expected volatilities used are based on historical volatilities from traded stock of ACE and other factors. A zero dividend yield is used based on the historical dividend yield of ACE. The expected life of the stock options represent the period of time that options granted are expected to be outstanding and is derived from the output of an option valuation model.

In 2006, the amount credited to share capital for ACE stock options exercised was $16 (2005 - $11). For ACE stock options exercised, new shares are issued by the Corporation.

At December 31, 2006, a total of 3,597,798 (2005 - 3,186,908) stock options were outstanding, and represented approximately 2.9% (2005 - 2.61%) of ACE's fully diluted equity, which was within the Corporation's guideline of 5%.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


A summary of the activity related to Corporation employees participating in the ACE stock options' plan is as follows:

--------------------------------------------- ------------------------------------ ------------------------------------
                                                             2006                                 2005
                                              ------------------------------------ ------------------------------------
                                                   Options       Weighted Average       Options        Weighted Average
                                                     (000)   Exercise Price/Share         (000)    Exercise Price/Share
--------------------------------------------- -------------- --------------------- -------------- ---------------------
Beginning of year                                    3,187   $           24.70            3,028   $               20.00
Granted                                                134               37.65              770                   39.44
Exercised                                             (111)              20.00             (522)                  20.00
Forfeited                                              (79)              20.00              (89)                  20.00
--------------------------------------------- -------------- --------------------- -------------- ---------------------
Outstanding options, prior to special                3,131               25.53            3,187                   24.70
   distribution
Adjustment - ACE special distribution (a)              218                                  n/a
--------------------------------------------- -------------- --------------------- -------------- ---------------------
Outstanding options, after special
   distribution (a)                                  3,349               23.87
Granted                                                615               33.33
Exercised                                             (338)              18.80
Forfeited                                              (28)              21.85
--------------------------------------------- -------------- --------------------- -------------- ---------------------
Outstanding options, end of year                     3,598   $           25.98            3,187   $               24.70
--------------------------------------------- -------------- --------------------- -------------- --------------------
Options exercisable, end of year                       613   $           24.50              162   $               23.95
--------------------------------------------- -------------- --------------------- -------------- ---------------------

(a) In accordance with the terms of the ACE stock option plan, the special distribution in March 2006 (Note 20) triggered an adjustment to the weighted average exercise price and the number of options outstanding. Effective March 22, 2006, the adjustment was applied to all unexercised ACE stock options as of March 1, 2006, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes described in Note 7. As at the adjustment date, the weighted average option exercise price and number of options outstanding had been amended from $25.53 and 3,131,399 options to $23.87 and 3,349,608 options.

The total intrinsic value of options exercised under this plan during 2006 was $7.

-------------------- -------- ------------------------------------------------------ ----------------------------------
                                            2006 Outstanding Options                     2006 Exercisable Options
                              ------------------------------------------------------ ----------------------------------
                                   Number of   Weighted Average    Weighted Average     Number of      Weighted Average
  Range of Exercise  Expiry          Options     Remaining Life            Exercise   Exercisable              Exercise
             Prices    Dates     Outstanding            (Years)         Price/Share       Options           Price/Share
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------
             $18.70     2011       2,025,074                  5              $18.70       419,130                $18.70
    $31.89 - $38.91     2012         820,936                  6               36.89       193,867                 37.05
    $30.61 - $36.11     2013         751,788                  7               33.70             -                     -
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------
                                   3,597,798                                 $25.98       612,997                $24.50
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------


-------------------- -------- ------------------------------------------------------ ----------------------------------
                                            2005 Outstanding Options                     2005 Exercisable Options
                              ------------------------------------------------------ ----------------------------------
  Range of Exercise  Expiry        Number of   Weighted Average                         Number of      Weighted Average
                                                                   Weighted Average
                                     Options     Remaining Life            Exercise   Exercisable              Exercise
             Prices    Dates     Outstanding            (Years)         Price/Share       Options           Price/Share
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------
             $20.00     2011       2,416,908                  6              $20.00       129,923                $20.00
    $34.11 - $41.62     2012         770,000                  7               39.44        32,292                 39.87
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------
                                   3,186,908                                 $24.70       162,215                $23.95
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------


The aggregate intrinsic value of the exercisable options outstanding at December 31, 2006 is $8 and the weighted average remaining life is 5.3 years.

Subsequent to December 31, 2006, a further adjustment was made to the weighted average exercise price and the number of options outstanding (see Note 24).

Air Canada Long-Term Incentive Plan

Certain of the Air Canada's employees participate in the Air Canada Long-term Incentive Plan (the "Air Canada LTIP") administered by the Board of Directors of Air Canada. The Air Canada LTIP which was established at the


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

time of the Air Canada IPO in November 2006 provides for the grant of options and performance share units to senior management and officers of Air Canada.

The options to purchase shares granted under the Air Canada LTIP have a maximum term of 10 years and an exercise price based on the fair market value of the shares at the time of the grant of the options. Options granted under the Air Canada LTIP will vest over four years and will incorporate performance vesting features. The performance vesting conditions are based on net income targets established by the Air Canada Board over the same time period. The terms of the Air Canada LTIP specify that upon the retirement of the employee, options granted may be exercised as the rights to exercise accrue within three years from the retirement date.

The number of Air Canada stock options granted to employees, the related compensation expense recorded and the assumptions used to determine stock-based compensation expense, using the Black-Scholes option valuation model were as follows:

-------------------------------------------- ---------------- -----------------
                                                         2006             2005
-------------------------------------------- ---------------- -----------------
Compensation expense ($ millions)              $            3    $           -

Number of stock options granted                     1,699,678                -
Weighted average fair value per option
  granted ($)                                  $         5.40    $           -
Aggregated fair value of options granted
   ($ millions)                                $            9    $           -
Weighted average assumptions:
   Risk-free interest rate                              4.07%                -
   Expected volatility                                    35%                -
   Dividend yield                                          0%                -
   Expected option life (years)                           4.5                -
-------------------------------------------- ---------------- -----------------

The risk-free interest rate above is based on the average yield on the Government of Canada marketable bonds for the contractual life of the option in effect at the time of the grant. Expected volatilities used are based on historical volatilities from traded stock of Air Canada and other factors. A zero dividend yield is used based on the historical dividend yield of Air Canada. The expected life of the stock options represent the period of time that options granted are expected to be outstanding and is derived from the output of an option valuation model.

A summary of the activity related to Corporation employees participating in the Air Canada Long-term Incentive Plan is as follows:

------------------------------------------ --------------------------------------- ------------------------------------
                                                            2006                                  2005
                                           --------------------------------------- ------------------------------------
                                                   Options                              Options        Weighted Average
                                                                 Weighted Average
                                                                         Exercise
                                                     (000)        Price/Share (b)         (000)    Exercise Price/Share
------------------------------------------ ----------------- --------------------- -------------- ---------------------
Beginning of year                                        -   $                  -             -   $             -
Granted                                              1,700                  21.00             -                 -
Exercised                                                -                      -             -                 -
Forfeited                                                -                      -             -                 -
------------------------------------------ ----------------- --------------------- -------------- ---------------------
Outstanding options, end of year                     1,700   $              21.00             -   $             -
------------------------------------------ ----------------- --------------------- -------------- ---------------------
Options exercisable, end of year                         -   $                  -             -   $             -
------------------------------------------ ----------------- --------------------- -------------- ---------------------


-------------------- -------- ------------------------------------------------------ ----------------------------------
                                            2006 Outstanding Options                     2006 Exercisable Options
                              ------------------------------------------------------ ----------------------------------
                                   Number of   Weighted Average    Weighted Average     Number of      Weighted Average
  Range of Exercise  Expiry          Options     Remaining Life            Exercise   Exercisable              Exercise
             Prices    Dates     Outstanding            (Years)         Price/Share       Options           Price/Share
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------
             $21.00     2016       1,699,678                 10              $21.00             -                     -
-------------------- -------- --------------- ------------------ ------------------- -------------- -------------------

Approximately 346,000 performance share units were also granted under the Air Canada LTIP. The performance share units have a maximum term of three years and a grant price based on fair market value of the shares at the time of the grant. Performance share units granted under the Long-term Incentive Plan will vest over three years commencing January 1, 2007 and will incorporate performance vesting features. The terms of the Long-term Incentive Plan specify that upon the retirement of the employee, performance share


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

units granted will be prorated at the end of the vested term based on the total number of completed months of active service during the term of the performance share units.

Aeroplan Long-Term Incentive Plans

Aeroplan has an Initial Long-Term Incentive Plan ("Aeroplan Initial LTIP") that grants Aeroplan Fund Units to key employees. On March 31, 2006, ACE transferred 500,000 Aeroplan Fund Units for the purpose of funding the Aeroplan Initial LTIP. Under the terms of the plan, 50% of the units granted are subject to vesting conditions based on Aeroplan's performance and 50% vest based on time. Performance based units vest at the end of each performance period if distributable cash targets established by the Aeroplan Board of Directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in the following performance period.

On March 31, 2006 ACE exchanged on a 1:1 basis 500,000 of its Aeroplan Limited Partnership units into Aeroplan Income Fund units ("Fund Units"). The Aeroplan Income Fund units were transferred to a trust for the purpose of funding the Aeroplan Initial LTIP. The transfer was recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss within ACE. Forfeited units that do not meet the vesting conditions and accumulated distributions thereon accrue back to ACE.

Aeroplan has an On-going Long-Term Incentive Plan ("Aeroplan On-going LTIP") that grants yearly Aeroplan Fund Units to eligible employees on a basis of a percentage of their annual base salary. The Aeroplan Fund Units are held in a trust for the benefit of the eligible employees and vest at the end of a three year period commencing January 1 of the year in respect of which they are granted, subject to achieving distributable cash targets established by the Aeroplan Board of Directors. Aeroplan purchases the units on the secondary market. Distributions declared by Aeroplan on any units granted under this plan may be invested in additional units, which will vest concurrently and proportionately with the units granted. Forfeited units and accumulated distributions thereon accrue to Aeroplan. The trust is consolidated by Aeroplan as a variable interest entity.

Aeroplan has an Omnibus Plan in order to attract and/or retain employees. The Aeroplan Fund Units are held in a trust and vesting conditions vary at the time of grant but are typically time based, with units vesting 3 years after the grant. Distributions declared by Aeroplan on any units granted under this plan may be invested in additional units, which will vest concurrently with the units granted. Forfeited units and accumulated distributions thereon accrue to Aeroplan. The trust is consolidated by Aeroplan as a variable interest entity.

As at December 31, 2006, the details of units of Aeroplan Long-term Incentive Plans described above are as follows:

--------------------------------------------------------------------------------------------------------
Aeroplan Fund Units (000)                                 Initial LTIP     On-going LTIP   Omnibus Plan
-------------------------------------------------------   -------------    -------------   -------------
Beginning of year, units outstanding                               --               --              --
Granted                                                             568             86              66
Forfeited                                                          (103)            --              --
Vested                                                             (197)            --              --
-------------------------------------------------------   -------------    -------------   -------------
End of year, units outstanding                                      268             86              66
-------------------------------------------------------   -------------    -------------   -------------
Weighted average remaining life (years)                             1.3              2             2.5
-------------------------------------------------------   -------------    -------------   -------------
Cost of units purchased during the year                   $         --      $        1     $         1
-------------------------------------------------------   -------------    -------------   -------------

The Aeroplan segment recorded compensation expense of $3 during 2006 for the above plans.

Jazz Long-Term Incentive Plan

Jazz has a similar Initial Long-Term Incentive Plan ("Jazz Initial LTIP") that grants Jazz Fund Units to key employees as a one-time special award. A total of 603,903 Jazz Fund Units were granted. Under the terms of the plan, 50% of the units granted are subject to vesting conditions based on Jazz's performance and 50% vest on December 31, 2008. The Jazz segment recorded compensation expense of $2 during 2006 for this plan and the total estimated future commitment under this plan is $6.

During 2006, the net amount credited to contributed surplus for the stock-based compensation plans of the Corporation was $19 (2005 - $2).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Employee Ownership Plans

Employee ownership plans have been established for shares or units of ACE, Air Canada, Aeroplan or Jazz under which eligible employees are allowed to invest a portion of their base salary for the purchase of shares or units on the secondary market (up to 6% of their salary for Jazz employees and up to 5% for other entities). The Corporation will match between 33% and 100% of the investments made by the employee. During 2006, the Corporation recorded compensation expense of $2 in the Air Canada Services segment, less than $1 in the Aeroplan segment and $2 in the Jazz segment for these employee ownership plans.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
12. SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------

The issued and outstanding common shares of ACE as at December 31, 2006, along with potential common shares, are as follows:

------------------------------------------------- -------------- ---------------
Outstanding shares (000)                                  2006            2005
------------------------------------------------- -------------- ---------------
Issued and outstanding
   Class A variable voting shares (a)                   79,499          76,735
   Class B voting shares (a)                            22,772          25,059
   Shares held in escrow                                     -              28
------------------------------------------------- -------------- ---------------
Total issued and outstanding                           102,271         101,822
------------------------------------------------- -------------- ---------------

Potential common shares
   Convertible preference shares (b)                    10,747          10,228
   Convertible notes (c)                                 7,354           6,875
   Stock options                                         3,598           3,187
------------------------------------------------- -------------- ---------------
Total potential common shares                           21,699          20,290
------------------------------------------------- -------------- ---------------


Share capital as at December 31, 2006 (net of issue costs):

------------------------------------------------- -------------- ---------------
                                                          2006            2005
------------------------------------------------- -------------- ---------------
Share capital
   Common shares (a)                               $     2,188    $      2,231
   Convertible preference shares (b)                       117             117
   Convertible notes (c)                                    92              92
------------------------------------------------- -------------- ---------------
                                                         2,397           2,440
------------------------------------------------- -------------- ---------------
   Adjustment to shareholders' equity (d)               (1,655)         (1,693)
------------------------------------------------- -------------- ---------------
                                                   $       742    $        747
------------------------------------------------- -------------- ---------------

During 2006 the Corporation, issued 449,109 (2005 - 521,976) common shares on the exercise of stock options for cash consideration of $8 (2005 - $10). In addition, as a result of the special distribution in March 2006 (Note 20), $59 was recorded as a reduction in Share capital.

In 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 ($442 net of fees).

Share capital and other equity is comprised of:

(a)  Common shares

     Class A Variable Voting Shares

     The Class A Variable Voting Shares may be held only by persons who are not Canadians and are entitled to one vote per Class A Variable Voting Share unless (i) the number of Class A Variable Voting Shares outstanding (including the Convertible Preferred Shares, on an as-converted basis), as a percentage of the total number of votes attaching to voting shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A Variable Voting Share will decrease proportionately such that (i) the Class A Variable Voting Shares as a class (including the Convertible Preferred Shares on an as-converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


     Class B Voting Shares

     The Class B Voting Shares may be held only by persons who are Canadians. Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the ACE.

     The changes during 2006 in the outstanding common shares and their aggregate stated value were as follows:

---------------------------------------------- ---------------- ----------------
                                                                          2006
                                               ---------------- ----------------
                                                 Number (000)           Amount
---------------------------------------------- ---------------- ----------------
Issued, beginning of year                             101,822   $        2,231
Shares issued on the exercise
  of stock options                                        449               16
Special distribution                                        -              (59)
---------------------------------------------- ---------------- ----------------
                                                      102,271   $        2,188
---------------------------------------------- ---------------- ----------------

(b)  Convertible Preferred Shares

     As at September 30, 2004, 12,500 Convertible Preferred Shares were issued for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 10,747,346 common shares, based on the conversion ratio applicable as at December 31, 2006.

     For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. The Convertible Preferred Shares will increase by 5% per annum, compounded semi-annually from the date of issuance ("Fully Accreted Value") resulting in an accretion on the financial liability at an effective interest rate of 12%. The financial liability amounted to $166 at December 31, 2006 ($148 at December 31, 2005).

     Each preferred share shall confer on its holder the right to that number of votes as is equal to the number of ACE shares into which each preferred share held by such holder could be converted on the date for determination of shareholders entitled to vote at the meeting or on the date of any written consent, based on the conversion ratio in effect on such date; provided, however, that if any Convertible Preferred Shares are held by persons who are not Canadians, such Convertible Preferred Shares shall be subject to the same proportionate reduction in voting percentage as described for Class A Variable Voting Shares above as if, for voting purposes only, such Convertible Preferred Shares had been converted into Class A Variable Voting Shares.

     The Convertible Preferred Shares may be converted at any time, at the option of the holder thereof, into fully paid and non-assessable Class B Voting Shares (if the holder is a Canadian) or fully paid and non-assessable Class A Variable Voting Shares (if the holder is not a Canadian) at the conversion ratio applicable upon the date of conversion. The conversion price is 130% of the subscription price ($20) of each Class B Voting Share under the 2004 Rights Offering. The conversion is based upon the Fully Accreted Value at the time of conversion.

     Mandatory Conversion

     The holders of the Convertible Preferred Shares will be required to convert the Convertible Preferred Shares into fully paid and non-assessable common shares at the conversion ratio applicable upon the date of conversion, if the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeded 175% of the conversion price.

     The Convertible Preferred Shares will also be subject to mandatory conversion into fully paid and non-assessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:

     - if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or

     - if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

          mandatory conversion date, (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and

     - if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

     The first mandatory conversion date is seven years from the date of issuance.

     Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Convertible Preferred Shares, upon the liquidation, dissolution or winding-up or distribution of the assets of ACE, the holders of the Convertible Preferred Shares will be entitled to receive, prior to and in preference to the holders of ACE shares, an amount equal to the Fully Accreted Value of the Convertible Preferred Shares as of the date of the liquidation, dissolution, winding-up or distribution.

     The holders of Convertible Preferred Shares participate on an as-converted basis with respect to all dividends, distributions, spin-off, split-off, subscription rights or other offers made to holders of Class A Variable Voting Shares and Class B Voting Shares and any other similar transactions.

(c)  Convertible Notes

     During 2005, the Corporation issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument with the conversion option reflected in other equity above. Refer to Note 7 for additional information.

(d)  Adjustment to Shareholders' Equity

     Under fresh start reporting, the balance in shareholders' equity after a comprehensive revaluation is adjusted to the net value of identifiable assets and liabilities. Section 1625 of CICA Handbook, Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.

     During 2006, as a result of a review of outstanding provisions recorded at the time of exiting CCAA on September 30, 2004, it was determined that a portion of the provision amounting to $38 ($23 related to labour related programs) was no longer required. The amount reversed has been applied against Share capital as these amounts related to plans established before the application of fresh start reporting.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
13. EARNINGS PER SHARE
--------------------------------------------------------------------------------

The following table outlines the calculation of basic and diluted earnings per share:

-------------------------------------------------------------------------------- ------------------ -------------------
(in millions, except per share amounts)                                                      2006                2005
-------------------------------------------------------------------------------- ------------------ -------------------
Numerator:
   Numerator for basic earnings per share:
     Income for the year                                                         $            408   $             261
   Effect of potential dilutive securities:
     Stock options                                                                              -                   -
     Convertible preferred shares                                                              23                  11
     Convertible notes                                                                         27                  15
   Add back anti-dilutive impact:
     Convertible notes                                                                          -                 (15)
-------------------------------------------------------------------------------- ------------------ -------------------
   Adjusted earnings for diluted earnings per share                              $            458   $             272
-------------------------------------------------------------------------------- ------------------ -------------------

Denominator:
   Denominator for basic earnings per share:
     Weighted-average shares                                                                  102                  98
   Effect of potential dilutive securities:
     Stock options                                                                              1                   1
     Convertible preferred shares                                                              11                  10
     Convertible notes                                                                          7                   5
   Add back anti-dilutive impact:
     Convertible notes                                                                          -                  (5)
-------------------------------------------------------------------------------- ------------------ -------------------
   Adjusted weighted-average shares for diluted earnings per share                            121                 109
-------------------------------------------------------------------------------- ------------------ -------------------

-------------------------------------------------------------------------------- ------------------ -------------------
Basic earnings per share                                                         $           4.01   $            2.66
-------------------------------------------------------------------------------- ------------------ -------------------
Diluted earnings per share                                                       $           3.80   $            2.48
-------------------------------------------------------------------------------- ------------------ -------------------

The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the exercise of such securities are assumed to be used to purchase Class B Voting Shares.

Excluded from the calculation of diluted earnings per share were 320,886 outstanding options as the option's exercise price was greater than the average market price of the common shares for the year (2005 - 750,000).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006



--------------------------------------------------------------------------------
14. SEGMENT INFORMATION
--------------------------------------------------------------------------------

A reconciliation of the total amounts reported by each business segment and geographic region to the applicable amounts in the consolidated financial statements follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                                               2006
                                             ----------------------------------------------------------------------
                                             Air Canada
                                              Services    Aeroplan        Jazz        ACTS         CIE        Total
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
Passenger revenue                            $    8,887  $     --    $     --    $     --    $       82  $    8,969
Cargo revenue                                       625        --          --          --          --           625
Other revenue                                       558         759           7         228        (489)      1,063
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
   External revenue                              10,070         759           7         228        (407)     10,657
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
Inter-segment revenue                               169          10       1,374         627      (2,180)       --
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
                                                 10,239         769       1,381         855      (2,587)     10,657
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
Special charge for Aeroplan Miles                  (102)       --          --          --          --          (102)
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
   Total revenues                                10,137         769       1,381         855      (2,587)     10,555
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
                                                  1,816          79         311         331          16       2,553
Salaries, wages, and benefits
Aircraft fuel                                     2,544        --           285           1        (284)      2,546
Aircraft rent                                       314        --           134        --            (7)        441
Airport user fees                                   982        --           178        --          (177)        983
Aircraft maintenance materials
    and supplies                                    768        --            98         234        (629)        471
Depreciation of property
    and equipment                                   437        --            21           6           3         467
Amortization of intangible assets                    54          14        --            13          14          95
Obsolescence provisions                               2        --          --            12        --            14
Commissions                                         237        --          --          --            (1)        236
Capacity purchase fees paid to Jazz                 871        --          --          --          (871)       --
Special charge for labour restructuring              20        --          --             5        --            25
Other operating expenses                          1,978         536         210         255        (650)      2,329
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
   Total operating expenses                      10,023         629       1,237         857      (2,586)     10,160
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------

Operating income (loss)                             114         140         144          (2)         (1)        395
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------
                                                     82          20           6           1          11         120
Interest income
Interest expense                                   (313)        (15)         (8)        (18)        (24)       (378)
Interest capitalized                                 62        --            (1)       --          --            61
Gain on sale of US Airways                         --          --          --          --           152         152
Dilution gain - Air Canada                         --          --          --          --            25          25
Dilution gain - Jazz                               --          --          --          --           220         220
Gain (loss) on sale of and provisions
   on assets                                         (6)       --          --          --             2          (4)
Other non-operating income (expense)                (16)         (1)         (1)          1           3         (14)
Non-controlling interest                            (12)       --          --          --           (60)        (72)
Foreign exchange gain                                12        --          --          --          --            12
Recovery of (provision for)
    income taxes                                      3        --          --          --          (112)       (109)
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------

Segment results / income (loss)              $      (74) $      144  $      140  $      (18) $      216  $      408
------------------------------------------   ----------  ----------  ----------  ----------  ----------  ----------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

--------------------------------------------------------------------------------------------------------------
                                                                                                          2005
                                             -----------------------------------------------------------------
                                             Air Canada
                                              Services   Aeroplan       Jazz       ACTS        CIE       Total
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Passenger revenue                            $    8,197 $     --   $        2 $     --   $       70 $    8,269
Cargo revenue                                       620       --         --         --         --          620
Other revenue                                       537        627          8        187       (418)       941
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
   External revenue                               9,354        627         10        187       (348)     9,830
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Inter-segment revenue                               155         13      1,013        567     (1,748)      --
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
   Total revenues                                 9,509        640      1,023        754     (2,096)     9,830
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
                                                  1,857         71        265        308         16      2,517
Salaries, wages, and benefits
Aircraft fuel                                     2,197       --          177          1       (177)     2,198
Aircraft rent                                       341       --           80       --           (4)       417
Airport user fees                                   924       --          124       --         (124)       924
Aircraft maintenance materials
    and supplies                                    693       --           68        174       (568)       367
Depreciation of property
    and equipment                                   346       --           18          7          2        373
Amortization of intangible assets                    56          8       --           14         18         96
Obsolescence provisions                               2       --         --           11       --           13
Commissions                                         253       --         --         --         --          253
Capacity purchase fees paid to Jazz                 693       --         --         --         (693)      --
Other operating expenses                          1,956        459        162        192       (552)     2,217
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
   Total operating expenses                       9,318        538        894        707     (2,082)     9,375
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Operating income (loss)                             191        102        129         47        (14)       455
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------
                                                     48          6          1       --           11         66
Interest income
Interest expense                                   (270)        (5)       (16)       (14)       (10)      (315)
Interest capitalized                                 14       --         --         --         --           14
Dilution gain - Aeroplan                           --         --         --         --          190        190
Gain (loss) on sale of and provisions
   on assets                                        (31)      --            4       --           (1)       (28)
Other non-operating income (expense)                 15         (3)      --         --          (24)       (12)
Non-controlling interest                            (13)      --         --         --          (11)       (24)
Foreign exchange gain                                47       --         --         --           (1)        46
Provision for income taxes                          (21)      --         --         --         (110)      (131)
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------

Segment results / income (loss)              $      (20)$      100 $      118 $       33 $       30 $      261
------------------------------------------   ---------- ---------- ---------- ---------- ---------- ----------


Geographic Information

------------------------------------------- ----------------- ------------------
Passenger revenues                                     2006               2005
------------------------------------------- ----------------- ------------------
   Canada                                   $         3,710   $          3,447
   US Transborder                                     1,841              1,570
   Atlantic                                           1,814              1,727
   Pacific                                              956                934
   Other                                                648                591
------------------------------------------- ----------------- ------------------
                                            $         8,969   $          8,269
------------------------------------------- ----------------- ------------------

------------------------------------------- ----------------- ------------------

Cargo revenues                                         2006               2005
------------------------------------------- ----------------- ------------------

   Canada                                   $           118   $            126
   US Transborder                                        28                 33
   Atlantic                                             224                228
   Pacific                                              214                188
   Other                                                 41                 45
------------------------------------------- ----------------- ------------------
                                            $           625   $            620
------------------------------------------- ----------------- ------------------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Passenger and cargo revenues are based on the actual flown revenue for flights with an origin and destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origin and destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origin and destinations principally in Asia.

Other revenues are principally provided to customers located in Canada.

The Air Canada Services segment recorded an impairment loss of $7 within non-operating expenses on one of its buildings being held for sale in the first quarter of 2007 to ACTS. The impairment loss is reversed within Corporate Items and Eliminations ("CIE") as no impairment exists at the ACE consolidated level for accounting purposes.

Segment Asset Information

-----------------------------------------------------------------------------------------------------------------------
                                                                                                                 2006
                                         ------------------------------------------------------------------------------
                                         Air Canada
                                           Services   Aeroplan         Jazz           ACTS         CIE          Total
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------
Cash and cash equivalents                $    1,312   $    167     $    135      $      -   $      240   $      1,854
Short-term investments                          798        453            -             -           73          1,324
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------
                                         $    2,110   $    620     $    135      $      -   $      313   $      3,178
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------

Additions to capital assets              $      863   $     25     $     25      $      7   $        -   $        920
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------

Total assets                             $   11,388   $    824     $    483      $    989   $     (243)  $     13,441
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------


-----------------------------------------------------------------------------------------------------------------------
                                                                                                                 2006
                                         ------------------------------------------------------------------------------
                                         Air Canada
                                           Services   Aeroplan         Jazz           ACTS         CIE          Total
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------
Cash and cash equivalents                $    1,000   $    366     $     34      $      -   $      165   $      1,565
Short-term investments                          302         99            -             -          215            616
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------
                                         $    1,302   $    465     $     34      $      -   $      380   $      2,181
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------

Additions to capital assets              $      849   $     12     $     16      $      5   $        -   $        882
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------

Total assets                             $    9,995   $    674     $    504      $    381   $      293   $     11,847
---------------------------------------- ------------ ------------ ------------- ---------- ------------ --------------


Substantially all of the Corporation's property and equipment are related to operations in Canada.

The total assets of CIE is net of the inter-company eliminations between each of the four segments and ACE.

Composition of Business Segments

The Corporation revised its internal financial reporting structure during 2006, which results in a change to the reportable segments. As a result of the change, the Corporation has four reportable segments: Air Canada Services, Aeroplan, Jazz, and ACTS. The Air Canada Services segment is comprised of the entities previously included within the Transportation Services segment with the exception that the activities of ACE and certain consolidation adjustments, are now included within CIE. As a result of these changes, the comparative segment disclosures have been restated to reflect the current reportable segment structure.

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. CIE also records the non-controlling interest related to ACE's investment in Aeroplan and Jazz. Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition,


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

Aeroplan records revenue from the redemption of Miles in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.



--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
15. COMMITMENTS
--------------------------------------------------------------------------------

In 2004, Air Canada signed definitive purchase agreements with Embraer -- Empresa Brasileira de Aeronautica S.A. ("Embraer") for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Embraer

The agreement with Embraer covers firm orders for 15 Embraer 175 series aircraft as well as 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. As at December 31, 2006, 49 options remain exercisable.

Deliveries of the 15 Embraer 175 series aircraft commenced in July 2005 and the last aircraft was delivered in January 2006. All Embraer 175 deliveries were 80% financed by a third party as described in Note 7.

The Embraer 190 series deliveries commenced in December 2005 and at December 31, 2006, 18 of the Embraer 190 series firm aircraft orders have been completed. For the first 18 firm Embraer 190 deliveries, all of which have been delivered, Air Canada received loans from a syndicate of banks and the manufacturer covering 80% of the capital expenditure as described in Note 7.

Certain aircraft deliveries which were planned to be completed by November 2007 have been delayed with the last delivery expected by January 2008 and the impact of these delays has been reflected in the projected committed capital expenditures table below. These projections are based on estimates using information currently available and are subject to change.

Air Canada also received loan commitments from a third party for an additional 18 Embraer 190 series firm aircraft covering approximately 80% of the capital expenditure to be repaid in quarterly installments for a 12-year term. Financing for a maximum of five of these aircraft may be based on fixed rates while the remaining 13 aircraft will be based on floating rates. The borrowings bear interest at the 90-day US LIBOR plus 1.90% or the fixed rate equivalent.

Air Canada also received loan commitments from a syndicate of banks for the remaining nine Embraer 190 series firm aircraft to cover approximately 80% of the capital expenditure and to be repaid in quarterly installments for a 12-year term. The borrowings bear interest either at the 90-day US LIBOR plus 1.70% or the fixed rate equivalent.

Boeing

In November 2005, Air Canada concluded agreements with Boeing for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 aircraft.

The order for the 36 Boeing 777 aircraft is comprised of firm orders for 18 aircraft plus purchase rights for 18 more, in a yet-to-be determined mix of the 777 family's newest models. As of December 31, 2006, Air Canada has confirmed with Boeing the delivery of eight Boeing 777-300ER aircraft and six Boeing 777-200LR aircraft. The models of the remaining four Boeing aircraft are yet to be determined. Delivery of the first Boeing 777 aircraft is scheduled for March 2007.

The order for the 60 Boeing 787 aircraft is comprised of firm orders for 14 aircraft plus options and purchase rights for an additional 46 aircraft. Air Canada's first Boeing 787 aircraft is scheduled for delivery in 2010.

Air Canada has received financing commitments from Boeing and the engine manufacturer for all firm aircraft orders covering approximately 90 percent of the capital expenditure. This available financing would be at an interest rate of 9.86 percent, based on interest rates as at December 31, 2006. The term to maturity would be 15 years with principal payments made on a mortgage style basis resulting in equal installment payments of principal and interest over the term to maturity. In November 2006, Air Canada made an application for loan guarantee support from the Export-Import Bank of the United States for the first seven Boeing 777 aircraft deliveries in 2007. The loan guarantee, if provided, would cover a 12-year loan term for 85% of the capital expenditure at an interest rate of approximately 5.36%, based on interest rates as at December 31, 2006.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Air Canada has signed a 10-year lease for one Boeing 777-300ER from International Lease Finance Corporation ("ILFC"), which is scheduled to be delivered in May 2007.

Aircraft Interior Refurbishment Program

In addition to acquiring new aircraft, Air Canada commenced a major refurbishment of the interior of its existing aircraft in April 2006. All existing aircraft, except for the Airbus A340 aircraft, will have refurbished interiors. The aircraft refurbishment program is scheduled to be completed by the middle of 2008. The capital expenditure associated with this program will be amortized over a five-year period.

Capital Commitments

As at December 31, 2006, the estimated aggregate cost of the future firm deliveries as well as other capital purchase commitments approximates $5,863 (of which $4,745 is subject to firm commitment financing). US dollar amounts are converted using the December 31, 2006 noon day rate of CDN$1.1653. The estimated aggregate cost of aircraft is based on delivery prices that include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day LIBOR rate at December 31, 2006. Committed payments are as follows:

----------------------------------------------- ------------------
                                                            2006
----------------------------------------------- ------------------
Year ending December 31, 2007                   $          2,153
Year ending December 31, 2008                              1,458
Year ending December 31, 2009                                448
Year ending December 31, 2010                                933
Year ending December 31, 2011                                868
Thereafter                                                     3
----------------------------------------------- ------------------
                                                $          5,863
----------------------------------------------- ------------------

Operating Lease Commitments

As at December 31, 2006 the future minimum lease payments under existing operating leases of aircraft and other property amount to $2,957 (December 31, 2005 -- $3,416) using year end exchange rates.

-------------------------------------- ----------------------------------------------------------
                                                                                           2006
                                                                    Operating lease commitments
                                       ----------------------------------------------------------
                                               Aircraft      Other property                Total
Year ending December 31, 2007          $            406   $              66   $             472
Year ending December 31, 2008                       335                  58                 393
Year ending December 31, 2009                       305                  43                 348
Year ending December 31, 2010                       270                  34                 304
Year ending December 31, 2011                       200                  25                 225
Thereafter                                        1,072                 143               1,215
-------------------------------------- ------------------ ------------------- -------------------
                                       $          2,588   $             369   $           2,957
-------------------------------------- ------------------ ------------------- -------------------


Lease payments for aircraft classified as capital leases and variable interest entities for accounting purposes are disclosed in Note 7 "Long-Term Debt and Capital Lease Obligations".

As at December 31, 2006, the future minimum non-cancellable commitments for the next 12 months under the capacity purchase agreements with unaffiliated regional carriers is $14.



--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
--------------------------------------------------------------------------------

Under its risk management policy, the Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

Interest Rate Risk Management

Air Canada enters into forward interest rate agreements to manage the risks associated with interest rate movement on US dollar and Canadian dollar floating rate debt and investments. During 2006 Air Canada entered into 19 interest rate swaps with a notional value of US$414 to receive floating rates and pay a weighted average fixed rate of 5.81% for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and November 2007. The swaps have 15 year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. Air Canada intends on settling the interest rate swaps upon delivery of the related aircraft. Air Canada did not apply hedge accounting to these derivative instruments. Before December 31, 2006, 7 of these swaps were settled at net loss of $4. As at December 31, 2006, the fair value of the remaining 12 swaps is $13 in favour of the counterparty and is recorded in Other long-term liabilities on the consolidated statement of financial position. The Air Canada Services segment has recognized a net loss of $17 since inception of these swaps in Quarter 2 2006.

During 2005, Air Canada reached a settlement with a third party related to interest rate swaps that were terminated as a result of Air Canada's filing for CCAA on April 1, 2003. A dispute had arisen following termination between Air Canada and the unrelated third party with respect to replacement arrangements for the swaps. The settlement agreement provided for a payment to Air Canada of US$8 related to a portion of the net payments Air Canada would have received had the swaps not been terminated. The replacement swaps that were put in place with another unrelated third party had a fair value of $9 in favour of the Air Canada on inception. As a result of these transactions, the Air Canada Services segment recorded a gain of $17 net of transaction fees of $3, which has been included in Deposits and other assets. The swaps have a term to January 2024 and convert lease payments related to two B767 aircraft leases consolidated under AcG-15, from fixed to floating rates. These have not been designated as hedges for accounting purposes. As at December 31, 2006, these two swaps have a fair value of $4 in favour of Air Canada (December 31, 2005 -- $7 in favour of Air Canada).

During 2006, Jazz entered into interest rate swaps to hedge its exposure to changes in interest rates on its outstanding senior secured credit facility (Note 7). The interest rate swap is with third parties with a notional value of $115, which has effectively resulted in a fixed interest rate of 7.09% for the term of the senior secured credit facility until February 2, 2009. Effective February 2, 2006, Jazz is applying hedge accounting to these financial instruments and no amount is recorded in these consolidated financial statements. As at December 31, 2006, the fair value of these swaps was less than $1 in favour of the counterparty.

Foreign Exchange Risk Management

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at December 31, 2006, Air Canada had entered into foreign currency forward contracts and option agreements on US$503 of future purchases in 2007. The fair value of these foreign currency contracts as at December 31, 2006 is $25 in favour of Air Canada (December 31, 2005 -- $1 in favour of third parties on US$521 of future purchases in 2006). These derivative instruments have not been designated as hedges for accounting purposes. The unrealized gain has been recorded in foreign exchange.

Air Canada has entered into currency swap agreements for 16 Canadair Regional Jet (CRJ) operating leases until lease terminations between 2007 and 2011. Currency swaps for five CRJ operating leases, with third parties, were put in place on the inception of the leases and have a fair value at December 31, 2006 of $10 in favour of the third parties (December 31, 2005 -- $13 in favour of the third parties), taking into account foreign exchange rates in effect at that time. Currency swaps for 11 CRJ operating leases with third parties have a fair value at December 31, 2006 of $3 in favour of Air Canada (December 31, 2005 -- $3 in favour of the Air Canada). These have not been designated as hedges for hedge accounting purposes. The unrealized changes in fair value have been recorded in Foreign exchange gain or loss.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Fuel Price Risk Management

Air Canada enters into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. As of December 31, 2006, Air Canada had collar option and swap structures in place to hedge a portion of its anticipated jet fuel requirements over the 2007 to 2008 period. Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is mostly limited to a shorter time horizon. Crude oil and heating oil contracts are effective commodities for hedging jet fuel and Air Canada mainly uses these commodities for medium to longer term hedges.

As of December 31, 2006, approximately 39% of Air Canada's anticipated purchases of jet fuel for 2007 were hedged. Air Canada's contracts to hedge anticipated jet fuel purchases over the 2007 period were comprised of jet fuel, heating oil and crude-oil based contract. Air Canada's contracts to hedge anticipated purchases over the 2008 period are all crude oil-based and covered 8% of the first quarter of 2008 anticipated jet fuel purchase requirements.

Hedge accounting was applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Prior to the commencement of Air Canada's hedge accounting being applied, an unrealized gain of $2 was recorded in other non-operating expense during the nine months ended September 30, 2005.

For the year ended December 31, 2006, the Air Canada Services segment recognized a net loss of $43 as a component of fuel expense on the consolidated statement of operations (net loss of $3 for the year ended December 31, 2005) on the settlement of matured contracts and amortization of deferred costs. The fair value of Air Canada's fuel hedging contracts as at December 31, 2006 was $24 (US$21) in favour of counterparties (2005 - $3 in favour of third parties).

During 2006, Air Canada entered into two three-way collar option structures which are composed of one short put option, one long call option and one short call option. This structure creates a ceiling on the potential benefits to be realized by Air Canada if commodity prices increase above the threshold of the short call strike price. Due to the ceiling in these derivative instruments, this type of derivative does not qualify as a hedging instrument under GAAP. As at December 31, 2006, one of the three-way collar option structures remains outstanding, the fair value of this derivative instrument is $1 in favour of the counterparty and is recorded in Accounts payable and accrued liabilities on the consolidated statement of financial position.

During 2005, Air Canada de-designated one contract previously under hedge accounting that was combined into a new net-written option. The net-written option has a fair value less then zero at the time of inception and so it does not qualify as a hedging instrument under GAAP. As at December 31, 2006, the fair value of the net written option was $2 in favour of the counterparty (2005
- less than $1 in favour of the counterparty) and is recorded in Accounts payable and accrued liabilities on the consolidated statement of financial position.

The Air Canada Services segment has recognized a net loss of $3 in non-operating expense during the year ended 2006 for these derivative instruments which do not qualify as hedge accounting instruments.

Concentration of Credit Risk

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

Statement of Consolidated Financial Position Financial Instruments -- Fair
Values

The carrying amounts reported in the consolidated statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The fair value of long-term debt and capital lease obligations as at December 31, 2006 and December 31, 2005 approximates its carrying value.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

Proposed Accounting Policies

The Canadian Institute of Chartered Accountants Accounting Standards Board issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which will be applied by the Corporation for its fiscal years beginning on January 1, 2007. CICA 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners.

When the Corporation adopts the new requirements on January 1, 2007, a new section of shareholders' equity called other comprehensive income will be presented. The new section will include gains and losses related to the mark-to-market of investment securities and cash flow hedges.

The impact of measuring fuel hedging derivatives at fair value on January 1, 2007 will be recognized in opening accumulated other comprehensive income.

The impact of measuring investment securities at fair value on January 1, 2007 will be recognized in opening accumulated other comprehensive income.

Deferred financing costs within deferred charges will be adjusted to the carrying amount of the related long-term debt and after initial recognition the related long-term debt will be amortized using an effective interest method.

The Corporation is currently considering further impacts related to the adoption of such standards on the consolidated financial statements. Prior periods will not be restated for the impact of these new standards.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
17. CONTINGENCIES, GUARANTEES AND INDEMNITIES
--------------------------------------------------------------------------------

Contingencies

Investigation by Competition Authorities Relating to Cargo

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges of a number of airlines and cargo operators, including Air Canada. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating fully with these investigations. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible at this time to predict with any degree of certainty the outcome of these proceedings. It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.

Pay Equity

Complaints filed in 1991 and 1992 with the Canadian Human Rights Commission against Air Canada and the former Canadian Airlines International on behalf of flight attendants at the two airlines alleging discrimination in negotiated wages were referred to the Canadian Human Rights Tribunal in 1996 for inquiry. By agreement of all parties, the inquiry before the Tribunal was limited to whether flight attendants at each airline were in the same establishment as pilots and technical operations personnel. Under the applicable legislation, a complaint can only compare the value of employees work and their wages if they work in the same establishment. In December 1998 the Tribunal found that pilots, flight attendants and technical operations personnel were in different establishments at each airline. This decision was upheld on judicial review by the Federal Court Trial Division, but overturned by the Federal Court of Appeal in 2004. The Supreme Court of Canada in January 2006 dismissed Air Canada's appeal from this latter decision and has remitted the complaints to the Commission for investigation. The value of each employee Corporation's work will be assessed on the basis of the skill, effort and responsibility it demands as well as the conditions under which it is performed. During the restructuring under CCAA, it was agreed that any resolution of the complaints would have no retroactive financial impact prior to September 30, 2004. Air Canada, upon consultation with legal counsel, considers that any investigation will show that it is complying with the equal pay provisions of the Canadian Human Rights Act; however, management is not able to determine the final outcome of the Commission's investigation.

Claim by the Air Canada Pilots Association

In October 2006, the Air Canada Pilots Association ("ACPA") commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and certain members of the board of directors of Air Canada alleging that certain past and future actions are oppressive to them. A variety of remedies were sought against the parties including an injunction to impose, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement which became effective on October 10, 2006. Following a hearing in December, 2006, Mr. Justice Cumming of the Ontario Superior Court of Justice dismissed ACPA's application for an injunction and granted Air Canada's motion to dismiss ACPA's claim. ACPA has not appealed the dismissal of the injunction application but has appealed the order dismissing its claim.

Other

Various other lawsuits and claims, including claims filed by various labour groups of Air Canada and Jazz, are pending by and against the Corporation and provisions have been recorded where appropriate. It is the opinion of management that final determination of these claims will not have a significant material adverse effect on the financial position or the results of the Corporation.

Guarantees

With respect to 45 aircraft leases of Air Canada, the difference between the amended rents from the restructuring arrangements and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable by Air Canada and all future rent will be based on the original contracted rates.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

Guarantees in Fuel Facilities Arrangements

Air Canada participates in fuel facility arrangements operated through fuel facility corporations ("Fuel Facility Corporations"), along with other airlines that contract for fuel services at various major airports in Canada. The Fuel Facility Corporations operate on a cost recovery basis. The purpose of the Fuel Facility Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the Land Rights under the land lease. The aggregate debt of the five Fuel Facility Corporations in Canada that have not been consolidated by the Air Canada under AcG-15 is approximately $108 as at December 31, 2006 (2005 $87), which is the Air Canada's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. Air Canada views this loss potential as remote. Each contracting airline participating in a Fuel Facility Corporation shares pro rata, based on system usage, in the guarantee of this debt.

Under the terms of their respective land leases, the Fuel Facility Corporations have an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. If it was found that the Fuel Facility Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facility Corporations that are consolidated, Air Canada has recorded an obligation of $2 ($12 undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease using an 8% discount rate, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches. For Fuel Facilities Corporations that are not consolidated, Air Canada will also be responsible for any remediation costs that may be incurred. No amount has been accrued in these financial statements for these future costs.

Indemnification Agreements

Air Canada enters into real estate leases or operating agreements, which grant a license to Air Canada to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for Air Canada as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Air Canada's use or occupancy of the leased or licensed premises. Exceptionally, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, Air Canada typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, Air Canada typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, Air Canada typically provides indemnities in respect of certain tax consequences.

When Air Canada, as a customer, enters into technical service agreements with service providers, primarily service providers who operate an airline as their main business, Air Canada has from time to time agreed to indemnify the service provider against liabilities that arise from third party claims, whether or not these liabilities arise out of or relate to the negligence of the service provider, but excluding liabilities that arise from the service provider's gross negligence or willful misconduct.

Under its general by-laws, the Corporation has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance for most tort liabilities and certain related contractual indemnities described above.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
18. AIR CANADA IPO
--------------------------------------------------------------------------------

On November 24, 2006 ACE Aviation Holdings Inc. and Air Canada completed an initial public offering of an aggregate 25 million Air Canada shares at $21 per share for net proceeds of $491, after offering costs of $34.

Through the initial public offering, Air Canada sold an aggregate of 9,523,810 Variable Voting Shares and Voting Shares for net proceeds of $187, after offering costs of $13. In the secondary offering, ACE sold an aggregate of 15,476,190 Variable Voting Shares and Voting Shares for net proceeds of $304, after offering costs of $21. The offering costs incurred were allocated between ACE and Air Canada on a pro rata basis in relation to size of the aggregate offering.

As a result of the Air Canada IPO, ACE recorded a dilution gain of $25 and a non-controlling interest on the statement of financial position of $478 as a result of the dilution of its interest in Air Canada. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Air Canada.

As at December 31, 2006, an aggregate of 100 million Class A Variable Voting Shares and Class B Voting shares in the capital of Air Canada are issued and outstanding. ACE retains control of Air Canada through a 75% ownership interest.

A corporate restructuring occurred in connection with the Air Canada IPO of common shares of Air Canada. Under the corporate restructuring, Air Canada Cargo and Air Canada Ground Handling became wholly owned subsidiaries of Air Canada and ACE transferred a 51 percent ownership in Air Canada Vacations to Air Canada. ACE acquired certain investments held by Air Canada in ACTS for consideration of $673. In addition, net inter-company balances of $170 due by ACE to Air Canada Services were settled.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
19. JAZZ IPO
--------------------------------------------------------------------------------

ACE completed an initial public offering of the Jazz Air Income Fund ("Jazz Fund") on February 2, 2006. The Jazz Fund subscribed for 23.5 million units of Jazz at a price of $10.00 per unit for net proceeds of $218, net of offering costs of $17. Concurrent with the closing of the initial public offering, Jazz received proceeds of $113, after fees of $2, representing the drawing under a new term credit facility (Note 7).

On February 27, 2006, following the exercise of the over-allotment option by the underwriters, the Jazz Fund issued an additional 1.5 million units at a price of $10.00 per unit for additional net proceeds of approximately $14. The Jazz Fund is an unincorporated, open-ended trust that indirectly holds 20.3% of the outstanding limited partnership units of Jazz. ACE holds the remaining 79.7% of the outstanding limited partnership units of Jazz.

Certain of the units held by the Corporation (the "Subordinated Units") representing 20% of the units issued and outstanding at the closing were subordinated until December 31, 2006. Distributions on the Subordinated Units are subordinated in favour of the non-subordinated units. Distributions (including in respect of accrued deficiencies in distributions) are only paid by Jazz on the Subordinated Units at the end of the fiscal quarter.

Under the terms of an investor liquidity agreement, the units held by ACE in Jazz, to the extent not subordinated, are exchangeable for Jazz Fund units on a one-to-one basis. The subordinated units of Jazz held by ACE became exchangeable after December 31, 2006. The exchange right expires once all units of Jazz held by ACE have been exchanged. The investor liquidity agreement also provides for registration and other liquidity rights that enable it to require the Jazz Fund to file a prospectus and otherwise assist with a public offering subject to certain restrictions.

ACE recorded a dilution gain of $220 and a non-controlling interest on the statement of financial position of $10 as a result of the dilution of its interests in Jazz. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Jazz. In addition, a future income tax expense of $10 was recorded.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
20. SPECIAL DISTRIBUTION OF AEROPLAN UNITS - MARCH 2006
--------------------------------------------------------------------------------

On February 16, 2006, ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The distribution of
0.18 Aeroplan unit per Class A variable voting share, Class B voting share, and preferred share (on an as converted basis) of ACE was made as a return of capital and represented in the aggregate approximately 10.1% of the units of Aeroplan Income Fund on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the fair value of the units distributed amounted to $251.

Units of Aeroplan could not be distributed to shareholders of ACE that were resident in the United States. A total of 7,085,111 units of Aeroplan Income Fund, representing those Aeroplan units that would have otherwise been delivered to shareholders of ACE that were resident in the United States, as well as those units of Aeroplan that would have otherwise been delivered to the registered shareholders of ACE holding less than 200 shares in the capital of ACE and any fractional interests in units of Aeroplan, were sold through an orderly sale process on the Toronto Stock Exchange and the net cash proceeds of such sale of units were remitted to shareholders. A total of 20,204,165 Aeroplan units were distributed as part of the special distribution to ACE shareholders, of which 13,119,054 units were delivered to ACE shareholders and the remaining 7,085,111 units were sold on the Toronto Stock Exchange. Following the completion of the distribution, and the funding of Aeroplan's Initial Long Term Incentive Plan as described in Note 11, ACE's direct interest in Aeroplan was 75.3% and Aeroplan Income Fund's interest was 24.7%.

The special distribution to Class A and Class B shareholders totaling 18,347,309 Aeroplan units was a non-monetary non-reciprocal transfer to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss. As Aeroplan is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.

The special distribution to preferred shareholders of ACE totaled 1,856,856 Aeroplan units. This transaction was considered a non-reciprocal transfer to non-owners since the holders of the Convertible Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfer was measured at fair value at the date of distribution and resulted in net interest expense of $4 recorded in 2006 and a reduction to intangible assets of $4 as a result of the dilution of interests. The net interest expense of $4 is the fair value of the distribution of $23 less a gain recorded of $19, which was the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment in Aeroplan of $4 (including fair value adjustments recorded on consolidation) at the time of the distribution.

The special distribution had no cash tax consequences. However, the distribution involved the use of loss carry forwards in ACE giving rise to a reduction in future income tax assets of $65. Of this amount, $59 related to the distribution to the Class A and Class B shareholders which was recorded as a reduction in Share capital and Intangible assets in accordance with the Corporation's accounting policy on income taxes. The remaining $6 relating to the distribution to preferred shareholders was recorded as a future income tax expense in the statement of operations in 2006.

In accordance with the terms of the ACE Convertible Senior Notes, the special distribution and return of capital triggered a conversion rate adjustment (Note
7). This change in the conversion rate did not have any accounting consequences. Similarly, ACE's stock option plan provides for amendments to the exercise price of options and the number of options outstanding (Note 11).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
21. SPECIAL CHARGE FOR AEROPLAN MILS
--------------------------------------------------------------------------------

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada retained responsibility for the 103 billion Miles to be redeemed from accumulations up to December 31, 2001. Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002. On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

With the assistance of independent experts, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001. Management now expects that 112 billion Miles will be redeemed compared to the original estimate of 103 billion. Pursuant to the terms of the CPSA, dated June 9, 2004, as amended, the management of Air Canada and Aeroplan have agreed to further amend the terms of the CPSA. Effective October 13, 2006, by amendment, Air Canada has assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 for the incremental 9 billion Miles against Operating revenues in the year ended December 31, 2006 and increased Aeroplan deferred revenues. This amendment to the CPSA represents full and final settlement with Aeroplan of Air Canada's obligations for the redemption of pre-2002 Miles. Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles. The amount of the additional liability was determined by valuing the incremental Miles at the current fair value.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
22. AEROPLAN IPO
--------------------------------------------------------------------------------

Disposal of interests in Aeroplan

On June 29, 2005, Aeroplan Limited Partnership ("the Predecessor LP") transferred substantially all of its assets and liabilities into a newly created Aeroplan Limited Partnership ("Aeroplan LP") in exchange for the issuance of 175 million units of Aeroplan LP and the issuance of two promissory notes (the Acquisition Promissory Note in the amount of $125 and the Working Capital Note in the amount of $186). The Predecessor LP was liquidated into ACE at closing. The Acquisition Promissory Note was settled on June 29, 2005 from the proceeds of the offering. The Working Capital Note which was due October 31, 2005, was repaid during the third quarter. These transactions and events did not have any accounting consequences on the consolidated financial statements.

On June 29, 2005, the Aeroplan Income Fund ("the Fund") sold 25 million units at a price of $10.00 per unit for net proceeds of $232. On June 30, 2005 the underwriters exercised in full their over-allotment option to purchase an additional 3.75 million units at a price of $10.00 per unit for proceeds of $38. With the proceeds from the over-allotment option, the Fund purchased 3.75 million units from ACE at a cost of $38, reducing the number of units held by ACE to 171.25 million. Costs of $3 incurred in connection with the exercise of the over-allotment option were borne by ACE. The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding units of Aeroplan LP. The Fund, through the Aeroplan Trust, held 14.4% of the outstanding limited partnership units of Aeroplan LP, and ACE held the remaining 85.6% of the outstanding limited partnership units of Aeroplan LP.

Pursuant to the limited partnership agreement, 20% of Aeroplan units were subordinated until December 31, 2006, representing 40 million units held by ACE in favour of the Fund. Distributions on the subordinated units will only be paid by Aeroplan following the end of a fiscal quarter to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund units on a one-to-one basis. The Fund has reserved 171.25 million units for the exercise of the exchange right. The subordinated units of Aeroplan held by ACE became exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of units of the Fund. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain restrictions.

In 2005, ACE recorded a dilution gain of $190 as a result of the dilution of its interests in Aeroplan LP. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Aeroplan LP, including fair value adjustments recorded on consolidation. In addition, a future income tax expense of $28 was recorded.

Cash reserves of Aeroplan

In conjunction with the issuance of Units to the Aeroplan Income Fund and the bank financing (refer to note 7) entered into on June 29, 2005, Aeroplan LP established the Aeroplan Miles Redemption reserve ("the Reserve"). As at December 31, 2006 and 2005, the Reserve was $400 and is included in Cash and cash equivalents and Short-term investments. The amount to be held in the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of Aeroplan LP, which will be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in Note 7, Aeroplan LP was required to deposit the borrowed funds of $300 into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments have to be hedged.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
23. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
--------------------------------------------------------------------------------

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following tables and disclosures represent the principal reconciling items between US GAAP and Canadian GAAP affecting the statement of operations and retained earnings and the statement of financial position, as well as additional disclosures required by US GAAP. A statement of cash flows prepared under US GAAP is not included because the differences from the statement of cash flows prepared under Canadian GAAP are not material.

-----------------------------------------------------------------------------------------------------------------------
(Canadian dollars - millions except per share data)                                          2006                2005
-----------------------------------------------------------------------------------------------------------------------
Income for the year in accordance with Canadian GAAP                             $            408   $             261
-----------------------------------------------------------------------------------------------------------------------

Convertible securities (1)                                                                     13                  41
Derivative financial instruments (2)                                                          (19)                (11)
Jazz dilution gain (3)                                                                        (41)                  -
Air Canada dilution gain (4)                                                                 (202)                  -
Aeroplan dilution gain (5)                                                                      -                 (82)
Special distribution (6)                                                                        4                   -
Stock-based compensation (7)                                                                   (7)                 (3)
Aircraft leases (8)                                                                            (3)                  -
Goodwill impairment (9)                                                                         -                 (12)
Amortization of intangible assets (9)                                                          (8)                 (3)
Labour related provisions (10)                                                                 23                   -
Post-employment benefits (11)                                                                  48                   -
-----------------------------------------------------------------------------------------------------------------------
Income adjustments for the year before the following                                         (192)                (70)

Income tax adjustment                                                                           7                  19
-----------------------------------------------------------------------------------------------------------------------
Income adjustments                                                                           (185)                (51)
-----------------------------------------------------------------------------------------------------------------------

Income for the year in accordance with US GAAP                                   $            223   $             210
-----------------------------------------------------------------------------------------------------------------------

Minimum pension liability adjustment (a) (13)                                                  74                (162)
Available for sale securities (a) (14)                                                        (89)                108
-----------------------------------------------------------------------------------------------------------------------

Comprehensive income for the year in accordance with US GAAP                     $            208   $             156
-----------------------------------------------------------------------------------------------------------------------

Earnings per share - US GAAP (16)
   - Basic                                                                       $           2.01   $            1.98
-----------------------------------------------------------------------------------------------------------------------
   - Diluted                                                                     $           1.97   $            1.92
-----------------------------------------------------------------------------------------------------------------------
(a) All items in Other Comprehensive Income are shown net of tax.

-----------------------------------------------------------------------------------------------------------------------
                                                                                            2006              2005
-----------------------------------------------------------------------------------------------------------------------
Deferred charges
   Balance under Canadian GAAP                                                   $           116   $            145
   Deferred finance charges (1,8)                                                             (6)                (2)
-----------------------------------------------------------------------------------------------------------------------
Balance under US GAAP                                                            $           110   $            143
-----------------------------------------------------------------------------------------------------------------------

Goodwill
   Balance under Canadian GAAP                                                   $             -   $              -
   Goodwill (9)                                                                              675              1,452
-----------------------------------------------------------------------------------------------------------------------
Balance under US GAAP                                                            $           675   $          1,452
-----------------------------------------------------------------------------------------------------------------------
Intangible assets
   Balance under Canadian GAAP                                                   $         1,643   $          2,462
   Convertible preferred shares (6)                                                            4                  -
   Goodwill (9)                                                                              915                146
-----------------------------------------------------------------------------------------------------------------------
Balance under US GAAP                                                            $         2,562   $          2,608
-----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                             2006
                                                                                                                 2005
-------------------------------------------------------------------------------- ------------------ -------------------
Other assets
   Balance under Canadian GAAP                                                   $            323   $             392
   Derivative financial instruments (2)                                                        (1)                 (8)
   Available-for-sale securities (14)                                                          23                 130
   Pension asset - adoption of FAS 158 (13)                                                    91                   -
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $            436   $             514
-------------------------------------------------------------------------------- ------------------ -------------------

Accounts payable and other liabilities
   Balance under Canadian GAAP                                                   $          1,547   $           1,355
   Derivative financial instruments (2)                                                        29                   3
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $          1,576   $           1,358
-------------------------------------------------------------------------------- ------------------ -------------------

Long-term debt and capital leases
   Balance under Canadian GAAP                                                   $          3,759   $           3,543
   Convertible securities (1)                                                                  17                  22
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $          3,776   $           3,565
-------------------------------------------------------------------------------- ------------------ -------------------

Convertible preferred shares
   Balance under Canadian GAAP                                                   $            166   $             148
   Reclassification of preferred shares (1)                                                  (166)               (148)
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $              -   $               -
-------------------------------------------------------------------------------- ------------------ -------------------

Pension and other benefit liabilities
   Balance under Canadian GAAP                                                   $          1,876   $           2,154
   Additional minimum pension liability adjustment (13)                                       108                 246
   Pension liability adjustment - adoption of FAS 158 (13)                                    227                   -
   Post-employment benefits (11)                                                              (69)                  -
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $          2,142   $           2,400
-------------------------------------------------------------------------------- ------------------ -------------------

Future income taxes
   Balance under Canadian GAAP                                                   $            136   $             221
   Goodwill (9)                                                                                88                  22
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $            224   $             243
-------------------------------------------------------------------------------- ------------------ -------------------

Other long-term liabilities
   Balance under Canadian GAAP                                                   $            378   $             446
   Convertible preferred shares - embedded derivative (1)                                     178                 165
   Convertible notes - embedded derivative (1)                                                 60                  64
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $            616   $             675
-------------------------------------------------------------------------------- ------------------ -------------------

Non-controlling interest
   Balance under Canadian GAAP                                                   $            695   $             203
   Additional non-controlling interest - Jazz (3)                                              41                   -
   Additional non-controlling interest - Air Canada (4,13)                                    202                   -
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $            938   $             203
-------------------------------------------------------------------------------- ------------------ -------------------

Temporary equity
   Balance under Canadian GAAP                                                   $              -   $               -
   Reclassification of convertible preferred shares (1)                                       200                 182
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $            200   $             182
-------------------------------------------------------------------------------- ------------------ -------------------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

-------------------------------------------------------------------------------- ------------------ -------------------
                                                                                             2006                2005
-------------------------------------------------------------------------------- ------------------ -------------------
Shareholders' equity
   Share capital and other equity
   Balance under Canadian GAAP                                                   $            742   $             747
   Reclassification of convertible preferred shares and convertible notes (1)                (209)               (209)
   Future income tax (6)                                                                       (6)                  -
   Goodwill recorded at fresh-start (9)                                                     1,596               1,596
   Labour related provisions (10)                                                             (23)                  -
-------------------------------------------------------------------------------- ------------------ -------------------
   Balance under US GAAP                                                         $          2,100   $           2,134

Contributed surplus
   Balance under Canadian GAAP                                                   $             25   $              19
   Stock-based compensation (7)                                                                (6)                (13)
-------------------------------------------------------------------------------- ------------------ -------------------
   Balance under US GAAP                                                         $             19   $               6

Retained earnings
   Balance under Canadian GAAP                                                   $            810   $             402
   Convertible securities (1)                                                                 (38)                (20)
   Current year income adjustments                                                           (185)                (51)
   Cumulative prior year adjustments:
     Stock-based compensation (7)                                                              13                  16
     Future income tax (9)                                                                     17                  (2)
     Goodwill (9)                                                                             (94)                  -
     Intangible asset amortization (9)                                                         (3)                  -
     Derivative financial instruments (2)                                                     (11)                  -
     Convertible securities (1)                                                               (58)                (99)
-------------------------------------------------------------------------------- ------------------ -------------------
   Balance under US GAAP                                                         $            451   $             246

Accumulated comprehensive income
   Balance under Canadian GAAP                                                   $              -   $               -
   Current year adjustments to comprehensive income:
     Minimum pension liability adjustment (13)                                                 74                (162)
     Available-for-sale securities (14)                                                       (89)                108
   Cumulative prior year adjustments to comprehensive income:
     Minimum pension liability adjustment (13)                                               (164)                 (2)
     Available-for-sale securities (14)                                                       108                   -
   Current year adjustment to accumulated other comprehensive
     income - adoption of FAS 158 (13)                                                       (136)                  -
-------------------------------------------------------------------------------- ------------------ -------------------
   Balance under US GAAP                                                         $           (207)  $             (56)
-------------------------------------------------------------------------------- ------------------ -------------------
Balance under US GAAP                                                            $          2,363   $           2,330
-------------------------------------------------------------------------------- ------------------ -------------------


1.   Convertible securities

Preferred Shares
Under Canadian GAAP, as described in Note 12, the convertible preferred shares issued in 2004 are presented as a compound instrument. At the date of issuance, the value ascribed to the holder's conversion option, which is presented in Share capital and other equity was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately as an Other long-term liability at its fair value of $178 as at December 31, 2006 ($165 as at December 31, 2005). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in Temporary equity as the conditions of redemption are not solely within the control of the Corporation. The adjustment to Deferred charges reflects applying the direct costs of issuance, recorded in Deferred charges under Canadian GAAP, against the amount recorded in Temporary equity.

For the convertible preferred shares, the changes in the fair value of the embedded derivative are included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to Retained earnings. The change in the fair value of the embedded derivative includes the 5% accretion per annum on the convertible preferred shares.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


The adjustment reflects the reversal of interest expense under Canadian GAAP of $19 (2005 - $17); the increase in the fair value of the embedded derivative amounted to $13 (2005 - decrease of $15); and the amount charged to Retained earnings under US GAAP of $18 (2005 - $20).

Convertible Notes
Under Canadian GAAP, as described in Note 7, the convertible notes issued in 2005 are presented as a compound instrument. As the date of issuance, the value ascribed to the holders' conversion option, which is presented in Share capital and other equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. Under US GAAP the convertible notes were initially recorded at $260 which is the proceeds received before costs of issuance and the fair value of the embedded derivative, as of the date of issuance of $70. The direct costs of issuance of $11 are recorded in deferred charges. The adjustment also reflects a decrease to the liability related to the fair value of the embedded derivative amounting to $4 (2005 -$7) and reduction to interest expense of $3 (2005 - $2). The embedded derivative is reported as an Other long-term liability at its fair value of $60 as at December 31, 2006 ($64 as at December 31, 2005).

2.   Derivative financial instruments
Under Canadian GAAP, derivative financial instruments that are not part of a designated hedging relationship are recorded at fair value, with changes in fair value recognized currently in income. Under Canadian GAAP, as described in Note 2, derivatives under Air Canada's fuel-hedging program are designated as hedges for accounting purposes and hedge accounting is being applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is used. As described in Note 16, Jazz entered into interest rate swaps to hedge its exposure to changes in interest rates and is applying hedge accounting, under Canadian GAAP, to these derivative financial instruments and as such the fair value of the interest rate swap is not recorded.

Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative financial instruments are recorded in income. The income adjustment of $19 (2005 - $11) reflects the net change in the fair value of outstanding derivative contracts, which are recorded in accounts payable under US GAAP in the amount of $29 in favour of third parties (2005 - $3 in favour of third parties) and the write-off of the asset recorded under Canadian GAAP of $1 (2005
- $8).

3.   Jazz dilution gain
As described in Note 19, under Canadian GAAP, ACE recorded a dilution gain of $220 as a result of the dilution of its interest in Jazz. Under US GAAP, the dilution gain is reduced by $41 due to the impact of adjusting the non-controlling interest for the portion of goodwill assigned to Jazz.

4.   Air Canada dilution gain
As described in Note 18, under Canadian GAAP, ACE recorded a dilution gain of $25 ($21 after tax), as a result of the dilution of its interest in Air Canada. Under US GAAP, the dilution gain is decreased by $202 to a net loss after tax of $181 due to the impact of adjusting the non-controlling interest for the portion of additional net assets of Air Canada under US GAAP; which are primarily related to goodwill.

5.   Aeroplan dilution gain
As described in Note 22, under Canadian GAAP, in the year ended December 31, 2005 ACE recorded a dilution gain of $190 as a result of the dilution of its interest in Aeroplan LP. Under US GAAP, the dilution gain is reduced by $82 as a result of the 14.4% disposal of the goodwill that was allocated to the Predecessor LP at fresh start reporting. In addition, the future income tax expense of $28 as reported under Canadian GAAP is reduced by $22 to $6 as a result of the disposal of goodwill. For US GAAP purposes the dilution gain is $108 less tax of $6.

6.   Special distribution of Aeroplan units
Under Canadian GAAP, as described in Note 20, ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The special distribution to Class A and Class B shareholders is a non-monetary non-reciprocal transfer to owners, which is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. As Aeroplan LP is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Under Canadian GAAP, the special distribution to preferred shareholders of ACE is considered a non-reciprocal transfer to non-owners since the host instrument is classified as debt for accounting purposes. This results in net interest expense of $4 and a reduction to intangible assets of $4. Under US GAAP, the special distribution to preferred shareholders of ACE is considered a non-monetary non-reciprocal transfer to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the special distribution for Class A and Class B shareholders, a non-monetary non-reciprocal transfer to owners is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. The adjustment under US GAAP is a reduction to net interest expense of $4 and an increase to intangible assets of $4.

Under Canadian GAAP, a $65 reduction in future income tax assets was recorded, consisting of a $59 reduction in Share capital and Intangible assets for the portion related to the distribution to the Class A and Class B shareholders and $6 future income tax expense and reduction to Intangible assets for the portion related to the distribution to preferred shareholders. Under US GAAP, the $65 reduction in future income tax assets results in a $65 reduction of Share capital and Goodwill. The adjustment for US GAAP is a $65 increase in Intangible assets, a $65 decrease in Goodwill; a $6 decrease in future income tax expense and a $6 decrease in Share capital.

7.   Stock-based compensation
Under Canadian GAAP, as described in Note 2, the Corporation has adopted EIC-162 in the period ended June 30, 2006 with restatement of prior periods. EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date or for an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire (the "non-substantive vesting period approach").

Under US GAAP, the Corporation adopted Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R") on January 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from January 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting FAS 123R and for the remaining portion of unvested outstanding options. Under US GAAP, the adjustment reflects the reversal of the charge to retained earnings of $16 as at January 1, 2005 ($13 as at January 1, 2006) an increase to Salaries, wages and benefits expense of $3 for the year ended December 31, 2005 and an increase to Salaries, wage and benefits expense of $7 for the year ended December 31, 2006, all with an offset to contributed surplus.

Under US GAAP, the impact of applying the non-substantive vesting period approach for awards granted after January 1, 2006 compared to the nominal vesting period approach is an increase to Salaries, wage and benefits expense of $5 for the year ended December 31, 2006. The Salaries, wage and benefits expense for the year ended December 31, 2006 would decrease by $7 had the non-substantive vesting period approach been applied retroactively to 2005 and 2004 stock options granted.

8.   Aircraft leases
Under Canadian GAAP, when a lease is extended and the payment terms are modified, the lessee should continue to account for the lease in accordance with the terms of the original lease contract until the original lease term expires. The difference between the modified payment and the payment under the terms of the original lease is deferred. Under US GAAP, any straight-line rent accruals and other deferred amounts should be amortized over the combined period of the remaining original lease term and the new lease term. Under US GAAP, additional aircraft lease expense of $3 has been recorded with the offset to deferred charges for the year ended December 31, 2006 (2005 -nil).

9.   Fresh start reporting and goodwill
Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Corporations' equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Corporation. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006

an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income.

The adjustment in 2006 includes:
     - a cumulative increase to intangibles of $926 (2005 - $149), less accumulated amortization of $11 (2005 - $3);
     -    a cumulative increase to future income tax liabilities of $88 (2005 -
          $22);
     - a cumulative reduction to goodwill of $921 which includes a $21 reduction of the Goodwill balance described in Item 11 (2005 - $144 cumulative reduction, including a goodwill impairment loss of $12 recorded during 2005 related to goodwill recorded in a reporting unit within the Air Canada Services segment, and an Aeroplan dilution gain adjustment of $82 and tax adjustment of $22);
     - an increase to future income tax expense of $1 (2005 - decrease of $19);
     - an increase (decrease) to tax expense recorded in Other comprehensive Income of $45 (2005- $(60)); and
     -    a cumulative retained earnings adjustment of $(77) (2005 - $(2)).

10.  Labour related provisions
Under Canadian GAAP, as described in Note 10, a review of outstanding labour provisions implemented prior to September 30, 2004 resulted in a $23 reversal of the provision applied against Share capital. Under US GAAP, the reversal of the $23 labour related provision implemented prior to September 30, 2004 is applied to income in the current year.

11.  Post-employment benefits
Under Canadian GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are amortized over the average expected period that the benefits will be paid. Under US GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are included in income in the period that they arise. Under US GAAP, actuarial gains of $48 are recognized during the year ended December 31, 2006, with an increase of $69 to Pension and other benefit liabilities and a decrease of $21 to Goodwill. During the course of preparing the 2006 consolidated financial statements, it was noted that this GAAP difference had not previously been recorded. As a result, this adjustment recognized during the year ended December 31, 2006 includes actuarial gains of $21 from the period prior to October 1, 2004 that were adjusted to Goodwill and actuarial gains of $39 for the period ended December 31, 2004 and year ended December 31, 2005 that were recognized in income.

12.  Comprehensive income
Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) for the year ended December 31, 2006 is $30 less tax of $45, which is net of a valuation allowance (2005 - $(114) less tax recovery of $60). For the years presented, under Canadian GAAP, the Corporation was not permitted to use the concept of comprehensive income. The adjustments to cumulative other comprehensive income relate mainly to the minimum pension liability adjustment described under Item 13 and unrealized gains/losses on available for sale securities described under
Item 14.

13.  Employee future benefits
Prior to the issuance of the new accounting standard for defined benefit plans as noted below, US GAAP requires the unfunded accumulated benefit obligation to be recorded as additional minimum liability for the years presented in these statements. The excess of the unfunded accumulated benefit obligation over the unrecognized prior service costs is recorded in other comprehensive income. The adjustment results in a $138 increase less tax of $64 to other comprehensive income for the change in the additional minimum pension liability from $246 at December 31, 2005 to $108 at December 31, 2006.

Under US GAAP, the accrued benefit obligation for the defined benefit pension plans as at December 31, 2006 is $12,629 (2005 - $11,959).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


As at December 31, 2006, the expected benefit payments for the next five years are as follows:

--------------------------------------------------- -------------------

2007                                                $             653
2008                                                              679
2009                                                              706
2010                                                              734
2011                                                              764
--------------------------------------------------- -------------------
                                                    $           3,536
--------------------------------------------------- -------------------

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132
(R)" ("FAS 158"). FAS 158 requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. FAS 158 also specifies additional disclosure requirements. The US GAAP requirement to initially recognize the funded status of a defined benefit plan and to provide the required disclosures is effective as of the end of the fiscal year ending after December 15, 2006. The US GAAP requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. FAS 158 requires prospective application with the transition asset or liability to be recognized in accumulated other comprehensive income in shareholders' equity.

Under Canadian GAAP, the over or under funded status of defined benefit plans are not recognized in the statement of financial position, nor does Canadian GAAP currently require the recognition of other comprehensive income. Under Canadian GAAP, the overfunded or underfunded status of a plan is included in the notes to the financial statements in the form of a reconciliation of the overfunded or underfunded status to amounts recognized in an employer's statement of financial position.

The impact of the adoption of this new statement resulted in the recognition of an additional liability for the unfunded obligation of $200 for pension plans and $27 for other postretirement plans and a pension asset for the overfunded obligations of $86 for pension plans and $5 for other postretirement plans. The offset of these adjustments resulted in a decrease to accumulated other comprehensive income of $136. The impact of adopting this new statement does not affect reported US GAAP net income.

The incremental effect of applying FAS 158 on individual line items in the Statement of Financial Position at December 31, 2006 under US GAAP is as follows:

---------------------------------------------------------- --------------------- ------------------ -------------------
                                                            Before application                        After application
                                                                    of FAS 158        Adjustments            of FAS 158
---------------------------------------------------------- --------------------- ------------------ -------------------
Deposits and other assets                                  $               345   $             91   $             436
Total assets                                                            15,051                 91              15,142
Pension and other benefit liabilities                                    1,915                227               2,142
Total liabilities                                                       11,414                227              11,641
Accumulated other comprehensive income (loss)                              (71)              (136)               (207)

Total shareholders' equity                                               2,499               (136)              2,363
---------------------------------------------------------- --------------------- ------------------ -------------------

Net actuarial losses of $12 included in accumulated other comprehensive loss at December 31, 2006 are expected to be recognized as a component of net periodic benefit cost during the 2007 fiscal year.

14.  Available-for-sale securities
Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market value with unrealized gains or losses reflected in comprehensive income. Under US GAAP, an unrealized gain of $38 less tax of $6 for the year ended December 31, 2006 (2005 - $130 less tax of $22) has been recorded as a separate component of shareholders' equity and included in other comprehensive income, to reflect the fair value of the US Airways investments held during the year. The fair value of the remaining US Airways investment as at December 31, 2006 is $31 ($22 at December 31, 2005). This adjustment is in addition to a decrease in other comprehensive


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


income of $145 less tax of $24 for the year ended December 31, 2006 (2005 - nil) to reverse the unrealized gains previously recorded in other comprehensive income, as the gain for the disposal of 4.5 million shares during 2006 is realized under Canadian GAAP.

15.  Provision for loss on assets
Under Canadian GAAP, provisions for loss on assets are permitted to be classified as non-operating. Under US GAAP, provisions for loss on assets are classified as operating. Accordingly, under US GAAP operating income would be decreased by $4 (2005 - $28).

16.  Earnings per share

-------------------------------------------------------------------------------- ------------------ -------------------
(in millions, except per share amounts)                                                      2006                2005
-------------------------------------------------------------------------------- ------------------ -------------------
Numerator:
   Numerator for basic earnings per share:
     Income for the year                                                         $            223   $             210
     Accretion of convertible preferred shares (a)                                            (18)                (16)
-------------------------------------------------------------------------------- ------------------ -------------------
     Adjusted numerator for earnings per share                                                205                 194
   Effect of potential dilutive securities:
     Convertible preferred shares (b)                                                          18                  16
     Convertible notes (b)                                                                     24                  13
   Add back anti-dilutive impact                                                              (24)                (13)
-------------------------------------------------------------------------------- ------------------ -------------------
   Adjusted earnings for diluted earnings per share                              $            223   $             210
-------------------------------------------------------------------------------- ------------------ -------------------
Denominator:
   Denominator for basic earnings per share:
     Weighted-average shares                                                                  102                  98
   Effect of potential dilutive securities:
     Convertible preferred shares                                                              10                  10
     Convertible notes                                                                          7                   5
     Stock options                                                                              1                   1
   Add back anti-dilutive impact:                                                              (7)                 (5)
-------------------------------------------------------------------------------- ------------------ -------------------
   Adjusted weighted-average shares for diluted earnings per share                            113                 109
-------------------------------------------------------------------------------- ------------------ -------------------
Basic earnings per share                                                         $           2.01   $            1.98
-------------------------------------------------------------------------------- ------------------ -------------------
Diluted earnings per share                                                       $           1.97   $            1.92
-------------------------------------------------------------------------------- ------------------ -------------------


     (a) Income is reduced by the accretion of the convertible preferred shares under US GAAP to obtain income available to common share holders.

     (b) The adjustment to the numerator under US GAAP is different than the adjustment to the numerator under Canadian GAAP due to the difference in the value recorded at inception as described in item 1 and the difference in accretion rates.

The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

17.  Supplementary information under US GAAP

Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities at December 31 are as follows:

---------------------------------------- ------------------ -------------------
                                                     2006                2005
---------------------------------------- ------------------ -------------------
Trade payables                           $            413   $             356
Accrued liabilities                                   203                 192
Payroll related liabilities                           542                 508
Other                                                 418                 302
---------------------------------------- ------------------ -------------------
                                         $          1,576   $           1,358
---------------------------------------- ------------------ -------------------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


Consolidated statement of operations
The components of depreciation, amortization and obsolescence for the years presented below are as follows:

---------------------------------------- ------------------ -------------------
                                                     2006                2005
---------------------------------------- ------------------ -------------------
Depreciation of tangible assets          $            467   $             374
Amortization of intangible assets                     103                  98
Obsolescence provision on spare
  parts, materials and supplies                        14                  13
---------------------------------------- ------------------ -------------------
                                         $            584   $             485
---------------------------------------- ------------------ -------------------

The components of other operating expenses for years presented below are as follows:

----------------------------------------- ------------------ -------------------
                                                                          2005
                                                      2006
----------------------------------------- ------------------ -------------------
Terminal handling and services            $            208   $             201
Building rent and maintenance                          132                 125
Flight and cabin crew expense                          135                 121
Credit card fees                                       171                 158
Miscellaneous fees and services                        124                 104
Advertising and promotion (a)                           90                  75
Customer maintenance and materials                     125                  82
Other                                                  720                 714
----------------------------------------- ------------------ -------------------
                                          $          1,705   $           1,580
----------------------------------------- ------------------ -------------------

(a) Advertising and promotion costs are expensed when incurred.

Rent expense
Rent expense, including aircraft rent, building and other equipment rentals, for the year ended December 31, 2006 amounts to $576 (2005 - $557).

Valuation and qualifying accounts and reserves

------------------------------------------------- ---------------- ----------------- ----------------- ----------------
                                                      Balance at         Additions      Deductions /       Balance at
                                                                        charged to
                                                    beginning of         costs and
                                                            year          expenses             Other      end of year
------------------------------------------------- ---------------- ----------------- ----------------- ----------------
Allowance for obsolescence of spare parts,
materials and supplies
Year ended December 31, 2005                      $            3   $            13   $             -   $           16
Year ended December 31, 2006                      $           16   $            14   $             -   $           30
------------------------------------------------- ---------------- ----------------- ----------------- ----------------
Allowance for uncollectible accounts
Year ended December 31, 2005                      $           16   $             2   $           (5)   $           13
Year ended December 31, 2006                      $           13   $             1   $           (9)   $            5
------------------------------------------------- ---------------- ----------------- ----------------- ----------------
Future income tax valuation allowance
Year ended December 31, 2005                      $        2,334   $             -   $          (17)   $        2,317
                                                  $        2,317   $             -   $         (711)   $        1,606
Year ended December 31, 2006
------------------------------------------------- ---------------- ----------------- ----------------- ----------------


18.  New accounting policies

Accounting for certain hybrid financial instruments
In February 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statement No. 133 and 140" ("FAS155"), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation will adopt this standard as of Quarter 1 2007 and is in


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Accounting for uncertainty in income taxes
In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt this standard as of Quarter 1 2007 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Accounting for planned major maintenance activities
In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, "Accounting for Planned Major Maintenance Activities", which amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB Opinion No. 28 Interim Financial Reporting. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP is effective the first fiscal year beginning after December 15, 2006 and shall be applied retrospectively for all financial statements presented. This FSP does not change the current practice of accounting for planned major maintenance activities for the Corporation and therefore does not impact the consolidated financial position and results of operations.

Fair value measurements
In September 2006, the FASB issued FASB Statement 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements, however, for some entities, the application of this Statement will change current practice. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation will adopt this standard as of Quarter 1 2008 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                            2006


--------------------------------------------------------------------------------
24. SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

Initial Distribution of Units of Aeroplan Income Fund Under Plan of Arrangement

At a special meeting of shareholders on October 5, 2006, the shareholders of the Corporation approved a statutory arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory arrangement, which became effective October 10, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.

On December 28, 2006, ACE announced the terms of a distribution of 50,000,000 units of Aeroplan Income Fund to ACE shareholders under the statutory plan of arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006. As a result, on this date the Corporation exchanged 50,000,000 units of Aeroplan LP into 50,000,000 units of Aeroplan Income Fund, see Note 1 (this exchange is not recognized for accounting purposes).

ACE shareholders, on January 10, 2007, the record date for the distribution, received a non-cash distribution of approximately 0.442 units of Aeroplan Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the Toronto Stock Exchange on January 10, 2007, the distribution is valued at approximately $899 million or $7.95 per ACE share.

After the distribution, in aggregate ACE holds a 50.3% interest in Aeroplan LP, comprised of a 20.3% direct interest in Aeroplan LP and a 37.6% direct interest in Aeroplan Income Fund.

In connection with the initial distribution under the plan of arrangement, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 was adjusted from 22.2838 to 27.6987 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible notes. The adjustment is effective January 29, 2007 and has been determined in accordance with the terms of the indenture governing the convertible senior notes. In a consistent manner, the exercise price of ACE stock options and the number of options outstanding have been adjusted.

Investment in Aeroman

On December 4, 2006 ACTS and Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador entered into an agreement for ACTS to acquire 80 percent of Grupo TACA's aircraft maintenance division, Aeromantenimiento, S.A ("Aeroman"). Total consideration includes cash and a right to acquire an equity stake in ACTS. The cash component of US$45 millionl consists of cash of US$43 million on closing and a milestone payment of up to US$2 million, funded by ACTS through ACE's available cash resources. The size of the equity stake in ACTS will be confirmed at the time of the monetization of ACTS and is expected to represent less than 7 percent of the total equity of ACTS. Prior to ACTS' monetization, Grupo TACA can put its right to acquire equity back to ACE at a discounted value from US$40 million and accreting up to a cap of US$51 million over 12 months or the date of monetization, if earlier. On February 13, 2007, ACTS completed the acquisition of Aeroman.


--------------------------------------------------------------------------------

                                                                    Document 2

                        [ACE AVIATION GRAPHIC OMITTED]





                                     2006
                          Management's Discussion and
                       Analysis of Results of Operations
                            and Financial Condition

                               [GRAPHIC OMITTED]


                                                             February 14, 2007

                               Table of Contents

1.      Preface................................................................1

2.      Caution Regarding Forward-Looking Information..........................1

3.      Glossary of Terms......................................................2

4.      Industry Segments......................................................3

5.      Accounting Policies and Estimates......................................4

6.      Significant Events in 2006.............................................4

7.      Fourth Quarter Results of Operations...................................6

   7.1.  Air Canada Services...................................................8
   7.2.  Aeroplan..............................................................9
   7.3.  Jazz.................................................................10
   7.4.  ACTS.................................................................10
   7.5.  Corporate Items and Eliminations ("CIE").............................11

8.      2006 Results of Operations............................................12

   8.1.  Air Canada Services..................................................14
   8.2.  Aeroplan.............................................................15
   8.3.  Jazz.................................................................16
   8.4.  ACTS.................................................................16
   8.5.  Corporate Items and Eliminations ("CIE").............................17

9.      Consolidated Financial Position.......................................18

   9.1.  Consolidated Assets..................................................18
   9.2.  Consolidated Debt and Lease Obligations..............................18
   9.3.  Share Capital and Other Equity.......................................20
   9.4.  Liquidity and Working Capital........................................21
   9.5.  Consolidated Cash flows..............................................21
   9.6.  Capital Expenditures.................................................22
   9.7.  Pension Plan Cash Funding Obligations................................24
   9.8.  Air Canada Fuel Risk Management......................................25

10.     Future Accounting Standard Changes....................................26

11.     Off-Balance Sheet Arrangements........................................27

12.     Changes in Accounting Policies........................................30

13.     Critical Accounting Estimates.........................................31

14.     Risk Factors..........................................................36

15.     Quarterly Financial Data..............................................52

16.     Selected Annual Information...........................................53

17.     Controls and Procedures...............................................54

18.     Subsequent Events.....................................................56

19.     Outlook...............................................................57

20.     Non-GAAP Financial Measures...........................................58

[ACE AVIATION GRAPHIC OMITTED]

     1.   Preface

     ACE Aviation Holdings Inc. ("ACE"), incorporated on June 29, 2004, is an investment holding company of various aviation interests including Air Canada Services, Aeroplan Limited Partnership ("Aeroplan"), Jazz Air LP ("Jazz"), ACTS LP ("ACTS") and other investments.

     ACE is listed on the Toronto Stock Exchange where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

     Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations should be read in conjunction with ACE's audited consolidated financial statements and notes thereto. Reference to "Corporation" in this MD&A refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself. Except where the context otherwise requires, all monetary amounts are stated in millions of Canadian dollars.

     Forward-looking statements are included in this MD&A. See "Caution Regarding Forward Looking Information" below for a discussion of risks, uncertainties and assumptions relating to these statements. For a detailed description of the risks affecting the business of ACE and its subsidiaries, see "Risk Factors" in this MD&A.

     The MD&A is the responsibility of the management of ACE and, unless otherwise noted, is current as of February 14, 2007. The ACE Audit, Finance & Risk Committee reviewed this MD&A and the audited consolidated financial statements and ACE's Board of Directors approved these documents prior to their release. For further information on ACE's public disclosure file, including ACE's Annual Information Form, please consult ACE's website at www.aceaviation.com, SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.

     2.   Caution Regarding Forward-Looking Information

     ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

     Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operation costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those discussed in section 14 "Risk Factors" to this MD&A. The forward-looking statements contained in this discussion represent ACE's expectations as of February 14, 2007, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     3.   Glossary of Terms

     EBITDAR -- EBITDAR is earnings before interest taxes, depreciation, amortization and obsolescence and aircraft rent and is a non-GAAP financial measure;

     EBITDA -- EBITDA is earnings before interest taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

     Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

     Jazz CPA -- The amended and restated capacity purchase agreement, effective January 1, 2006, between Air Canada and Jazz;

     Initial Jazz CPA -- The capacity purchase agreement between Air Canada and Jazz Air Limited Partnership which was in effect from October 1, 2004 until December 31, 2005;

     Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger miles as a percentage of Available Seat Miles;

     Passenger Revenue per Available Seat Mile or RASM -- Average passenger revenue per ASM;

     Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

     Yield -- Average passenger revenue per RPM.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     4.   Industry Segments

     ACE's aviation interests are operated through four reportable segments. The following is a descriptive listing of these segments and the operating companies therein at December 31, 2006.

--------------------- --------------------------------------------------------------------
Segment               Operating Companies                                       Ownership
--------------------- --------------------------------------------------------------------


Air Canada Services   Air Canada (TSX: AC.A, AC.B), Canada's largest domestic       75.0%
                      and international airline and the largest provider of
                      scheduled passenger services in the Canadian market, the
                      Canada - US transborder market and in the international
                      market to and from Canada.

                      AC Cargo Limited Partnership ("Air Canada Cargo"), together Air Canada and Air Canada Cargo is Canada's largest provider of air cargo services.

                      ACGHS Limited Partnership ("Air Canada Ground
                      Handling"), a passenger and ground handling service provider.

                      Touram Limited Partnership ("Air Canada Vacations"), a major Canadian tour operator offering leisure vacation packages. Air Canada Services has a 51 percent ownership in Air Canada Vacations, while ACE holds 87.25 percent of Air Canada Vacations at the diluted consolidated level.

--------------------- --------------------------------------------------------------------

Aeroplan              Aeroplan, Canada's premier loyalty marketing program.         75.3%
                      and international provides its commercial partners with
                      loyalty marketing services designed to stimulate demand
                      for such partners' products and services. Subsequent to
                      the special distribution of units of Aeroplan Income Fund
                      (TSX: AER.UN) on January 10, 2007, ACE retained a 50.3
                      percent interest in Aeroplan. (See section 18)

--------------------- --------------------------------------------------------------------

Jazz                  Jazz (TSX: JAZ.UN), the largest regional airline and          79.7%
                      second largest airline in Canada, after Air Canada, based
                      on fleet size and number of routes operated. Jazz operates both domestic and US transborder services for Air Canada
                      under a capacity purchase agreement.

--------------------- --------------------------------------------------------------------

ACTS                  ACTS , a full-service aircraft maintenance, repair             100%
                      and overhaul organization that competes on a global basis.
                      On December 4, 2006, ACTS entered into an agreement to
                      acquire 80 percent of Aeromantenimiento, S.A. Refer to
                      section 6 "Significant Events in 2006" for additional
                      information.

--------------------- --------------------------------------------------------------------



--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     5.   Accounting Policies and Estimates

     ACE prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

     Significant accounting policies and methods used in preparation of ACE's audited consolidated financial statements are described in Note 2 to ACE's audited consolidated financial statements.

     The preparation of ACE's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and reported amounts of revenues and expenses for the period of the consolidated financial statements. ACE and its operating companies evaluate these estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual amounts could differ materially from those estimates and assumptions. Refer to section 13 of this MD&A for a discussion of ACE's Critical Accounting Estimates.

     6.   Significant Events in 2006

     A number of significant events occurred during the year which affected ACE's consolidated results for 2006 and their comparability to results for 2005. These events are discussed below.

     ACE completed an initial public offering of the Jazz Air Income Fund ("the Fund") on February 2, 2006. The Fund sold 23.5 million units at a price of $10.00 per unit for net proceeds of $218 million, after offering costs of $17 million. Following the closing of the initial public offering, the Fund issued an additional 1.5 million units from the exercise of an over-allotment option for net proceeds of approximately $14 million bringing the aggregate net proceeds of the offering to approximately $232 million. Following the completion of this offering, ACE's ownership interest in Jazz was 79.7 percent. In addition, a $150 million secured syndicated credit facility was established by Jazz of which approximately $115 million ($113 million, net of fees of $2 million) was drawn by Jazz on closing of the offering.

     In March 2006, ACE completed a special distribution of units of the Aeroplan Income Fund to its shareholders. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the value of the units distributed to ACE's shareholders amounted to $251 million. Following the completion of the distribution and the transfer of units in connection with the Initial Long Term Incentive Plan of Aeroplan, ACE's ownership interest in Aeroplan was 75.3 percent.

     In Quarter 2 and Quarter 3 2006, ACE disposed of 4.5 million shares of its holdings in US Airways for net proceeds of $232 million and recorded a gain of $152 million.

     At a special meeting of shareholders held on October 5, 2006, the shareholders of ACE approved a statutory plan of arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement which became effective October 10, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     On November 24, 2006, ACE and Air Canada completed an initial public offering and secondary offering of an aggregate 25 million Air Canada shares at $21 per share for net proceeds of $491 million, after offering costs of $34 million. Through the initial public offering, Air Canada sold an aggregate of 9,523,810 Class A variable voting shares and Class B voting shares for net proceeds of $187 million, after offering costs of $13 million. In the secondary offering, ACE sold an aggregate of 15,476,190 Class A variable voting shares and Class B voting shares for net proceeds of $304 million, after offering costs of $21 million. As at December 31, 2006, an aggregate of 100 million Class A variable voting shares and Class B voting shares in the capital of Air Canada were issued and outstanding. ACE retains control of Air Canada through a 75 percent ownership interest.

     On December 4, 2006 ACTS and Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador entered into an agreement for ACTS to acquire 80 percent of Grupo TACA's aircraft maintenance division, Aeromantenimiento, S.A ("Aeroman"). Total consideration includes cash and a right to acquire an equity stake in ACTS. The cash component of US$45 million consists of cash of US$43 million on closing and a milestone payment of up to US$2 million, funded by ACTS through ACE's available cash resources. The size of the equity stake in ACTS will be confirmed at the time of the monetization of ACTS and is expected to represent less than 7 percent of the total equity of ACTS. Prior to ACTS' monetization, Grupo TACA can put its right to acquire equity back to ACE at a discounted value from US$40 million and accreting up to a cap of US$51 million over 12 months or the date of monetization, if earlier. On February 13, 2007, ACTS completed the acquisition of Aeroman.

     The monetization of ACTS, which commenced in late 2006, is expected to be completed by mid-2007.

     On December 28, 2006, ACE announced the terms of a distribution of 50,000,000 units of Aeroplan Income Fund to ACE shareholders under the statutory plan of arrangement approved by ACE's shareholders at the special meeting held on October 5, 2006. ACE shareholders, on January 10, 2007, the record date for the distribution, received a non-cash distribution of approximately 0.442 units of Aeroplan Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the Toronto Stock Exchange on January 10, 2007, the distribution is valued at approximately $899 million or $7.95 per ACE share.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     7.   Fourth Quarter Results of Operations

     The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended December 31, 2006 and for the three months ended December 31, 2005.


                                                        Three months ended December 31, 2006
                                                Air Canada
                                                Services    Aeroplan   Jazz   ACTS     CIE    ACE Total
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------
Operating revenue
Passenger revenue                              $     2,071   $      -   $  -   $   -   $  25    $ 2,096
Cargo revenue                                          165          -      -       -       -        165
Other revenue                                          138        205      2      64    (126)       283
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------
External revenue                                     2,374        205      2      64    (101)     2,544
Inter-segment revenue                                   41          3    350     164    (558)         -
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------
                                                     2,415        208    352     228    (659)     2,544
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------

Operating expenses
Salary, wages, and benefits                            443         21     82      85       3        634
Aircraft fuel                                          583          -     69       -     (68)       584
Aircraft rent                                           75          -     34       -      (2)       107
Airport user fees                                      232          -     46       -     (45)       233
Aircraft maintenance, materials, and supplies          205          -     27      56    (164)       124
Depreciation, amortization, and obsolescence           135          3      5       8       6        157
Food, beverages and supplies                            76          -      4       -       -         80
Commissions                                             49          -      -       -      (1)        48
Capacity purchase fees paid to Jazz                    224          -      -       -    (224)         -
Special charge for labour restructuring                 (8)         -      -       -       -         (8)
Other operating expenses                               406        147     52      67    (160)       512
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------
                                                     2,420        171    319     216    (655)     2,471
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------

Operating income (loss)                                 (5)        37     33      12      (4)        73

Non-operating income (expense)
Interest income                                         24          6      2       1       3         36
Interest expense                                       (88)        (4)    (2)     (6)     (5)      (105)
Interest capitalized                                    22          -      -       -       -         22
Dilution gain - Air Canada                               -          -      -       -      25         25
Gain (loss) on sale of and provisions on
assets                                                 (10)         -      -       -       6         (4)

Other non-operating income (expense)                     -          -     (1)      -       -         (1)
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------
                                                       (52)         2     (1)     (5)     29        (27)
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------

Income (loss) before non-controlling                   (57)        39     32       7      25         46

Non-controlling interest                                (3)         -      -       -     (16)       (19)
Foreign exchange gain (loss)                          (107)         -      -       1       1       (105)
Recovery of (provision for) income taxes                23          -      -       -       6         29
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------
Income (loss) for the period                      $   (144)  $     39     32   $   8   $  16    $   (49)
============================================== =========== ========== ====== ======= ======= ==========


EBITDAR(1)                                             205         40     72      20       -        337

EBITDAR(1) excluding special charges                   197         40     72      20       -        329
---------------------------------------------- ----------- ---------- ------ ------- ------- ----------


                                                         Three months ended December 31, 2005
                                                Air Canada
                                                Services     Aeroplan   Jazz    ACTS    CIE   ACE Total
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------
Operating revenue
Passenger revenue                                 $   1,949    $     -   $   1  $   -   $ 19    $  1,969
Cargo revenue                                           176          -       -      -       -        176
Other revenue                                           111        149       5     39     (87)       217
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------
External revenue                                      2,236        149       6     39     (68)     2,362
Inter-segment revenue                                    35          5     298    153    (491)         -
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------
                                                      2,271        154     304    192    (559)     2,362
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------

Operating expenses
Salary, wages, and benefits                             463         19      75     85       5        647
Aircraft fuel                                           577          -      62      1     (62)       578
Aircraft rent                                            90          -      28      -      (1)       117
Airport user fees                                       222          -      37      -     (37)       222
Aircraft maintenance, materials, and supplies           180          -      18     56    (150)       104
Depreciation, amortization, and obsolescence            106          3       4      8       4        125
Food, beverages and supplies                             78          -       3      -       -         81
Commissions                                              47          -       -      -       -         47
Capacity purchase fees paid to Jazz                     194          -       -      -    (194)         -
Special charge for labour restructuring                   -          -       -      -       -          -
Other operating expenses                                405        102      43     50    (125)       475
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------
                                                      2,362        124     270    200    (560)     2,396
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------

Operating income (loss)                                 (91)        30      34     (8)      1        (34)

Non-operating income (expense)
Interest income                                          14          4       -      -       1         19
Interest expense                                        (74)        (2)     (3)    (4)     (4)       (87)
Interest capitalized                                      6          -       -      -       -          6
Dilution gain - Air Canada                                -          -       -      -       -          -
Gain (loss) on sale of and provisions on
assets                                                  (30)         -       1      -      (1)       (30)

Other non-operating income (expense)                     (2)        (3)      -      -       9          4
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------
                                                        (86)        (1)     (2)    (4)      5        (88)
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------

Income (loss) before non-controlling                   (177)        29      32    (12)      6       (122)

Non-controlling interest                                 (2)         -       -      -      (6)        (8)
Foreign exchange gain (loss)                            (11)         -       -      -       -        (11)
Recovery of (provision for) income taxes                 55          -       -      -     (16)        39
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------
Income (loss) for the period                       $   (135)   $    29    $ 32  $ (12)  $ (16)  $   (102)
============================================== ============ ========== ======= ====== ======= ==========


EBITDAR(1)                                              105         33      66      -       4        208

EBITDAR(1) excluding special charges                    105         33      66      -       4        208
---------------------------------------------- ------------ ---------- ------- ------ ------- ----------

(1) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR to operating income (loss).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     ACE reported operating income of $73 million in Quarter 4 2006, an improvement of $107 million from the operating loss of $34 million recorded in Quarter 4 2005. Excluding special charges, operating income increased $99 million over 2005.

     On a consolidated basis, for Quarter 4 2006, EBITDAR increased $129 million over Quarter 4 2005. Excluding special charges, EBITDAR improved $121 million over Quarter 4, 2005. EBITDAR increased in all reportable segments. For Quarter 4, 2006, the Air Canada Services, Aeroplan, Jazz and ACTS segments achieved EBITDAR improvements over Quarter 4, 2005 of $100 million, $7 million, $6 million and $20 million, respectively.

     Non-operating expense amounted to $27 million in Quarter 4 2006 compared to non-operating expense of $88 million in Quarter 4 2005. For Quarter 4 2006, net interest expense decreased $15 million from the same period in 2005. An increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by interest capitalized relating to the acquisition of Boeing aircraft and growth in interest income due to higher cash balances and higher average interest rates.

     Losses from the revaluation of foreign currency monetary items amounted to $105 million in Quarter 4 2006, attributable to a weaker Canadian dollar at December 31, 2006 compared to September 30, 2006. This compared to foreign exchange losses on foreign currency monetary items of $11 million in Quarter 4 2005.

     The net loss in Quarter 4 2006 amounted to $49 million or $0.48 per diluted share compared to a net loss of $102 million or $1.01 per diluted share in Quarter 4 2005.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     7.1. Air Canada Services

     Air Canada Services recorded an operating loss of $5 million in Quarter 4 2006, an improvement of $86 million from Quarter 4 2005. EBITDAR increased $100 million over Quarter 4 2005.

     System passenger revenues in Quarter 4 2006 increased $122 million or 6 percent over Quarter 4 2005, reflecting system traffic and yield improvements due to stronger market demand. The system yield improvement of 1 percent in Quarter 4 2006 over the same period in 2005 was principally due to fuel-related fare increases and increased fuel surcharges to offset higher fuel costs and, to a lesser extent, a higher average business class fare. The yield increase was partly offset by the negative effect of a stronger Canadian dollar on international, US transborder and domestic revenues. In Quarter 4 2006, traffic grew 5 percent on a capacity increase of 4 percent over Quarter 4 2005, resulting in a passenger load factor increase of 1.1 percentage points. RASM increased 2 percent compared to Quarter 4 2005 due to both the improvement in system passenger load factor and the growth in yield.

     Cargo revenues for Quarter 4 2006 decreased $11 million or 6 percent from Quarter 4 2005. System traffic declined 4 percent and cargo yield per revenue ton mile was down 2 percent. Freighter operations were reduced from three to two chartered MD-11 aircraft effective November 2006 as compared to three MD-11 aircraft operated in Quarter 4 2005.

     In Quarter 4 2006, other revenues increased $33 million or 23 percent over Quarter 4 2005 and included higher revenues from Air Canada Vacations, increased flight cancellation/change fees and buy-on-board revenues as well as other miscellaneous revenues.

     Operating expenses in Quarter 4 2006 rose $58 million or 2 percent over Quarter 4 2005. Unit cost, as measured by operating expense per ASM, decreased 1 percent over Quarter 4 2005.

     Operating expense increases included salaries and wages, aircraft fuel, airport and navigation fees, aircraft maintenance, materials and supplies, ownership costs, comprised of aircraft rent and depreciation, amortization and obsolescence, and capacity purchase fees paid to Jazz. Capacity purchase fees paid to Jazz increased $30 million or 15 percent, driven by a growth of 12 aircraft in Jazz's operating fleet covered by the Jazz CPA, and an increase in ASM capacity of 26 percent for flights operated by Jazz. Aircraft maintenance, materials and supplies increased $25 million or 14 percent in Quarter 4 2006 largely due to increased airframe maintenance activity for Boeing 767 aircraft and, to a lesser extent, Airbus A320 aircraft, due to cycle timing. Other increases included increased engine maintenance activity for Airbus A320 and A340 aircraft and expenses related to satisfying minimum return conditions on short-term leases and future return to lessor expenses. Ownership costs increased $14 million in Quarter 4 2006 and included a change in assumptions relating to the residual value of certain aircraft and the addition of 16 Embraer aircraft to Air Canada's operating fleet. The impact of aircraft returns and lease terminations, the transfer of 10 CRJ-100 aircraft to Jazz, which shifts the ownership cost to the capacity purchase expense category, the reduction of one MD-11 freighter aircraft and the impact of a stronger Canadian dollar on aircraft rent partly offset the increase in ownership costs.

     Non-operating expense amounted to $52 million in Quarter 4 2006 compared to non-operating expense of $86 million for Quarter 4 2005. The increase in interest expense of $14 million, largely driven by the financing of additional aircraft, was more than offset by a higher amount of capitalized interest relating to the acquisition of Boeing 777 and 787 aircraft and growth in interest income due to higher cash balances and higher average interest rates

     Losses from the revaluation of foreign currency monetary items amounted to $107 million in Quarter 4 2006, attributable to a weaker Canadian dollar at December 31, 2006 compared to September 30, 2006. This compared to losses of $11 million in Quarter 4 2005.

     A segment loss of $144 million was recorded in Quarter 4 2006 compared to a segment loss of $135 million in Quarter 4 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     7.2. Aeroplan

     Aeroplan recorded operating income of $37 million in Quarter 4 2006, an increase of $7 million over Quarter 4 2005. EBITDA improved $7 million over Quarter 4 2005. The improvement in operating income and EBITDA was mainly driven by a 37 percent growth in miles redeemed and higher redemption activity.

     Operating revenues in Quarter 4 2006 were up $54 million or 35 percent, primarily attributable to higher redemption activity and to higher average revenue recognized per Aeroplan mile and an increase of $3 million in breakage revenues. These increases were partly offset by lower revenue generated from the tier management, contact centre management and marketing fees from Air Canada for Quarter 4 2006.

     Total operating expenses rose by $47 million or 38 percent in Quarter 4 2006, largely due to an increase of $37 million in the cost of rewards, resulting from increased redemption. Other operating expenses excluding the cost of rewards, increased by $10 million over Quarter 4 2005 due to higher compensation costs, higher advertising and promotion costs as a result of promotional activities, mainly related to the launch of ClassicPlus Flight rewards during Quarter 4 2006 and higher technology costs.

     In accordance with its policy to review breakage every two years, Management completed its review of the estimated breakage factor used to determine the number of miles sold which are not expected to be redeemed. While there can be no assurance that the breakage factor will remain the same in the future, based on the results of the studies, which include the impact of the program changes announced on October 16, 2006 but exclude the potential impact of the new ClassicPlus Flight rewards, the breakage factor has remained unchanged at 17 percent. The studies used data only up to December 31, 2005 and will be updated by Management in 2007.

     Pursuant to an amendment of the Commercial Participation and Service Agreement ("CPSA") entered into on October 13, 2006, Air Canada agreed to increase its obligation for the cost of air rewards related to the redemption of Aeroplan miles earned by members prior to January 1, 2002 from 103 billion to 112 billion. Refer to Note 21 to ACE's consolidated financial statements for additional information.

     On October 16, 2006, and in response to members' demands for improved reward travel choices and greater flexibility to make travel arrangements, Aeroplan introduced ClassicPlus Flight Rewards which offer Aeroplan members unrestricted access to available seat inventory across the entire Air Canada and Air Canada Jazz networks in both Economy and Executive Class and may be booked until two hours prior to a flight's departure should seats remain available.

     Concurrently, Aeroplan also announced the implementation of certain Program changes, related to mileage expiry and mileage accumulation, which became effective January 1, 2007 and July 1, 2007. The changes have been designed to encourage members' active participation in the program through accumulation and redemption.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]



     7.3  Jazz
     Jazz recorded operating income of $33 million in Quarter 4 2006, pursuant to the Jazz CPA, compared to operating income of $34 million in Quarter 4 2005, pursuant to the Initial Jazz CPA. EBITDAR for Quarter 4 2006 improved $6 million over Quarter 4 2005, mainly due to a growth in fleet size, an increase in hours of contract flying under the Jazz CPA, as well as cost control.

     The Jazz CPA came into effect on January 1, 2006. The major changes from the Initial Jazz CPA include: a longer term, a larger number of covered aircraft with a guaranteed minimum of 133 aircraft throughout the term, and Jazz expenses now reimbursed by Air Canada at a higher mark-up for controllable costs, and on an at-cost basis by Air Canada for other expenses.

     Operating revenues for Quarter 4 2006 increased $48 million or 16 percent from Quarter 4 2005. The significant increase in revenues was due to a net addition of 14 aircraft operated by Jazz resulting in a 21 percent increase in block hours flown over Quarter 4 2005 as well as higher pass-though costs charged to Air Canada under the Jazz CPA.

     Operating expenses increased $49 million or 18 percent compared to Quarter 4 2005 and included an increase in pass-through costs of $18 million or 17 percent in Quarter 4 2006, driven largely by a capacity increase of 26 percent over the corresponding period in 2005. Unit cost for Quarter 4 2006 decreased 8 percent over the same period in 2005, in part due to an increase in longer-haul flying which generally results in lower unit costs per ASM. Excluding fuel expense, unit cost for Quarter 4 2006 was down 5 percent over the corresponding period in 2005. The unit aircraft rental cost increase mainly reflected six CRJ-200 aircraft deliveries and the transfer of 10 CRJ-100 aircraft from Air Canada partly offset by a termination of two Dash-8 aircraft operating leases.

     Segment income of $32 million was recorded in Quarter 4, 2006, unchanged from Quarter 4 2005.

     7.4. ACTS

     ACTS recorded operating income of $12 million in Quarter 4, 2006 compared to an operating loss of $8 million in Quarter 4 2005, an improvement of $20 million, the result of revenue growth and a focus on operating efficiencies.

     Operating revenues were up $36 million over Quarter 4 2005, reflecting growth of $12 million from Air Canada and $24 million from third party customers, while Jazz volumes were relatively flat. Air Canada revenue growth came from the airframe and engine divisions as a result of additional heavy checks completed in Quarter 4 2006 compared to the same period in 2005. The growth in third party revenues came from an increased volume of orders delivered by the engine and component divisions as both divisions more than doubled revenues from 2005 levels.

     In Quarter 4 2006, operating expenses increased $16 million over 2005 in order to support the increased revenues, though labour and material efficiencies delivered significantly reduced cost to revenue ratios from 2005 levels.

     Segment income of $8 million was recorded in Quarter 4 2006 versus a segment loss of $12 million for the same period in 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     7.5  Corporate Items and Eliminations ("CIE")
     CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed.

     The Aeroplan consolidation adjustments recorded in CIE relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, at the time a mile is redeemed for travel, to the consolidated accounting policy of revenue recognition, at the time reward transportation is provided. In addition, Aeroplan records revenue from the redemption of miles in "other" revenue, whereas in ACE's consolidated financial statements, revenue for miles redeemed for travel on Air Canada and Jazz is recorded in "passenger" revenue. This results in an elimination of certain Aeroplan "other" revenue amounts in CIE as the consolidated recognition of Aeroplan miles redeemed for travel on Air Canada and Jazz is recorded in "passenger" revenue. This also results in an adjustment to "passenger" revenue recorded in CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in "other" operating expenses.

     Included in CIE's Quarter 4 2006 results is a dilution gain of $25 million as a result of ACE's initial public offering of Air Canada. In connection with the offering, ACE acquired certain investments held by Air Canada in ACTS for a consideration of $673 million.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]



     8.   2006 Results of Operations

     The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the year ended December 31, 2006 and for the year ended December 31, 2005.

------------------------------------------------------------------------------------------------------
                                                                2006
                                   Air
                                  Canada
                                  Services   Aeroplan      Jazz      ACTS     CIE        ACE Total
-------------------------------- ---------- ------------ --------- -------- --------- ----------------
Operating revenue

Passenger revenue                 $   8,887   $        -   $     -   $    -   $    82     $      8,969
Cargo revenue                           625            -         -        -         -              625
Other revenue                           558          759         7      228      (489)           1,063
-------------------------------- ---------- ------------ --------- -------- --------- ----------------
External revenue                     10,070          759         7      228      (407)          10,657
Inter-segment revenue                   169           10     1,374      627    (2,180)               -
-------------------------------- ---------- ------------ --------- -------- --------- ----------------
                                     10,239          769     1,381      855    (2,587)          10,657
Special charge for Aeroplan
 miles                                 (102)            -        -        -         -             (102)
-------------------------------- ---------- ------------ --------- -------- --------- ----------------
                                     10,137          769     1,381      855    (2,587)          10,555
-------------------------------- ---------- ------------ --------- -------- --------- ----------------

Operating expenses
Salary, wages, and benefits           1,816           79       311      331        16            2,553
Aircraft fuel                         2,544            -       285        1      (284)           2,546
Aircraft rent                           314            -       134        -        (7)             441
Airport user fees                       982            -       178        -      (177)             983
Aircraft maintenance,
  materials, and supplies               768            -        98      234      (629)             471
Depreciation, amortization,
  and obsolescence                      493           14        21       31        17              576
Food, beverages and supplies            322            -        15        -        (2)             335
Commissions                             237            -         -        -        (1)             236
Capacity purchase fees paid to
  Jazz                                  871            -         -        -      (871)               -
Special charge for labour
  restructuring                          20            -         -        5         -               25
Other operating expenses              1,656          536       195      255      (648)           1,994
-------------------------------- ---------- ------------ --------- -------- --------- ----------------
                                     10,023          629     1,237      857    (2,586)          10,160
-------------------------------- ---------- ------------ --------- -------- --------- ----------------

Operating income (loss)                 114          140       144       (2)       (1)             395

Non-operating income (expense)
Interest income                          82           20         6        1        11              120
Interest expense                       (313)         (15)       (8)     (18)      (24)            (378)
Interest capitalized                     62            -        (1)       -         -               61
Gain on sale of US Airways
 shares                                   -            -         -        -       152              152
Dilution gain - Air Canada                -            -         -        -        25               25
Dilution gain - Jazz                      -            -         -        -       220              220
Dilution gain - Aeroplan                  -            -         -        -         -                -
Gain (loss) on sale of and
  provisions on assets                   (6)           -         -        -         2               (4)
Other non-operating income
  (expense)                             (16)          (1)       (1)       1         3              (14)
-------------------------------- ---------- ------------ --------- -------- --------- ----------------
                                       (191)           4        (4)     (16)      389              182
-------------------------------- ---------- ------------ --------- -------- --------- ----------------

Income (loss) before the
following items:                        (77)         144       140      (18)      388              577


Non-controlling interest                (12)           -         -        -       (60)             (72)
Foreign exchange gain (loss)             12            -         -        -         -               12
Recovery of (provision for)
  income taxes                            3            -         -        -      (112)            (109)
-------------------------------- ---------- ------------ --------- -------- --------- ----------------

Income (loss) for the period      $     (74)  $      144    $  140   $  (18)  $   216     $        408
================================ ========== ============ ========= ======== ========= ================

EBITDAR(1)                              921          154       299       29         9            1,412
EBITDAR(1) excluding special
 charges                              1,043          154       299       34         9            1,539
-------------------------------- ---------- ------------ --------- -------- --------- ----------------


------------------------------------------------------------------------------------------------
                                                              2005
                                   Air
                                  Canada
                                 Services   Aeroplan      Jazz     ACTS     CIE      ACE Total
-------------------------------- ---------- ----------- -------- --------- -------- ------------
Operating revenue

Passenger revenue                  $  8,197   $       -   $    2   $     -   $   70    $   8,269
Cargo revenue                           620           -        -         -        -          620
Other revenue                           537         627        8       187     (418)         941
-------------------------------- ---------- ----------- -------- --------- -------- ------------
External revenue                      9,354         627       10       187     (348)       9,830
Inter-segment revenue                   155          13    1,013       567   (1,748)           -
-------------------------------- ---------- ----------- -------- --------- -------- ------------
                                      9,509         640    1,023       754   (2,096)       9,830
Special charge for Aeroplan
 miles                                    -           -        -         -        -            -
-------------------------------- ---------- ----------- -------- --------- -------- ------------
                                      9,509         640    1,023       754   (2,096)        9,830
-------------------------------- ---------- ----------- -------- --------- -------- ------------

Operating expenses
Salary, wages, and benefits           1,857          71      265       308       16        2,517
Aircraft fuel                         2,197           -      177         1     (177)       2,198
Aircraft rent                           341           -       80         -       (4)         417
Airport user fees                       924           -      124         -     (124)         924
Aircraft maintenance,
  materials, and supplies               693           -       68       174     (568)         367
Depreciation, amortization,
  and obsolescence                      404           8       18        32       20          482
Food, beverages and supplies            326           -        8         -        -          334
Commissions                             253           -        -         -        -          253
Capacity purchase fees paid to
  Jazz                                  693           -        -         -     (693)           -
Special charge for labour
  restructuring                           -           -        -         -        -            -
Other operating expenses              1,630         459      154       192     (552)       1,883
-------------------------------- ---------- ----------- -------- --------- -------- ------------
                                      9,318         538      894       707   (2,082)       9,375
-------------------------------- ---------- ----------- -------- --------- -------- ------------

Operating income (loss)                 191         102      129        47      (14)         455

Non-operating income (expense)
Interest income                          48           6        1         -       11           66
Interest expense                       (270)         (5)     (16)      (14)     (10)        (315)
Interest capitalized                     14           -        -         -        -           14
Gain on sale of US Airways
 shares                                   -           -        -         -        -            -
Dilution gain - Air Canada                -           -        -         -        -            -
Dilution gain - Jazz                      -           -        -         -        -            -
Dilution gain - Aeroplan                  -           -        -         -      190          190
Gain (loss) on sale of and
  provisions on assets                  (31)          -        4         -       (1)         (28)
Other non-operating income
  (expense)                              15          (3)       -         -      (24)         (12)
-------------------------------- ---------- ----------- -------- --------- -------- ------------
                                       (224)         (2)     (11)      (14)     166          (85)
-------------------------------- ---------- ----------- -------- --------- -------- ------------

Income (loss) before the
following items:                        (33)        100      118        33      152          370

Non-controlling interest                (13)          -        -         -      (11)         (24)
Foreign exchange gain (loss)             47           -        -         -       (1)          46
Recovery of (provision for)
  income taxes                          (21)          -        -         -     (110)        (131)
-------------------------------- ---------- ----------- -------- --------- -------- ------------

Income (loss) for the period        $   (20)  $     100   $  118   $    33   $   30    $     261
================================ ========== =========== ======== ========= ======== ============

EBITDAR(1)                              936         110      227        79        2        1,354
EBITDAR(1) excluding special
 charges                                936         110      227        79        2        1,354
-------------------------------- ---------- ----------- -------- --------- -------- ------------

(1) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR to operating income (loss).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     ACE recorded operating income of $395 million in 2006, a decrease of $60 million from 2005. Excluding special charges of $127 million, operating income increased $67 million over 2005.

     Included in 2006 was a special charge of $102 million recorded in operating revenues in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles and a special charge for labour restructuring of $25 million recorded in operating expenses in connection with a non-unionized workforce reduction plan.

     On a consolidated basis for 2006, EBITDAR increased $58 million over 2005. Excluding special charges, EBITDAR improved $185 million over 2005, reflecting improvements in all reportable segments with the exception of ACTS. In 2006, Air Canada Services, Aeroplan and Jazz segments achieved EBITDAR, (excluding special charges) improvements over 2005 of $107 million, $44 million and $72 million, respectively. Excluding the special charge for labour restructuring of $5 million recorded in Quarter 1 2006, EBITDA for the ACTS segment decreased $45 million over 2005.

     Non-operating income amounted to $182 million compared to non-operating expense of $85 million in 2005. Net interest expense decreased $38 million over 2005. The increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by interest capitalized mainly relating to the acquisition of Boeing aircraft and growth in interest income due to higher cash balances and higher average interest rates. Included in 2006 results was a gain of $152 million relating to the sale of shares of US Airways, a dilution gain of $220 million as a result of ACE's initial public offering of Jazz Income Fund and a dilution gain of $25 million as a result of ACE's initial public offering of Air Canada.

     Gains from the revaluation of foreign currency monetary items amounted to $12 million in 2006, attributable to a stronger Canadian dollar at December 31, 2006 compared to December 31, 2005. This compared to foreign exchange gains on foreign currency monetary items of $46 million in 2005.

     Net income for 2006 amounted to $408 million or $3.80 per diluted share compared to $261 million or $2.48 per diluted share in 2005.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     8.1. Air Canada Services
     For 2006, Air Canada Services recorded operating income of $114 million, a decrease of $77 million from the operating income of $191 million recorded in 2005. Excluding the special charges of $122 million for Aeroplan miles and labour restructuring, operating income increased $45 million over 2005. EBITDAR decreased $15 million from 2005. Excluding the special charge for Aeroplan miles and the special charge for labour restructuring, EBITDAR improved $107 million over 2005.

     System passenger revenues for 2006 increased $690 million or 8 percent, reflecting yield and traffic improvements due to stronger market demand. The system yield improvement of 3 percent in 2006 was principally due to fuel-related fare increases and increased fuel surcharges to offset higher fuel costs. A higher average business class fare was also a factor in the yield increase. The impact of the fuel-related fare increases, increased fuel surcharges and a higher business class fare was partially offset by the negative effect of a stronger Canadian dollar on international, US transborder and domestic revenues, which accounted for approximately $200 million in 2006. The August 10, 2006 terrorist threat in the United Kingdom and resultant additional security measures also had an adverse impact in 2006. For 2006, traffic grew 5 percent on a capacity increase of 4 percent over 2005 resulting in a passenger load factor improvement of 0.7 percentage points over 2005. RASM increased 4 percent compared to 2005 due primarily to the growth in system yield and partly to the improvement in passenger load factor.

     Cargo revenues increased $5 million or 1 percent due to a growth in cargo traffic of 4 percent partly offset by a 3 percent decline in yield per revenue ton mile. Freighter revenues increased $28 million over 2005 mostly in the Pacific market during the first six months of 2006 where an additional MD-11 freighter capacity was deployed. Effective November 2006, Air Canada reduced the number of chartered MD-11 freighter aircraft from three to two.

     Other revenues increased $35 million or 5 percent over 2005. Increases included flight cancellation and change fees, buy-on-board revenues as well as other miscellaneous revenues.

     Operating expenses increased $705 million or 8 percent largely reflecting a 4 percent growth in capacity in addition to a $347 million or 16 percent increase in fuel expense. For 2006, unit cost increased 4 percent over 2005. Excluding fuel expense and the special charge for labour restructuring, unit cost increased 1 percent over 2005.

     Operating expenses increases included salaries and wages, aircraft fuel, ownership costs, comprised of aircraft rent, depreciation, amortization and obsolescence expenses, airport and navigation fees, aircraft maintenance, materials and supplies and capacity fees paid to Jazz. Capacity fees paid to Jazz, pursuant to the Jazz CPA, amounted to $871 million compared to $693 million in 2005, pursuant to the Initial Jazz CPA. The increases in 2006 were mainly driven by a 27 percent increase in block hours over 2005. ASM capacity for flights operated by Jazz increased 51 percent over 2005. Aircraft maintenance, materials and supplies increased $75 million in 2006 primarily due to growth in Airbus A320 aircraft maintenance costs and, to a lesser extent, in Boeing 767 aircraft maintenance costs. Other engine maintenance increases were due to an increase in maintenance activity for Airbus A340 aircraft and overall engine price increases. An addition to maintenance reserves required to satisfy minimum return conditions on short-term leases and future return to lessor expenses were also factors in the increase over 2005. Ownership costs increased $62 million in 2006 and included a change in assumptions relating to the residual value of certain aircraft, the addition of 16 Embraer aircraft to Air Canada's operating fleet and increased MD-11 freighter aircraft flying in the first half of 2006 partly offset by the transfer of 10 CRJ-100 aircraft to Jazz, the impact of a stronger Canadian dollar on aircraft rent and the impact of aircraft returns and terminations. Airport and navigation fees increased $58 million in 2006, mainly due to a 6 percent increase in aircraft departures and increased rates for landing and general terminal fees primarily at Toronto's Pearson International Airport.

     Operating expense decreases included employee benefits, commissions and food, beverage and supplies expenses. Employee benefits expense decreased $35 million or 8 percent over 2005 largely due to a decline in post-employment benefits partly offset by higher pension expense which reflected a lower


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]

     discount rate applied to pension obligations and to a favourable adjustment of $8 million related to an updated evaluation of workers' compensation liability recorded in Quarter 4 2006. Commission expense decreased $16 million or 6 percent in 2006 on combined passenger and cargo revenue growth of 8 percent, largely due to the impact of a change in the base commission structure together with other commercial initiatives to reduce commission expense which more than offset the volume-related increase.

     Non-operating expense amounted to $191 million for 2006 compared to non-operating expense of $224 million for 2005. In 2006, net interest expense decreased $39 million from 2005. The increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by capitalized interest relating to the acquisition of the Boeing 777 and 787 aircraft and growth in interest income due to higher cash balances and higher average interest rates.

     In 2006, gains from the revaluation of foreign currency monetary items amounted to $12 million, attributable to a stronger Canadian dollar at December 31, 2006 compared to December 31, 2005. This compared to foreign exchange gains of $47 million recorded in 2005.

     A segment loss of $74 million was recorded in 2006 compared to a segment loss of $20 million in 2005.

     8.2. Aeroplan
     Aeroplan recorded operating income of $140 million in 2006 compared to $102 million in 2005, an increase of $38 million. EBITDA improved $44 million over 2005. The increase in operating income and EBITDA was mainly driven by an 11 percent growth in miles redeemed and higher reward redemption activity with improved margin.

     Operating revenues in 2006 increased $129 million or 20 percent, mainly attributable to higher redemption activity and to higher average revenue recognized per Aeroplan mile. In 2006, this growth accounted for a $126 million increase including a $12 million increase in breakage revenues, attributable to an increase in miles sold. A higher cumulative average selling price per Aeroplan mile, due to contractual price increases, and growth in other revenues, consisting primarily of charges to members including the mileage transfer program, booking, change and cancellation fees, were also factors in the increase. These increases were partly offset by lower revenue generated from the tier management, contact centre management and marketing fees from Air Canada.

     Operating expenses rose by $91 million or 17 percent in 2006. The increase was due to a net rise in the cost of rewards of $68 million, attributable to higher redemption activity and a higher number of Aeroplan miles redeemed, representing $85 million, partly offset by a $17 million decrease related to a lower average redemption cost per Aeroplan mile redeemed mostly related to air travel rewards. The lower costs are attributable to changes to the redemption mix of air rewards as well as an increase in non-air reward redemption activity. During 2006, depreciation and amortization increased $6 million, mainly due to increased software amortization as projects previously under development were deployed into service. Other operating expenses, excluding depreciation and amortization, increased $17 million over 2005 due to higher compensation costs, including stock-based compensation and separation costs; higher consulting, advisory and other expenses, including public company costs and securities laws compliance; increased information technology maintenance costs as development projects are deployed into service; and higher advertising and promotion costs as a result of promotional activities, mainly related to the launch of ClassicPlus Flight rewards.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]




     8.3. Jazz
     In 2006, operating income amounted to $144 million, pursuant to the Jazz CPA, compared to operating income of $129 million in 2005, pursuant to the Initial Jazz CPA. EBITDAR in 2006 improved $72 million over 2005. The increase in operating income and EBITDAR in 2006 was mainly due to a growth in fleet size consistent with Jazz's plan to increase its relative share of the North American ASM capacity, an increase in hours of contract flying under the Jazz CPA, as well as cost control.

     The Jazz CPA came into effect on January 1, 2006. The major changes from the Initial Jazz CPA include: a longer term, a larger number of covered aircraft with a guaranteed minimum of 133 aircraft throughout the term, and Jazz expenses now reimbursed by Air Canada at a higher mark-up for controllable costs, and on an at-cost basis by Air Canada for other expenses.

     Operating revenues in 2006 increased $358 million or 35 percent over 2005. The significant increase in revenues was due to a net addition of 14 aircraft operated by Jazz resulting in a 27 percent increase in block hours flown over 2005 as well as higher pass-though costs charged to Air Canada under the Jazz CPA.

     Operating expenses increased $343 million or 38 percent over 2005 and included an increase in pass-through costs of $177 million or 55 percent, driven largely by a capacity increase of 51 percent. Unit cost in 2006 decreased 12 percent compared to 2005, in part due to an increase in longer-haul flying which generally results in lower unit costs per ASM. Excluding fuel expense, unit cost for 2006 was down 10 percent. Unit cost reductions were achieved in all expense categories with the exception of fuel expense and aircraft rent. The unit aircraft rental cost increase mainly reflected six CRJ-200 aircraft deliveries and the transfer of 10 CRJ-100 aircraft from Air Canada partly offset by a termination of two Dash 8 aircraft operating leases.

     Segment income of $140 million was recorded in 2006 compared to segment income of $118 million in 2005.

     8.4. ACTS
     ACTS recorded operating revenues of $855 million in 2006, an increase of $101 million over 2005, enabled by production capacity expansion. The revenue growth over 2005 was delivered in all three divisions, airframe, engine and component, and across all customer portfolios. Revenues from Air Canada, Jazz and third party increased $36 million, $24 million and $41 million, respectively.

     Operating expenses in 2006 increased $150 million over 2005. In addition to variable expenses associated with increased volume, non-recurring charges of $11 million were recorded in Quarter 1 2006. The non-recurring items included a special charge for labour restructuring of $5 million and net unfavorable adjustments of $6 million relating to 2005. Increased salary and wage expense to support growth, material cost increases as a result of higher levels of engine life limited part replacements, additional outsourced aircraft events, and spending to support strategic initiatives to fuel future business growth were also factors in the year-over-year increase.

     An operating loss of $2 million was recorded in 2006 compared to operating income of $47 million in 2005, a decrease of $49 million. The focus through the second half of 2006 on product competencies, operational efficiencies, and customer and supplier contract re-negotiations enabled ACTS to record significantly improved results in Quarter 3 and Quarter 4.

     A segment loss of $18 million was recorded in 2006 compared to segment income of $33 million in 2005.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     8.5. Corporate Items and Eliminations ("CIE")
     Included in CIE's 2006 results is a gain of $152 million relating to the sale of shares of US Airways. Also included in 2006 results was a dilution gain of $220 million as a result of ACE's initial public offering of Jazz Income Fund and a dilution gain of $25 million as a result of ACE's initial public offering of Air Canada. Included in 2005 results was a dilution gain of $190 million as a result of ACE's initial public offering of Aeroplan Income Fund and charges of $29 million related to the extinguishment of a credit facility with General Electric.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]



     9.   Consolidated Financial Position

     9.1. Consolidated Assets

     Consolidated assets increased to $13.4 billion at December 31, 2006 from $11.8 billion at December 31, 2005. Assets in the Air Canada Services segment represented in excess of 80 percent of consolidated assets.

     Significant growth in consolidated assets in 2006 was realized in cash and short-term investments, up $997 million mainly due to the Air Canada and Jazz initial public offerings and the sale of most of ACE's interest in US Airways. Consolidated cash and short-term investments at December 31, 2006 amounted $3.2 billion. Growth in property and equipment amounted to $495 million mainly as a result of aircraft acquisitions during 2006.

     Intangible assets were affected as a result of a reversal of a tax valuation allowance. The Corporation has determined that it is more likely than not that certain future income tax assets of $575 million, of which an amount of $504 million was offset by a valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income. The plan of arrangement which was approved on October 5, 2006 provides part of the basis for Management's assessment of realization due to the use of future income tax assets involved in the distribution of Aeroplan units. Refer to Note 24 of ACE's consolidated financial statements for additional information.

     With the reversal of the valuation allowance, a reduction to intangible assets (on a pro-rata basis) of $504 million was recorded based on the current carrying value of future income tax assets that existed at fresh start, $16 million was recorded as a recovery of income tax in ACE's consolidated statement of operations for those future income tax assets arising after fresh start, $12 million was recorded as a recovery of income tax for the current year, and $43 million has been recorded as a deferred tax recovery related to the increase in the effective tax rate applicable to certain of the Corporation's future income tax assets. This deferred recovery is recorded in "accounts payable and accrued liabilities" and will reverse to income as the underlying future income tax assets are realized. The Corporation has determined that it is more likely than not that future income tax assets of $1,511 million are not recoverable and continue to be offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income.

     9.2. Consolidated Debt and Lease Obligations
     Debt
     Consolidated long-term debt and capital leases, including the current portion, at December 31, 2006 amounted to $4.1 billion, up $318 million from December 31, 2005. The table below summarizes consolidated long-term debt and capital leases by entity/segment. The increase in long-term debt was primarily due to the financing of Embraer aircraft by Air Canada and a drawdown of $115 million by Jazz under its new credit facility.

----------------------------------------- -------------- --------------
($ millions)                                       2006           2005
----------------------------------------- -------------- --------------

ACE convertible senior notes                        263            247


Air Canada Services:
  Direct debt                                     1,052            696
  Consolidated under AcG-15 (1) (2)               1,110          1,178
  Capital lease obligations                       1,281          1,365

Aeroplan                                            300            300

Jazz                                                115             14

Other                                                 5              8
----------------------------------------- -------------- --------------

Consolidated total
                                                  4,126          3,808
----------------------------------------- -------------- --------------

(1) Accounting Guideline of the CICA Handbook, Consolidation of Variable Interest Entities ("AcG-15").


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


(2) Includes end of lease debt principal payments due on aircraft and engine leasing entities consolidated under AcG-15 before taking into account the anticipated fair value of the aircraft and engines at the time of lease expiry.

     The table below summarizes the Corporation's principal repayment requirements at December 31, 2006 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as VIEs under AcG-15.

------------------------------------------------------------------------------------------------
($ millions)                         2007      2008       2009       2010       2011 Thereafter
------------------------------------------------------------------------------------------------
Direct Corporation debt                67        85        485         55        70         973
Debt consolidated under AcG-15        120       117         60        118       248         447
Capital lease principal obligation    180       179         92         90        87         653
------------------------------------------------------------------------------------------------
Consolidated total                    367       381        637         263      405       2,073
------------------------------------------------------------------------------------------------

     Lease Obligations

     As a result of the adoption of AcG-15, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. Future minimum lease payments under existing operating leases of aircraft and other property, excluding leases accounted for as capital leases and Variable Interest Entities (VIEs), amounted to $3.0 billion at December 31, 2006 compared to $3.4 billion at December 31, 2005. Refer to the table below for additional information on the Corporation's future minimum lease payments under existing operating leases.

     The table below summarizes the Corporation's future minimum lease payments under existing operating leases at December 31, 2006.

---------------------------------------------------------------------------------------------------
($ millions)                   2007       2008         2009        2010        2011     Thereafter
---------------------------------------------------------------------------------------------------
Air Canada Services
Aircraft operating leases(1)    403        334          304         269         200          1,072
Other property                   53         46           32          27          24            140
---------------------------------------------------------------------------------------------------
Total Air Canada Services       456        380          336         296         224          1,212
---------------------------------------------------------------------------------------------------
Jazz
Aircraft operating leases         3          1            1           1           -              -
Other property                   13         12           11           7           1              3
---------------------------------------------------------------------------------------------------
Total Jazz                       16         13           12           8           1              3
---------------------------------------------------------------------------------------------------
Consolidated total              472        393          348         304         225          1,215
---------------------------------------------------------------------------------------------------

(1) Includes aircraft leased and subleased to Jazz.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     9.3. Share Capital and Other Equity

     At December 31, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

-------------------------------------------------- ------------------- -----------------------
                                                                       Number of shares (000)
                                                                         At December 31, 2006
-------------------------------------------------- ------------------- -----------------------
Issued and outstanding common shares
  Class A variable voting shares                                                       79,499
  Class B voting shares                                                                22,772
  Shares held in escrow                                                                     -
-------------------------------------------------- ------------------- -----------------------
Total issued and outstanding common shares                                            102,271
-------------------------------------------------- ------------------- -----------------------

-------------------------------------------------- ------------------- -----------------------
                                                                       Number of shares (000)
                                                                         At December 31, 2006
-------------------------------------------------- ------------------- -----------------------
Common shares potentially issuable
  Convertible preferred shares                                                         10,747
  Convertible notes                                                                     7,354
  Stock options                                                                         3,598
-------------------------------------------------- ------------------- -----------------------
Total common shares potentially issuable                                               21,699
-------------------------------------------------- ------------------- -----------------------

-------------------------------------------------- ------------------- -----------------------
                                                                       Number of shares (000)
                                                                         At December 31, 2006
-------------------------------------------------- ------------------- -----------------------
Total outstanding and potentially issuable common shares                              123,970
---------------------------------------------------------------------- -----------------------


     In connection with the special distribution of units of Aeroplan Income Fund to its shareholders as of a record date of January 10, 2007, the conversion rate of the 4.25 percent Convertible Senior Notes due 2035 (convertible notes) of ACE was adjusted resulting in the convertible notes being potentially convertible into 9.1 million shares. In a consistent manner, the number of ACE stock options outstanding was also adjusted. These adjustments are not included in the number of common shares potentially issuable in the table above.

     ACE's share capital as at December 31, 2006 was as follows:

----------------------------------------- ------------------------
                                             At December 31, 2006
----------------------------------------- ------------------------
Share capital
  Common shares                                             2,188
  Convertible preferred shares                                117
  Convertible notes                                            92
----------------------------------------- ------------------------
                                                            2,397
----------------------------------------- ------------------------
Adjustment to shareholders' equity                          1,655)
----------------------------------------- ------------------------
                                                              742
----------------------------------------- ------------------------


     Under fresh start reporting, the balance in shareholders' equity after a comprehensive revaluation is adjusted to the net value of identifiable assets and liabilities.

     During 2006, as a result of a review of the outstanding provisions recorded at the time of exiting CCAA on September 30, 2004, it was determined that a portion of the provision amounting to $38 million ($23 million related to labour-related programs) was no longer required. The amount reversed was applied against share capital as these amounts related to plans established before the application of fresh start reporting.

     For further information on ACE's common shares, convertible preferred shares and convertible notes, refer to Note 12 to ACE's audited consolidated financial statements.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     9.4. Liquidity and Working Capital
     The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under various credit facilities. At December 31, 2006, the Corporation had cash, cash equivalents and short-term investments of $3,178 million and positive working capital of $1,086 million. Compared to December 31, 2005, cash, cash equivalents (of which $313 million was held by ACE) and short term investments increased $997 million and working capital increased $743 million.

     At December 31, 2006, Air Canada, Aeroplan and Jazz had unused credit facilities of $400 million, $175 million and $35 million, respectively.

     9.5. Consolidated Cash flows
     Cash flows from operations decreased $23 million in Quarter 4 2006 primarily as a result of pension plan funding of $146 million during Quarter 4 2006 versus $76 million during Quarter 4 2005, partially offset by improved operating results.

     Cash flows from operations increased $57 million in 2006, primarily as a result of improved operating results before the special charges for Aeroplan miles and labour restructuring offset by higher pension plan funding, which reflected an increase of $171 million in 2006.

     During 2006, as described in section 6 of this MD&A, the Corporation completed offerings for Air Canada shares and units of the Jazz Air Income Fund. Net proceeds from the Air Canada offering were $491 million, after offering costs of $34 million. The net proceeds from the Jazz offering, including the proceeds from the exercise of the over-allotment option, were $232 million, after offering costs of $18 million. Concurrent with the closing of the initial public offering, Jazz received net proceeds of $113 million representing the drawing under a new term credit facility.

     Aircraft-related borrowings amounted to $76 million in Quarter 4 2006 and $397 million in 2006 related mainly to the delivery of three Embraer aircraft in the quarter and 16 Embraer aircraft in the year. Scheduled and other debt and capital lease payments in Quarter 4 2006 and in 2006 amounted to $71 million and $278 million, respectively.

     In 2006, ACE disposed of 4.5 million shares of its holding in US Airways. The net proceeds from the sale transactions amounted to approximately $232 million.

     Additions to capital assets totaled $228 million in Quarter 4 2006 and $920 million in 2006. These additions included $89 million related to the purchase of three Embraer aircraft in Quarter 4 2006 and $481 million related to 16 Embraer aircraft in 2006. Other additions to capital assets in Quarter 4 2006 and in 2006 included $50 million and $148 million, respectively, related to the aircraft interior refurbishment program and to the installation of an in-flight entertainment system on Jazz CRJ-705 aircraft. In addition, pre-delivery payments made on Boeing aircraft amounted to $44 million 2006.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     9.6. Capital Expenditures

     The table below provides projections for planned and committed expenditures, net of financing, for ACE's reportable segments for the years 2007 through to 2011.

----------------------------------------------- ------------ ------------ ------------ ----------- -----------
Projected planned and committed
capital expenditures, net of financing (1)             2007         2008         2009        2010        2011
----------------------------------------------- ------------ ------------ ------------ ----------- -----------
Air Canada Services
Projected planned and committed expenditures       $  2,390     $  1,751      $   606    $  1,081    $  1,022

Projected planned and committed financing            (1,533)      (1,293)        (302)       (834)       (732)
----------------------------------------------- ------------ ------------ ------------ ----------- -----------
Air Canada Services, net (2)                            857          458          304         247         290
Jazz                                                     27           28           23          23          23
Aeroplan                                                 20           20           20          20          20
ACTS                                                     71           44           35          27          27
----------------------------------------------- ------------ ------------ ------------ ----------- -----------
                                                        975          550          382         317         360
Inter-company eliminations                             (92)          (19)           -           -           -
----------------------------------------------- ------------ ------------ ------------ ----------- -----------
Consolidated total                                      883          531          382         317         360
----------------------------------------------- ------------ ------------ ------------ ----------- -----------

(1) The dollar amounts reflected above do not include obligations pertaining to day-to-day operations. US dollar amounts are converted using the December 31, 2006 noon day rate of $1.1653. Final aircraft delivery prices include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the 90-day USD LIBOR rate at December 31, 2006.

(2) The projected financing amounts include loan commitments obtained as at December 31, 2006.

     Air Canada Services
     In 2004, Air Canada signed definitive purchase agreements with Embraer - Empresa Brasileira de Aeronautica S.A. ("Embraer") for the acquisition of regional jet aircraft.

     The agreement with Embraer covers firm orders for 15 Embraer 175 series aircraft as well as 45 Embraer 190 series aircraft. Deliveries of the 15 Embraer 175 series aircraft commenced in July 2005 and the last aircraft was delivered in January 2006. The Embraer 190 series deliveries commenced in December 2005. As at December 31, 2006, 18 of the Embraer 190 series firm aircraft orders have been completed and the last delivery is expected by January 2008. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. As at December 31, 2006, 49 options remain exercisable.

     In November 2005, Air Canada concluded agreements with Boeing for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 aircraft. The order for the 36 Boeing 777 aircraft is comprised of firm orders for 18 aircraft plus purchase rights for 18 more, in a yet-to-be determined mix of the 777 family's newest models. As of December 31, 2006, Air Canada has confirmed with Boeing the delivery of eight Boeing 777-300ER aircraft and six Boeing 777-200LR aircraft. Delivery of the first Boeing 777 aircraft is scheduled for March 2007.

     Air Canada has signed a 10-year lease for one Boeing 777-300ER from International Lease Finance Corporation ("ILFC"), which is scheduled to be delivered in May 2007.

     In addition to acquiring new aircraft, Air Canada commenced a major refurbishment of the interior of its existing aircraft in April 2006. Air Canada has completed the refurbishment of its 16th Airbus A320 and its fourth Boeing 767-300 aircraft. The refurbishment for the Airbus A319, A321 and A330 aircraft is expected to begin in early 2007. The Embraer and Boeing 777 aircraft are being delivered with the new seats and entertainment systems already installed. The aircraft refurbishment program is scheduled to be completed by the middle of 2008. The capital expenditure associated with this program will be amortized over a five-year period.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Aeroplan
     Aeroplan's projected planned and committed expenditures for the years 2007 through to 2011 mainly relate to software development and technology initiatives.

     Jazz
     Jazz's projected planned and committed expenditures for the years 2007 through to 2011 mainly relate to aircraft betterments, computer and information technology, ground equipment and facilities.

     ACTS
     ACTS' projected planned and committed capital expenditures for the years 2007 through to 2011 mainly relate to information technology projects development and investment in plant and equipment.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     9.7. Pension Plan Cash Funding Obligations

     As at December 31, 2006 and based on the January 1, 2006 solvency valuation, the table below provides projections for Air Canada's pension funding obligations for the years 2007 through to 2011. The final funding obligation for 2007 will be determined based on the January 1, 2007 valuation.

--------------------------------------------------------- --------- -------- ---------- ---------- ------------
($ millions)                                                2007      2008      2009       2010       2011
--------------------------------------------------------- --------- -------- ---------- ---------- ------------
Air Canada Services
Past service costs for domestic registered plans             248       242       245        246        246
Current  service  costs for  domestic  registered plans      155       160       165        170        175
Other pension arrangements(1)                                 86        86        65         69         74
--------------------------------------------------------- --------- -------- ---------- ---------- ------------
Total                                                        489       488       475        485        495
--------------------------------------------------------- --------- -------- ---------- ---------- ------------

(1) Other pension arrangements include retirement compensation arrangements, supplemental plans and international plans.

     The above pension funding requirements are in respect of all Air Canada's pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2006 valuations plus a projection of the current service contributions.

     The deficit, on an accounting basis, at December 31, 2006 for pension benefits was $1.4 billion compared to $2.5 billion at December 31, 2005. The decrease in the accounting deficit was mainly the result of a return on plan assets of approximately 13.8 percent during 2006 and funding of past service employer contributions of $261 million. The solvency deficit on the registered pension plans at January 1, 2007 is also expected to decrease significantly compared to January 1, 2006 and, as a result, employer contributions determined in accordance with regulations are expected to decline by $90 million in 2007 and $120 million each year thereafter.

     The table below provides projections for Jazz's pension funding obligations from 2006 to 2011:

--------------------------------------------------------- --------- -------- ---------- ---------- ------------
($ millions)                                                2007      2008      2009       2010       2011
--------------------------------------------------------- --------- -------- ---------- ---------- ------------
Jazz
Past service costs for domestic registered plans               2         2         2          2          -
Current  service  costs for  domestic  registered plans        7         7         7          7          7
Other pension arrangements                                     6         6         6          6          7
--------------------------------------------------------- --------- -------- ---------- ---------- ------------
Total                                                         15        15        15         15         14
--------------------------------------------------------- --------- -------- ---------- ---------- ------------


     The above pension funding requirements are in respect to Jazz's pension arrangements. The funding requirements are based on the minimum past service contributions from the January 1, 2006 actuarial valuations plus a projection of the current plan assets and liabilities over the projection period.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]

     9.8. Air Canada Fuel Risk Management

     Aircraft fuel is a major expense in the airline industry. During the period from January 1, 2006 to December 31, 2006, the price of Western Texas Intermediate ("WTI") crude oil ranged from a low of US$55.86 to a high of US$76.95. Fuel prices continue to be susceptible to factors such as political unrest in various parts of the world, Organization of Petroleum Exporting Countries (OPEC) policy, the level of demand from emerging economies such as China, the level of inventory carried by the industry, the level of fuel reserves maintained by governments, disruptions to production and refining facilities, alternative fuels and the weather. Based on 2006 volumes and US exchange rates, Air Canada Management estimated that a US$1 per barrel movement in the price of WTI crude oil or in the refining spread between WTI and jet fuel impacted 2006 fuel expense by approximately C$27 million or US$24 million (excluding the impact of fuel surcharges and fuel hedging).

     In order to manage the airline's exposure to the volatility of jet fuel prices, Air Canada has hedged a portion of its 2007 anticipated jet fuel requirements using mostly swap and collar option structures. The swap structure allows Air Canada to fix jet fuel price at a specific level, whereas the collar option structure creates a ceiling and a floor price, allowing Air Canada to protect itself against prices above the ceiling but exposing Air Canada to the floor if the price falls below the floor. As at December 31, 2006, Air Canada had 39 percent of its fuel requirement for 2007 hedged at prices that can fluctuate between an average of US$74 to US$85 per barrel for its heating oil-based contracts, an average of US$58 to US$69 per barrel for its WTI crude oil-based contracts and an average of US$81 to US$85 for jet-fuel based contracts. Since December 31, 2006, Air Canada has entered into new hedging positions, using collar option structures, which have added 5 percent coverage to 2007 increasing the total hedged volume for 2007 to 44 percent, as well as an additional 1 percent coverage to 2008. As at February 14, 2007, for 2007, Air Canada has hedged its projected fuel requirements as follows: 57 percent for Quarter 1, 44 percent for Quarter 2, 36 percent for Quarter 3 and 39 percent for Quarter 4.

     For information on fuel hedging gains and losses recognized in fuel expense in 2006 and gains and losses recognized in "other" non-operating expense for derivative instruments that do not qualify for fuel hedging accounting, refer to section 11 of this MD&A.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     10.  Future Accounting Standard Changes

     The Accounting Standards Board has issued three new standards dealing with financial instruments that the Corporation will be required to adopt in future years:

     Financial Instruments -- Recognition and Measurement;

     Hedges;

     Comprehensive Income.

     The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain unrealized gains and losses -- other comprehensive income -- has been introduced. This provides the ability for certain unrealized gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements however the standards have detailed transition provisions. The Corporation has evaluated the consequences of the new standards, which may have a material impact on the Corporation's financial statements. Refer to Note 16 to ACE's consolidated financial statements for additional disclosure on the impact of the new standards.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     11.  Off-Balance Sheet Arrangements

     Refer to Notes 16 and 17 to ACE's consolidated financial statements for additional information regarding derivative financial instruments and guarantees of the Corporation. The following is summary of the more significant off-balance sheet arrangements.

     Guarantees
     Performance Obligations Relating to Aircraft Leasing Agreements
     With respect to 45 aircraft leases, the difference between the amended lease payments from the Companies' Creditors Arrangement Act ("CCAA") restructuring arrangements and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable by Air Canada and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time Management believes a material default under the leases is likely to occur.

     Derivative Instruments
     Under its risk management policy, the Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

     Interest Rate Risk Management
     The Corporation from time to time enters into interest rate swaps to manage the risks associated with interest rate movement on US dollar. and Canadian dollar floating rate debt and investments, including anticipated debt transactions.

     During 2006, Air Canada entered into 19 interest rate swaps with a notional value of US$414 million to receive floating rates and pay a weighted average fixed rate of 5.81 percent for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and November 2007. The swaps have 15-year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. Air Canada intends on settling the interest rate swaps upon delivery of the related aircraft. Before December 31, 2006, seven of these swaps were settled at a net loss of $4 million. As at December 31, 2006, the fair value of the remaining 12 swaps was $13 million in favour of the counterparty and is recorded in "other long-term liabilities" on Air Canada's combined consolidated statement of financial position. The Air Canada Services segment has recognized a net loss of $17 million in "other" non-operating expense on Air Canada's consolidated statement of operations since inception of these swaps in the second quarter of 2006.

     During 2006, Jazz entered into interest rate swaps to hedge its exposure to changes in interest rates on its outstanding senior secured credit facility. The interest rate swap is with third parties with a notional value of $115 million, which has effectively resulted in a fixed interest rate of 7.09 percent for the term of the senior secured credit facility until February 2, 2009. Effective February 2, 2006, Jazz is applying hedge accounting to these financial instruments and no amount is recorded in Air Canada's combined consolidated financial statements. As at December 31, 2006, the fair value of these swaps was less than $1 million in favour of the counterparty.

     Air Canada has interest rate swaps with a term to January 2024 and convert-lease payments related to two Boeing 767 aircraft leases consolidated under AcG-15, from fixed to floating rates. As at December 31, 2006, these two swaps have a fair value of $4 million in favour of Air Canada ($7 million in favour of Air Canada as at December 31, 2005).


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Foreign Exchange Risk Management
     Foreign exchange risk exposure is a common event to an international business such as Air Canada. To manage this risk exposure, Air Canada enters into various foreign currency hedging structures. These hedging structures provide protection to Air Canada in the form of reduced risk and volatility with respect to movements in the foreign exchange markets. At December 31, 2006, Air Canada had entered into foreign currency forward contracts and option agreements on US$503 million or approximately 31 percent of its projected net 2007 US dollar shortfall with the majority of hedges occurring in the first half of 2007. Based on foreign currency prices at December 31, 2006, the average price of the hedge portfolio is $1.1035. The fair value of the foreign currency contracts as at December 31, 2006 was $25 million in favour of Air Canada ($1 million in favour of third parties as at December 31, 2005 on currency forward contracts and option agreements on US$521 million). These derivative instruments have not been designated as hedges for accounting purposes. The unrealized gain has been recorded in "foreign exchange gain (loss)".

     Air Canada has entered into currency swap agreements for 16 Bombardier regional jet operating leases until lease terminations between 2007 and 2011. Currency swaps for five Bombardier regional jet operating leases, with third parties, were put in place on the inception of the leases and have a fair value at December 31, 2006 of $10 million in favour of third parties ($13 million in favour of third parties as at December 31, 2005), taking into account foreign exchange rates in effect at that time. Currency swaps for 11 Bombardier regional jet operating leases with third parties have a fair value as at December 31, 2006 of $3 million in favour of Air Canada ($3 million in favour of Air Canada as at December 31, 2005). These swaps have not been designated as hedges for hedge accounting purposes. The unrealized changes in fair value have been recorded in "foreign exchange gain (loss)".

     Fuel Price Risk Management
     Air Canada enters into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. As at December 31, 2006, Air Canada had collar option and swap structures in place to hedge a portion of its anticipated jet fuel requirements over the 2007 and 2008 period. Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is mostly limited to a shorter time horizon. Crude oil and heating oil contracts are effective commodities for hedging jet fuel and Air Canada mainly uses these commodities for medium to longer term hedges.

     Hedge accounting was applied prospectively from October 1, 2005. Under hedge accounting, gains or losses on fuel hedging contracts are recognized in earnings as a component of aircraft fuel expense when the underlying jet fuel being hedged is consumed. Prior to the commencement of Air Canada's hedge accounting being applied, an unrealized gain of $2 million was recorded in "other" non-operating expense.

     In 2006, the Air Canada Services segment recognized a net loss of $43 million as a component of fuel expense on its combined consolidated statement of operations (net loss of $3 million in 2005) on the settlement of matured contracts and amortization of deferred costs. The fair value of Air Canada's fuel hedging contracts as at December 31, 2006 was $24 million (US$21 million) in favour of counterparties ($3 million in favour of the counterparties as at December 31, 2005).

     During 2006, Air Canada entered into two three-way collar option structures which are composed of one short put option, one long call option and one short call option. This structure creates a ceiling on the potential benefit to be realized by Air Canada if commodity prices increase above the threshold of the short call strike price. Due to the ceiling in these derivative instruments, this type of derivative does not qualify as a hedging instrument under GAAP. As at December 31, 2006, one of the three-way collar option structures remains outstanding. The fair value of these derivative instruments was $1 million in favour of the counterparty and is recorded in "accounts payable and accrued liabilities" on Air Canada's consolidated statement of financial position.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     During 2005, Air Canada de-designated one contract previously under hedge accounting that was combined into a new net-written option. The net-written option has a fair value of less than zero at the time of inception and so it does not qualify as a hedging instrument under GAAP. As at December 31, 2006, the fair value of the net written option was $2 million in favour of the counterparty (less than $1 million in favour of the counterparty as at December 31, 2005) and is recorded in "accounts payable and accrued liabilities" on Air Canada's consolidated statement of financial position.

     Concentration of Credit Risk
     The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets or other airlines, often through the use of major credit cards.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]



     12.  Changes in Accounting Policies

     On July 6, 2006, the Emerging Issues Committee of the Accounting Standards Board of Canada issued EIC-162 - Stock-based compensation for employees eligible to retire before the vesting date ("EIC-162"). EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date, if the employee can retire from the entity at any point and the award's exercisability does not depend on continued service. It further requires that the compensation cost for a stock option award attributable to an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire.

     Prior to the adoption of EIC-162, the fair value of stock options granted was recognized as a charge to salaries and wages expense on a straight-line basis over the applicable vesting period, without regard to when an employee was eligible to retire. EIC-162 is applicable to ACE as the terms of ACE's stock option plan specify that upon the retirement of the employee, options granted may be exercised as the rights to exercise accrue.

     ACE adopted EIC-162 during 2006 with restatement of prior periods. The impact on ACE's financial statements of adopting EIC-162 is a charge to retained earnings of $16 million as at January 1, 2005 and $13 million as at January 1, 2006, a decrease to salaries, wages and benefits expense of $3 million for the year ended December 31, 2005 offset against Contributed Surplus. The basic and diluted earnings per share increased by $0.03 for the year ended December 31, 2005, as a result of adopting EIC-162.

     The fair value of stock options granted to the Corporation's employees is recognized as compensation expense and a credit to contributed surplus within ACE's consolidated financial statements on a straight-line basis over the applicable vesting period. For a stock option award attributable to an employee who is eligible to retire at the grant date, the fair value of the stock option award is expensed on the grant date. For a stock option award attributable to an employee who will become eligible to retire during the vesting period, the fair value of the stock option award is recognized over the period from the grant date to the date the employee becomes eligible to retire. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     13.  Critical Accounting Estimates

     Critical accounting estimates are those that are most important to the portrayal of the Corporation's financial condition and results of operations. They require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates under different assumptions or conditions.

     The Corporation has identified the following areas that contain critical accounting estimates utilized in the preparation of its financial statements:

     Passenger and Cargo Revenues
     Air Canada passenger and cargo advance sales are deferred and included in current liabilities. Advance sales include the proceeds from the sale of flight tickets to Aeroplan which provides loyalty program services to Air Canada and purchase seats from Air Canada under the CPSA. Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. Air Canada has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided.

     Air Canada performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures, the complex nature of interline, and other commercial agreements used throughout the industry, historical experience over a period of many years, and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates, however, these differences have historically not been material.

     Employee Future Benefits
     Air Canada maintains several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees, including those employees of Air Canada who are contractually assigned to ACTS and Aeroplan. These employees are members of Air Canada's sponsored defined benefit pension plans and also participate in Air Canada's sponsored health, life and disability future benefit plans. Air Canada's combined consolidated financial statements include all of the assets and liabilities of all the Air Canada sponsored plans.

     Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the pension costs:

-------------------------------------------------- -------------- --------------
                                                    December 31,   December 31,
                                                            2006           2005
-------------------------------------------------- -------------- --------------
Weighted average assumptions used to
  determine accrued benefit obligation
Discount rate as at period-end                             5.00%          5.00%
Rate of compensation increase (1)                          2.50%          4.00%

Weighted average assumptions used to
  determine pension costs
Discount rate as at period-end                             5.00%          5.75%
Expected long-term rate of return on plan assets           7.50%          7.50%
Rate of compensation increase (2)                          4.00%          4.00%
-------------------------------------------------- -------------- --------------

(1) As a result of the pay awards during 2006, a rate of compensation increase of 1.75 percent was used for the years 2006 to 2008 in determining the net benefit obligation for the pension plan and 2.5 percent for the remaining years.

(2) A rate of compensation increase of 0 percent in 2005 and 2 percent in 2006 was used in determining the net benefit pension expense and 4 percent for the remaining years.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Discount Rate
     The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated "AA" or better with cash flows that approximately match the timing and amount of expected benefit payments.

     Expected Return on Assets Assumption
     Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by Air Canada, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

     Asset Allocation
     The composition of the Domestic Registered Plan assets and the target allocation consists of the following:

 ------------------------------ ---------------- -------------- ----------------
                                   November 30     November 30           Target
                                          2005            2006       allocation
------------------------------ ----------------  -------------- ----------------
Equity                                   62.3%           59.1%            59.0%
Bonds and Mortgages                      32.1%           34.7%            41.0%
Real Estate                               0.1%            0.0%             0.0%
Short-term and Other                      5.5%            6.2%             0.0%
                               ----------------  -------------- ----------------
Total                                   100.0%          100.0%           100.0%
------------------------------ ----------------  -------------- ----------------

     Domestic Registered Plans
     For the Domestic Registered Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75 percent over the long term.

     In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

     o Equity investments can include convertible securities and are required to be diversified among industries and economic sectors. Foreign equities can comprise 37 percent to 43 percent of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

     o Fixed income investments are oriented toward risk averse, long-term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 40 percent of the total return of the Scotia Capital Universe Bond Index and 60 percent of the total return of the Scotia Capital Long Term Bond Index.

     Similar investment policies are established for the other pension plans sponsored by Air Canada.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Best Estimate of Employer Contributions
     Based upon an agreement, subject to approval of the Office of the Superintendent of Financial Institutions (Canada) ("OSFI"), between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Domestic Registered Plans, the actual 2005 and 2006 contributions are as follows:

------------------------------------------------------------------------------ -------------
                                                                2005              2006
($ millions)                                                 Contributions     Contributions
------------------------------------------------------------------------------ -------------
Past service cost for registered pension plans                     99               224
Current service cost for registered pension plans                 127               140
Other pension arrangements (1)                                     52                83
--------------------------------------------------------------------------------------------
Air Canada Services(2)                                            278               447
--------------------------------------------------------------------------------------------
Jazz                                                                6                 8
--------------------------------------------------------------------------------------------
Consolidated total                                                284               455
--------------------------------------------------------------------------------------------

(1) Other pension arrangements include retirement compensation arrangements, supplemental plans and international plans.

(2) Includes obligations relating to employees who have been assigned to related parties.

     Sensitivity Analysis
     Sensitivity analysis on the 2006 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

                                                           0.25 percentage point
Impact on 2006 pension expense in $millions                Decrease     Increase
--------------------------------------------------------------------------------

Discount rate on obligation assumption                          29         (19)
Long-term rate of return on plan assets assumption              25         (25)
--------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 9.75 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 (10 percent was assumed for 2005). The rate is assumed to decrease gradually to 5 percent by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 million and the obligation by $17 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 million and the obligation by $16 million.

     Income Taxes
     The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgement and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Corporation's tax assets and tax liabilities.

     Future income tax assets are recognized to the extent that realization is considered more likely than not. The Corporation considers past results, current trends and outlooks for future years in assessing realization of income tax assets. In 2006, the Corporation has determined that it is more likely than not that $575 million of future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income. A change in assessment of these factors could affect the future tax asset. Refer to Note 8 to ACE's consolidated financial statements for additional information.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Impairment of Long-Lived Assets
     Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying value of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value of long-lived assets is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

     Property and Equipment
     Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. On the application of fresh start accounting effective September 30, 2004, the cost of the Corporation's property and equipment was adjusted to fair value. In addition, the estimated useful lives of certain assets were adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

     Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases and variable interest entities are depreciated to estimated residual values over the life of the lease. The Corporation's aircraft and flight equipment are depreciated over 20 to 30 years, with 10 to 20 percent estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

     Buildings are depreciated over their useful lives not exceeding 40 to 50 years on a straight line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or 5 years. Ground and other equipment is depreciated over 3 to 25 years.

     Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on the Corporation's historical experience with regard to the sale of aircraft and spare parts, as well as forward-looking valuations prepared by independent third parties.

     Intangible Assets
     The identifiable intangible assets of the Corporation were recorded at their estimated fair values at September 30, 2004. Indefinite-life intangible assets are subject to impairment tests under Canadian GAAP on an annual basis or when events or circumstances indicate a potential impairment. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

     Fair value under Canadian GAAP is defined as "the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act". Assessing the fair value of intangible assets requires significant management estimates on future cash flows to be generated by the assets, including the estimated useful life of the assets.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Loyalty Program
     The Corporation's loyalty program, Aeroplan, awards mileage credits to passengers who fly on Air Canada, Jazz, Star Alliance carriers and certain other airlines that participate in the program. Additionally, Aeroplan issues miles to members for the purchase of goods and services from participating non-airline partners. The outstanding miles may be redeemed for travel or other goods and services.

     Based on historical experience and current program policies, the Corporation estimates the percentage of miles that are not expected to be redeemed, defined as breakage. Breakage is estimated by the Corporation based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The estimated breakage factor is 17 percent. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to "other" revenue; and for subsequent periods, the revised estimate is used. The amount allocated to breakage is recognized in "other" revenue on a straight- line basis over a period of 30 months, which is the estimated average life of a mile.

     The current portion of Aeroplan loyalty program deferred revenues of $857 million (2005 - $680 million) is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Aeroplan deferred revenues.

     At December 31, 2006, the Corporation's estimated outstanding number of miles was approximately 190 billion, as compared to 183 billion at the end of the prior year. Management has recorded a liability of $1,763 million for the estimated number of miles expected to be redeemed and the unamortized portion of breakage. A change to the estimate of miles expected to be redeemed could have a significant impact on the liability in the period of change and in future periods.

     In 2006, 58 billion miles (2005 - 52 billion) were redeemed principally for travel. These redemptions represented approximately 10 percent of Air Canada's total revenue passenger miles in 2006 (2005 - 10 percent). Inventory controls over seat allocations keeps displacement of revenue passengers to a minimum. Total miles redeemed for travel on Air Canada in 2006, including awards and upgrades, represented 73 percent of the total miles redeemed, of which 63 percent were used for travel within the US and Canada. In addition to the awards issued for travel on Air Canada, approximately 18 percent of the total miles redeemed in 2006 were used for travel on partner airlines and 10 percent were used for goods and services from non-airline partners.

     A change to either the redemption patterns of the miles or the award options provided could have a significant impact on the Corporation's revenues in the year of change as well as in future years.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     14.  Risk Factors

     The risks described herein may not be the only risks faced by the Corporation. Other risks which the Corporation is not aware of or which the Corporation currently deems to be immaterial may surface and have a material adverse impact on the Corporation's business, results from operations and financial condition.

     Risks Related to ACE

     Reliance on Key Personnel

     The success of ACE depends on the abilities, experience, industry knowledge and personal efforts of senior management of ACE. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of ACE. In addition, ACE may not be able to attract and retain additional qualified management as needed in the future.

     Proposed Changes to the Canadian Federal Income Tax Treatment of Income Trusts

     On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities and tabled a Notice of ways and means motion to amend the Tax Act in that regard (the "October Proposal"). The October Proposal was followed on December 21, 2006 by the release of draft legislation by the Department of Finance (Canada) (the "draft legislation" and, together with the October Proposal, the "2006 Proposed Amendments") concerning the distribution tax on income trusts and partnerships. The 2006 Proposed Amendments, if enacted as currently drafted, will subject Aeroplan Income Fund and Jazz Air Income Fund to trust level taxation as of January 1, 2011, which will reduce the amount of cash available for distributions by income trusts. Loss of the benefit of the deferred application of the new tax regime until 2011 could have a material adverse effect on the value of ACE's interest in Aeroplan and Jazz.

     Dependence upon Principal Investments

     ACE is an investment holding company of various aviation interests and most of ACE's assets are its ownership interest in Air Canada, Aeroplan, Jazz and ACTS. ACE's cash flows and ability to distribute earnings to its shareholders are dependent upon the ability of these entities to pay dividends or distributions to ACE.

     The ability of these entities to pay dividends or distributions will be dependent upon their operating performance and profitability, and will be subject to applicable laws and regulations and contractual restrictions that may be contained in the instruments governing any indebtedness of those entities. Each of these separate legal entities has no legal obligation to pay dividends or distributions to ACE.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Risks Related to the ACE Segments

     Air Canada Services

     Operating Results

     In the recent past, Air Canada has sustained significant operating losses and may sustain significant losses in the future. On September 30, 2004, Air Canada and certain of its subsidiaries emerged from protection under the CCAA and implemented the plan of arrangement. For the years ended December 31, 2003, 2002 and 2001, Air Canada incurred operating losses before reorganization and restructuring items and non-recurring labour expenses of $684 million, $192 million and $731 million, respectively. For the nine-month period ended September 30, 2004, Air Canada realized operating income before reorganization and restructuring items of $120 million and, for the three-month period ended December 31, 2004, Air Canada incurred an operating loss of $59 million. For the years ended December 31, 2006 and 2005, Air Canada realized operating income of $259 million and $318 million, respectively. Prior to September 30, 2004, the operations of Air Canada included the operations of various entities included in the Air Canada Services segment, as well as those of Jazz, Aeroplan and ACTS and, as such, those prior results may not be comparable. Despite Air Canada's emergence from creditor protection under the CCAA, the resulting and ongoing business initiatives and efforts at cost reductions and its recent results, Air Canada may not be able to successfully achieve planned business initiatives and cost reductions, including those which seek to offset significant fuel and other expenses or restore positive net profitability and may sustain significant losses in the future

     Leverage and Liquidity

     Air Canada has, and is expected to continue to have, a significant amount of indebtedness, including substantial fixed obligations under aircraft leases and financings. Air Canada may incur additional debt, including secured debt, in the future. The amount of indebtedness that Air Canada currently has and which it may incur in the future could have a material adverse effect on Air Canada, for example, by (i) limiting Air Canada's ability to obtain additional financing , (ii) requiring Air Canada to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness and fixed cost obligations, thereby reducing the funds available for other purposes, (iii) making Air Canada more vulnerable to economic downturns, and (iv) limiting Air Canada's flexibility in planning for, or reacting to, competitive pressures or changes in its business environment.

     The ability of Air Canada to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond Air Canada's control. In addition, as Air Canada incurs indebtedness which bears interest at fluctuating interest rates, to the extent these interest rates increase, its interest expense will increase. There can be no assurance that Air Canada will be able to generate sufficient cash from its operations to pay its debts and lease obligations.

     Need for Additional Capital

     Air Canada faces a number of challenges in its current business operations, including high fuel prices and increased competition from international, transborder and low-cost domestic carriers. In order to meet such challenges and to support Air Canada's business strategy, significant operating and capital expenditures are, and may in the future be, required. There can be no assurance that Air Canada will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to Air Canada to provide adequate liquidity and to finance the operating and capital expenditures necessary to support its business strategy if cash flows from operations and cash on hand are insufficient.

     Failure to generate additional funds, whether from operations or additional debt or equity financings, may require Air Canada to delay or abandon some or all of its anticipated expenditures or to modify its business


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     strategy, which could have a material adverse effect on Air
     Canada's business, results from operations and financial condition. Furthermore, the ability of competitors to raise money more easily and on less onerous terms could create a competitive disadvantage for Air Canada.

     In addition, Air Canada's credit ratings influence its ability to access capital markets. There can be no assurance that Air Canada's credit ratings will not be downgraded, which would add to Air Canada's borrowing and insurance costs, hamper its ability to attract capital and limit its ability to operate its business, all of which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Limitations Due to Restrictive Covenants

     Some of the financing and other major agreements of Air Canada contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, the manner in which Air Canada may structure or operate its business, including by limiting Air Canada's ability to incur indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers or restructurings. In addition, certain financing arrangements require Air Canada to maintain financial ratios. Any future borrowings may also be subject to similar covenants which limit Air Canada's operating and financial flexibility, which could have a material adverse effect on Air Canada's profitability.

     A failure by Air Canada to comply with its contractual obligations (including restrictive covenants), or to pay its indebtedness and fixed costs could result in a variety of material adverse consequences, including the acceleration of its indebtedness, the withholding of credit card proceeds by the credit card service providers and the exercise of remedies by its creditors and lessors, and such defaults could trigger additional defaults under other indebtedness or agreements. In such a situation, it is unlikely that Air Canada would be able to repay the accelerated indebtedness or fulfill its obligations under certain contracts, make required lease payments or otherwise cover its fixed costs. Also, the lenders under the financing arrangements could foreclose upon all or substantially all of the assets of Air Canada which secure Air Canada's obligations.

     Fuel Costs

     Fuel costs constituted the largest percentage of the total operating costs of Air Canada in 2006. Fuel prices fluctuate widely depending on many factors including international market conditions, geopolitical events and the Canada/U.S. dollar exchange rate. Air Canada cannot accurately predict fuel prices. During 2004, 2005 and 2006, fuel prices increased and fluctuated near or at historically high levels. Should fuel prices continue at, or continue to increase above, such high levels, fuel costs could have a material adverse effect on Air Canada's business, results from operations and financial condition. Due to the competitive nature of the airline industry, Air Canada may not be able to pass on increases in fuel prices to its customers by increasing its fares. Based on 2006 volumes, Management estimates that a US$1 per barrel movement in the average price of West Texas Intermediate crude oil would have resulted in an approximate C$27 million change in 2006 fuel expense for Air Canada (excluding any impact of fuel surcharges and fuel hedging), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant.

     Labour Costs and Labour Relations

     Labour costs constitute one of Air Canada's largest operating cost items. There can be no assurance that Air Canada will be able to maintain such costs at levels which do not negatively affect its business, results from operations and financial condition. There can be no assurance that future agreements with employees' unions or the outcome of arbitrations will be on terms consistent with Air Canada's expectations or comparable to agreements entered into by Air Canada's competitors. Any future agreements or outcome of negotiations, mediations or arbitrations including in relation to wages or other labour costs or work rules may result in increased labour costs or other charges which could have a material adverse effect on Air Canada's business, results from operations and financial condition.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Most of Air Canada's employees are unionized and long-term collective agreements were concluded in 2003 and 2004. No strikes or lock-outs may lawfully occur during the term of the collective agreements expiring in 2009. However, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in Air Canada's service or otherwise adversely affect the ability of Air Canada to conduct its operations, all of which could have a material adverse effect on its business, results from operations and financial condition.

     If there is a labour disruption or work stoppage by any of the unionized work groups of Jazz, there could also likely be a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, labour problems at Air Canada's Star Alliance(R) partners could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Airport User Fees and Air Navigation Fees

     With the privatization of airports and air navigation authorities over the last decade in Canada, new airport and air navigation authorities have imposed significant increases in their fees. If such authorities continue to increase their fees at the rate at which they have increased them in the recent past, Air Canada's business, results from operations and financial condition could be materially adversely affected.

     Competition

     Air Canada operates within a highly competitive industry. Over the past few years, several carriers have entered or announced their intention to enter into the domestic, the U.S. transborder and international markets in which Air Canada operates.

     Canadian low-cost carriers have entered or announced their intention to compete in many of Air Canada's key domestic markets and have also entered the U.S. transborder market. U.S. carriers currently operate routes in Air Canada's transborder market. Air Canada is also facing increasing competition in international markets as carriers increase their international capacity, both by expansion and by shifting existing domestic capacity to international operations to avoid low-cost domestic competition.

     If Canadian low-cost carriers are successful in entering or continuing their expansion into the domestic and the U.S. transborder markets, if U.S. carriers were to enter Air Canada's transborder market or if carriers are successful in their expansion in international markets of Air Canada, Air Canada's business, results from operations and financial condition could be materially adversely affected.

     Air Canada also encounters substantial price competition. The expansion of low-cost carriers in recent years has resulted in a substantial increase in discounted and promotional fares initiated by Air Canada's competitors. The decision to match competitors' fares, to maintain passenger traffic, results in reduced yields which, in turn, could have a material adverse effect on Air Canada's business, results from operations and financial condition. Furthermore, Air Canada's ability to reduce its fares in order to effectively compete with other carriers may be limited by government policies to encourage competition.

     Internet travel websites have enabled consumers to more efficiently find lower fare alternatives by providing them with access to more pricing information. The increased price awareness of both business and leisure travelers as well as the growth in new distribution channels have further motivated airlines to price aggressively to gain fare and market share advantages.

     In addition, consolidation in the airline industry could result in increased competition as some airlines emerging from such consolidations may be able to compete more effectively against Air Canada which could have a material adverse effect on Air Canada's business, results from operations and financial condition.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Strategic, Business, Technology and Other Important Initiatives

     In order to operate its business, achieve its goals and remain competitive, Air Canada continuously seeks to identify and devise, invest in and implement strategic, business, technology and other important initiatives, such as those relating to the aircraft fleet restructuring program, the aircraft refurbishment program, the new revenue model, the reservation and airport customer service initiative (which will also support the revenue model), the business process initiatives as well as other initiatives. These initiatives, including activities relating to their development and implementation, may be adversely impacted by a wide range of factors, many of which are beyond Air Canada's control. Such factors include the performance of third parties, including suppliers, the implementation and integration of such initiatives into Air Canada's other activities and processes as well as the adoption and acceptance of initiatives by Air Canada's customers, suppliers and personnel. A delay or failure to sufficiently and successfully identify and devise, invest in or implement these initiatives could adversely affect Air Canada's ability to operate its business, achieve its goals and remain competitive and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     For instance, a key component of Air Canada's business plan is the restructuring of its aircraft fleet, including the elimination and replacement of older, less efficient aircraft, the introduction of new regional jet aircraft, and the modernization of its international wide-body fleet through the acquisition of new and more efficient aircraft. A delay or failure in the completion of Air Canada's fleet restructuring, including a delay by the manufacturers in the delivery of the regional jet or wide-body aircraft, or an inability to remove, as planned, certain aircraft from the fleet in coordination with the planned entry into service of new aircraft, could adversely affect the implementation of Air Canada's business plan which may, in turn, have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Another important component of Air Canada's business plan is the replacement of its legacy systems for passenger reservation and airport customer service with a newly developed web-enabled system in order to support the rapid and efficient implementation of Air Canada's revenue model. The new system is expected to be deployed in phases from late 2007 to early 2008. A delay or failure in the implementation of Air Canada's new system could adversely affect the implementation of Air Canada's business plan which may, in turn, have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Dependence on Technology

     Air Canada relies on technology, including computer and telecommunications equipment and software and Internet-based systems, to operate its business, increase its revenues and reduce its costs. These systems include those relating to Air Canada's telecommunications, websites, computerized airline reservations and airport customer services and flight operations.

     These technology systems may be vulnerable to a variety of sources of failure, interruption or misuse, including by reason of natural disasters, terrorist attacks, telecommunications failures, power failures, computer viruses, hackers, unauthorized or fraudulent users, and other operational and security issues. While Air Canada continues to invest in initiatives, including security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any such technology systems failure could have a material adverse effect on Air Canada's operations and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Key Supplies and Suppliers

     Air Canada is dependent upon its ability to source, on favourable terms and costs, sufficient quantities of goods and services in a timely manner, including those required for Air Canada's operations such as fuel, aircraft and related parts and aircraft and engine maintenance services (including maintenance services obtained from ACTS). In certain cases, such goods and services may only be available from a limited number of suppliers. Such failure, refusal or inability may arise as a result of a wide range of causes, many of which are beyond Air Canada's control. Any failure or inability of Air Canada to successfully source goods


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     and services, including by reason of a failure, refusal or inability of a supplier, or to source goods and services on terms and pricing and within the timeframes acceptable to Air Canada, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Aeroplan

     Through its relationship with Aeroplan, Air Canada is able to offer its customers who are Aeroplan members the opportunity to earn Aeroplan miles. Based on customer surveys, Management believes that rewarding customers with Aeroplan miles is a significant factor in customers' decision to travel with Air Canada and Jazz and contributes to building customer loyalty. The failure by Aeroplan to adequately fulfill its obligations towards Air Canada under the CPSA and in connection with the Aeroplan program, or other unexpected interruptions of Aeroplan services which are beyond Air Canada's control could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Jazz

     Under the Jazz CPA, Jazz provides Air Canada's customers service in lower density markets and higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States and also provides valuable traffic feed to Air Canada's mainline routes. Air Canada reimburses Jazz, without mark-up, for certain pass-through costs incurred directly by Jazz, such as fuel, navigation, landing and terminal fees and certain other costs. Significant increases in such pass-through costs, the failure by Jazz to adequately fulfill its obligations towards Air Canada under the Jazz CPA, or other unexpected interruptions of Jazz's services which are beyond Air Canada's control could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, the Jazz CPA requires that Jazz maintain a minimum fleet size and contains a minimum average daily utilization guarantee which requires that Air Canada make certain minimum payments to Jazz regardless of the revenue generated by Jazz.

     Pension Plans

     Canadian federal pension legislation requires that the funded status of registered pension plans be determined periodically, on both a going concern basis (essentially assuming indefinite plan continuation) and a solvency basis (essentially assuming immediate plan termination).

     The solvency liability is influenced primarily by long-term interest rates and by the investment return on plan assets. The interest rate used to calculate benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to a larger unfunded solvency position.

     In May 2004, Air Canada and the Office of the Superintendent of Financial Institutions agreed on a protocol pursuant to which the solvency funding requirements for Air Canada's registered pension plans provided for in the then existing regulations were amended retroactive to January 1, 2004. Air Canada is required to make substantial annual cash contributions, and the level of those contributions will increase in the event of poor pension fund investment performance and/or further declines in long-term Government of Canada bond rates. Underfunded pension plans or a failure or inability by Air Canada to make required cash contributions to its registered pension plans could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Equal Pay Litigation

     CUPE, which represents Air Canada's flight attendants, has two complaints before the Canadian Human Rights Commission where it alleges gender-based wage discrimination. CUPE claims the predominantly female flight attendant group should be paid the same as the predominantly male pilot and mechanics groups because their work is of equal value. The complaints date from 1991 and 1992 but have not been investigated on the merits because of a legal dispute over whether the three groups work in the same


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     "establishment" within the meaning of the Canadian Human Rights Act. On January 26, 2006, the Supreme Court of Canada ruled that they do work in the same "establishment" and sent the case back to the Canadian Human Rights Commission, which may now proceed to assess the merits of CUPE's complaints.

     As part of the restructuring under the CCAA, it was agreed that any resolution of the complaints would have no retroactive financial impact prior to September 30, 2004. It is the view of Air Canada that any investigation will show that Air Canada has complied and continues to comply with the equal pay provisions of the Canadian Human Rights Act. Nonetheless, should these complaints succeed, the accrued liability and future costs could be very significant and Air Canada's business, results from operations and financial condition could be materially adversely affected.

     Star Alliance(R)

     The strategic and commercial arrangements with Star Alliance(R) members provide Air Canada with important benefits, including codesharing, efficient connections and transfers, reciprocal participation in frequent flyer programs and use of airport lounges from the other members. Should a key member leave Star Alliance(R) or otherwise fail to meet its obligations thereunder, Air Canada's business, results from operations and financial condition could be materially adversely affected.

     Interruptions or Disruptions in Service

     Air Canada's business is significantly dependent upon its ability to operate without interruption at a number of hub airports, including Toronto Pearson Airport. Delays or disruptions in service, including those due to security or other incidents, weather conditions or work stoppages or strikes by airport workers, baggage handlers, air traffic controllers and other workers not employed by Air Canada or other causes beyond the control of Air Canada could have a material adverse impact on Air Canada's business, results from operations and financial condition.

     Foreign Exchange

     Air Canada's financial results are sensitive to the changing value of the Canadian dollar. In particular, Air Canada has a significant annual net outflow of U.S. dollars and is affected by fluctuations in the Canada/U.S. dollar exchange rate. Management estimates that during 2006, a $0.01 increase in the Canada/U.S. dollar exchange rate (i.e., $1.13 to $1.14 per U.S. dollar) would have had an estimated $16 million unfavourable impact on operating income and an estimated $48 million unfavourable impact on pre-tax income. Conversely, an opposite change in the exchange rate would have had the opposite effect on operating income. Air Canada incurs significant expenses in U.S. dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the U.S. dollar would increase the costs of Air Canada relative to its U.S. competitors and could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, Air Canada may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

     Current Legal Proceedings

     The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating fully with these investigations. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible at this time to predict with any degree of certainty the outcome of these proceedings. It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     In October 2006, ACPA commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and certain members of the board of directors of Air Canada alleging that certain past and future actions are oppressive to them. A variety of remedies were sought against the parties including an injunction to impose, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement which became effective on October 10, 2006. Following a hearing in December, 2006, Mr. Justice Cumming of the Ontario Superior Court of Justice dismissed ACPA's application for an injunction and granted the Corporation's motion to dismiss ACPA's claim. ACPA has not appealed the dismissal of the injunction application but has appealed the order dismissing its claim.

     Aeroplan

     Dependency on Top Three Partners

     Aeroplan's top three commercial partners were responsible for 91 percent of Gross Billings for the year ended 2006. A decrease in sales of Aeroplan miles to any of Aeroplan's significant partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides could have a material adverse effect on gross billings. Subject to the minimum number of Aeroplan miles to be purchased by Air Canada under the CPSA, Air Canada can change the number of Aeroplan miles awarded per flight without Aeroplan's consent, which could result in a significant reduction in gross billings. Aeroplan cannot ensure that its contracts with these, or other, partners will be renewed on similar terms, or at all when they expire.

     Reduction in Activity Usage and Accumulation of Aeroplan Miles

     A decrease in gross billings from any of Aeroplan's partners for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services Aeroplan provides, or a decrease in the accumulation of Aeroplan Miles by members could have a material adverse effect on Aeroplan's gross billings and revenue.

     Greater than Expected Redemptions for Rewards

     A significant portion of Aeroplan's profitability is based on its estimate of the number of Aeroplan Miles that will never be redeemed by the member base. The percentage of Aeroplan Miles that are not expected to be redeemed is known as "Breakage" in the loyalty industry. Aeroplan's current estimate of Breakage is based on two independent studies conducted in 2006 on behalf of Aeroplan. Breakage may decrease from the current estimate of 17 percent as the Aeroplan program grows and a greater diversity of rewards become available. If actual redemptions are greater than Aeroplan's current estimates, its profitability could be adversely affected due to the cost of the excess redemptions. Furthermore, the actual mix of redemptions between air and non-air rewards could adversely affect Aeroplan's profitability. Total "Broken" Miles still outstanding, amounted to 70.0 billion miles as at December 31, 2006 and include 46.7 billion Aeroplan Miles. Responsibility to provide rewards for these 70.0 billion Aeroplan Miles rests with Aeroplan should such Aeroplan Miles ever be redeemed. There can be no assurances that a material portion of these estimated Broken Aeroplan Miles will not be redeemed.

     Labour Relations

     Call centre agents are currently covered by a collective agreement between the National Automobile, Aerospace, Transportation and General Workers' Union of Canada ("CAW") and Air Canada in place until 2009. While Aeroplan enjoys positive employee relations with the unionized call centre agents, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on Aeroplan's business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with the CAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on Aeroplan's business. In addition, if the general services


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     agreement between Aeroplan and Air Canada is terminated by Air Canada, it could have a material adverse effect on Aeroplan's business in the event that Aeroplan is unable to hire a sufficient number of call centre agents during the six month termination period under the agreement.

     Technological Disruptions and Inability to use Third Party Software

     Aeroplan's ability to protect its data and call centres against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of its services, Aeroplan must be able to store, retrieve, process and manage large databases and periodically expand and upgrade its capabilities. While Aeroplan has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any damage to Aeroplan's data and call centres, any failure of Aeroplan's telecommunication links that interrupts its operations or any impairment of Aeroplan's ability to use software licensed to it could adversely affect its ability to meet Aeroplan's partners' and members' needs and their confidence in utilizing Aeroplan in the future.

     In addition, proper implementation and operation of technology initiatives is fundamental to Aeroplan's ability to operate a profitable business. Aeroplan continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect Aeroplan's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on Aeroplan's business, results from operations and financial condition.

     Leverage and Restrictive Covenants in Current and Future Indebtedness

     The ability of Aeroplan Income Fund, Aeroplan Trust and Aeroplan to make distributions, pay dividends or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of Aeroplan Trust and/or Aeroplan (including Aeroplan's credit facilities). The degree to which Aeroplan is leveraged could have important consequences to the holders of units of Aeroplan Income Fund, including: (i) that Aeroplan's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) that a significant portion of Aeroplan's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations; (iii) that certain of Aeroplan's borrowings will be at variable rates of interest, which exposes Aeroplan to the risk of increased interest rates; and (iv) that Aeroplan may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of distributable cash to interest rate variations.

     In addition, Aeroplan's credit facilities contain a number of financial and other restrictive covenants that require Aeroplan to meet certain financial ratios and financial condition tests and limit Aeroplan's ability to enter into certain transactions. A failure to comply with the obligations in Aeroplan's credit facilities could result in a default which, if not cured or waived, could result in a termination of distributions by Aeroplan and permit acceleration of the relevant indebtedness. If the indebtedness under Aeroplan's credit facilities, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of Aeroplan would be sufficient to repay in full that indebtedness.

     Aeroplan may need to refinance its available credit facilities or other debt and there can be no assurance that Aeroplan will be able to do so or be able to do so on terms as favourable as those presently in place. If Aeroplan is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on Aeroplan's financial position, which may result in a reduction or suspension of cash distributions to unitholders of Aeroplan Income Fund. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive than the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of Aeroplan Income Fund to pay cash distributions.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Economic Downturn

     Aeroplan derives its revenues principally from the sale of Aeroplan Miles to its partners which is, ultimately dependant on consumer spending. Cyclical deviations in the economy, a prolonged recession or an increase in interest rates could have a material adverse effect on members spending with Aeroplan partners or the use of credit or charge cards. This could decrease Aeroplan's attractiveness to its commercial partners and their participation in the Aeroplan program. These factors, individually or in combination, could have a material adverse effect on Aeroplan's business, results from operations and financial condition.

     Cash Distributions Are Not Guaranteed and Will Fluctuate with the Business Performance

     Although Aeroplan Income Fund intends to distribute cash distributions received in respect of Aeroplan Trust units, less expenses and amounts, if any, paid by Aeroplan Income Fund in connection with the redemption of units, there can be no assurance regarding the amounts of income to be generated by Aeroplan's business or ultimately distributed to Aeroplan Income Fund. The actual amount distributed in respect of units is not guaranteed and will depend upon numerous factors, including Aeroplan's profitability and its ability to sustain EBITDA margins and the fluctuations in Aeroplan's working capital and capital expenditures, all of which are susceptible to a number of risks.

     Restrictions on Certain Unitholders and Liquidity of Units

     The declaration of trust of Aeroplan Income Fund imposes various restrictions on unitholders. Non-resident unitholders are prohibited from beneficially owning more than 49.9 percent of the units of Aeroplan Income Fund. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and U.S. persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units of Aeroplan Income Fund from certain unitholders and thereby adversely affect the liquidity and market value of the units of Aeroplan Income Fund held by the public.

     Jazz

     Many of the risk factors in the nature of those described under "Risk Factors - Risks related to the ACE Segments - Air Canada Services" and "
     - Risks Related to the Airline Industry" could have a material adverse effect on Jazz's business, results from operations and financial condition. In addition to those risk factors, the following risk factors could also have a material adverse effect on Jazz's business, results from operations and financial condition.

     Dependence on Air Canada

     Jazz is directly affected by the financial and operational strength of Air Canada and its competitive position. In the event of any decrease in the financial or operational strength of Air Canada, Jazz's ability to receive payments from Air Canada, and the amount of such payments, may be adversely affected.

     Air Canada is the sole marketing agent for Jazz's aircraft capacity covered by the Jazz CPA (the "Covered Aircraft") and is solely responsible for establishing schedule, routes, frequency and ticket prices for Jazz. To the extent Air Canada does not effectively and competitively market the routes serviced through Jazz, the utilization of the Covered Aircraft could be reduced with the result that Jazz's operating margin in dollar terms would be reduced.

     Termination of the Jazz CPA

     Substantially all of Jazz's current revenues are received pursuant to the Jazz CPA with Air Canada which currently covers all of Jazz's existing operating fleet (except two Dash 8 aircraft). The Jazz CPA will terminate on December 31, 2015 and is subject to renewal on terms to be negotiated for two additional periods of five years unless either party terminates the agreement by providing a notice not less than one


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     year prior to December 31, 2015 or the end of the first renewal term. In addition, either party is entitled to terminate the Jazz CPA at any time upon the occurrence of certain events of default.

     If the Jazz CPA is terminated, Jazz's revenue and earnings would be significantly reduced or eliminated unless Jazz is able to enter into satisfactory substitute arrangements. There is no assurance that Jazz would be able to enter into satisfactory substitute arrangements or that such arrangements would be as favourable to Jazz as the Jazz CPA.

     Labour Costs and Labour Relations

     Labour costs constitute the largest percentage of Jazz's total operating costs that are borne by Jazz. There can be no assurance that the estimates of Jazz's future labour costs will be accurate. If such costs exceed Jazz's estimates, Jazz may realize decreased profits or even losses under the Jazz CPA. Most of Jazz's employees are unionized and new or modified collective bargaining agreements were concluded in 2003 and 2004. No strikes or lock-outs may lawfully occur until after the agreements expire in 2009. However, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in Jazz's service. Any labour disruption or work stoppage could adversely affect the ability of Jazz to conduct its operations and have a material adverse effect on its ability to carry out its obligations under the Jazz CPA and on its business, results from operations and financial condition. There can be no assurance that future agreements with employees' unions will be on terms in line with Jazz's expectations or comparable to agreements entered into by other regional airlines, and any future agreements may increase labour costs or otherwise adversely affect Jazz.

     If there is a labour disruption or work stoppage by any unionized work group of Air Canada which provides services to Jazz under the Jazz CPA, Jazz may lose access to such services and there can be no reassurance that sufficient replacement services could be obtained or that replacement services could be obtained on a cost effective basis.

     Impact of Competition on Air Canada's Need to Utilize Jazz's Services

     The airline industry is highly competitive. Air Canada competes with other major carriers as well as low cost carriers on its routes, including routes that Jazz flies. Competitors could rapidly enter markets Jazz serves for Air Canada, and quickly discount fares, which could lessen the economic benefit of Jazz's regional jet operations to Air Canada.

     Impact of Increased Competition in the Regional Airline Industry on Jazz's Growth Opportunities

     Aside from the limitations under the Jazz CPA and the regulatory prohibition on cabotage, Jazz's ability to provide regional air service to a major United States airline is limited by existing relationships that all of the United States network airlines have with other regional operators. Additionally, most of the network airlines are subject to scope clause restrictions under their collective bargaining agreements with employees that restrict their ability to add new regional jet capacity.

     In addition, new competitors may enter the regional airline industry. Such new or existing competitors may enter into capacity purchase agreements with airlines, including Air Canada, in respect of routes currently operated by Jazz. Capacity growth by other regional airlines in the regional jet market would lead to significantly greater competition and may result in lower rates of return in the regional airline industry. Further, many of the network airlines are focused on reducing costs, which may also result in lower operating margins in the regional airline industry.

     Cash Distributions are not Guaranteed and will Fluctuate with the Business Performance

     Although Jazz Air Income Fund intends to distribute the interest received in respect of the Jazz Air Trust trust notes and the cash distributions received in respect of the Jazz Air Trust trust units, less expenses and amounts, if any, paid by Jazz Air Income Fund in connection with the redemption of units of Jazz Air Income Fund, there can be no assurance regarding the amounts of income to be generated by Jazz's


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     business or ultimately distributed to Jazz Air Income Fund. The actual amount distributed in respect of the units of Jazz Air Income Fund is not guaranteed and depends upon numerous factors, including Jazz's profitability and its ability to sustain EBITDA and the fluctuations in Jazz's working capital and capital expenditures, all of which are susceptible to a number of risks.

     Restrictions on Certain Unitholders and Liquidity of Units

     The declaration of trust of Jazz Air Income Fund imposes various restrictions on unitholders of Jazz Air Income Fund. Non-resident unitholders are prohibited from beneficially owning more than 49.9 percent of the units of Jazz Air Income Fund. In addition, the voting rights of non-resident unitholders are limited to 25 percent of the aggregate number of outstanding votes attaching to all outstanding units and 25 percent of the aggregate number of votes that may be cast at any meeting of the unitholders. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders of Jazz Air Income Fund, including non-residents of Canada and United States persons, to acquire units of Jazz Air Income Fund, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units of Jazz Air Income Fund from certain investors and thereby adversely affect the liquidity and market value of the units of Jazz Air Income Fund held by the public.

     ACTS

     Dependency on Air Canada and other Significant Customers

     For the year ended December 31, 2006, Air Canada was responsible for approximately 69 percent of ACTS' revenues. A significant decrease in revenues generated from Air Canada or from any of ACTS' other major customers for any reason, including a decrease in activity, or a decision to either utilize another service provider could have a material adverse effect on ACTS' revenues. ACTS cannot ensure that it contracts with Air Canada and other significant customers will be renewed on similar terms, or at all when they expire.

     ACTS is directly affected by the financial and operational strength of its major customers, including Air Canada and their competitive position. In the event of any decrease in the financial or operational strength of these customers, ACTS' ability to receive payments from customers, and the amount of such payments, could be adversely affected.


     Dependency on the Airline Industry
     ACTS' business is highly dependent on the performance of the airline industry. Economic and regulatory factors and passenger security concerns that affect the airline industry also impact ACTS' business. Many of the risk factors in the nature of those described under "Risk Factors - Risks Related to the Airline Industry" could result in lower demand for ACTS' products and services and, as a result, could have a material adverse effect on ACTS' business, results from operations and financial condition.

     Key Supplies and Suppliers

     ACTS is dependent upon its ability to source, on favourable terms and costs, sufficient quantities of goods in a timely manner, including aircraft, aircraft engine and other related parts. Such goods may only be available from a limited number of suppliers. Such failure, refusal or inability may arise as a result of a wide range of causes, many of which are beyond ACTS' control. Any failure or inability of ACTS to successfully source goods, including by reason of a failure, refusal or inability of a supplier, or to source goods on terms and pricing and within the timeframes acceptable to ACTS, could have a material adverse effect on ACTS' business, results from operations and financial condition.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Labour Relations

     Most of the non-management personnel of ACTS are currently covered by a collective agreement between the International Association of Machinists and Aerospace Workers ("IAMAW") and Air Canada in place until 2009. While ACTS enjoys positive employee relations, if Air Canada faces labour disturbances resulting in work stoppages or other action instigated from within the larger bargaining unit, this could have a material adverse effect on ACTS' business. Furthermore, if at the expiration of the applicable collective agreement, the relevant parties are unable to renegotiate the collective agreement with the IAMAW, it could result in work stoppages and other labour disturbances which would similarly have a material adverse effect on ACTS' business. In addition, if the general services agreements between ACTS and Air Canada are terminated by Air Canada, it could have a material adverse effect on ACTS' business in the event that ACTS is unable to hire a sufficient number of employees prior to the termination of the agreements.

     Highly Regulated Industry

     ACTS operates in a highly regulated industry. Governmental agencies throughout the world regulate the manufacture, repair and overhaul of aircraft and related parts and accessories. Regulatory authorities monitoring the ACTS' business include Transport Canada, the Federal Aviation Authority in the U.S., and the European Aviation Safety Agency. Regulatory authorities perform regular compliance audits, including to ensure that all ACTS' technical and administrative processes, procedures, equipment and facilities are being maintained within the regulatory requirements. New and more stringent regulatory requirements, if adopted and enacted, could have a material adverse effect on ACTS' business, financial condition and results of operations.

     In addition, ACTS' repair and overhaul operations are subject to certification, including pursuant to regulations established by Transport Canada and the Federal Aviation Authority. Specific regulations vary from country to country, although compliance with Transport Canada and Federal Aviation Authority requirements generally satisfies regulatory requirements in other countries. Any failure to comply with regulatory requirements or maintain the necessary regulatory approvals or any other of ACTS' material authorizations or approvals could have a material adverse effect on ACTS' business, financial condition and results of operations.

     Risks Related to the Airline Industry

     Airline Reorganizations
     Since September 11, 2001, a number of U.S. air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code or outside the scope of formal reorganization proceedings. Successful completion of such reorganizations could present Air Canada with competitors having reduced levels of indebtedness and significantly lower operating costs derived from labour, supply and financing contracts renegotiated under the protections of the United States Bankruptcy Code or outside the scope of formal reorganization proceedings. In addition, certain air carriers, including those involved in reorganizations, may undertake substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could result in lower yields for Air Canada which, in turn, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Economic and Geopolitical Conditions

     Airline operating results are sensitive to economic and geopolitical conditions which can have a significant impact on the demand for air transportation. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. Air Canada is not able to predict with certainty market conditions and the fares that Air Canada may be able to charge. Customer expectations can change rapidly and the demand for lower fares may limit revenue opportunities. Travel, especially leisure travel, is a discretionary consumer expense. A downturn in economic growth in North America, as well as geopolitical instability in various areas of the world, could have the effect of reducing demand for air travel in Canada and abroad and, together with the other factors discussed herein, could have a material


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     adverse effect on Air Canada's profitability. Any prolonged or significant weakness of the Canadian or world economies could have a material adverse effect on Air Canada's business, results from operations and financial condition, especially given Air Canada's substantial fixed cost structure.

     Airline Industry Characterized by Low Gross Profit Margins and High Fixed Costs

     The airline industry generally and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating any particular flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a significant effect on Air Canada's operating and financial results. This condition has been exacerbated by aggressive pricing by low-cost carriers, which has had the effect of driving down fares in general. Accordingly, a shortfall from expected revenue levels could have a material adverse effect on Air Canada's business, results from operations and financial condition. Air Canada incurs substantial fixed costs which do not meaningfully fluctuate with overall capacity. As a result, should Air Canada be required to reduce its overall capacity or the number of flights operated, it may not be able to successfully reduce certain fixed costs in the short term and may be required to incur important termination or other restructuring costs, which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Terrorist Attacks and Security Measures

     The September 11, 2001 terrorist attacks and subsequent terrorist activity, notably in the Middle East, Southeast Asia and Europe, caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack (whether domestic or international and whether involving Air Canada or another carrier or no carrier at all) and increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage, could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's flights. It could also lead to a substantial increase in insurance, airport security and other costs. Any resulting reduction in passenger revenues and/or increases in insurance, security or other costs could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Epidemic Diseases (Severe Acute Respiratory Syndrome (SARS), Influenza or Other Epidemic Diseases)

     As a result of the international outbreaks of Severe Acute Respiratory Syndrome (SARS) in 2003, the World Health Organization (the "WHO") issued on April 23, 2003 a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada. The seven day WHO travel advisory relating to Toronto, the location of Air Canada's primary hub, and the international SARS outbreak had a significant adverse effect on passenger demand for air travel destinations served by Air Canada and Jazz, and on the number of passengers traveling on Air Canada's and Jazz's flights and resulted in a major negative impact on traffic on the entire network. The WHO warns that there is a substantial risk of an influenza pandemic within the next few years. An outbreak of SARS or of another epidemic disease such as influenza (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's and Jazz's flights. Any resulting reduction in traffic on Air Canada's and Jazz's network could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Casualty Losses

     Due to the nature of its core operating business, Air Canada may be subject to liability claims arising out of accidents or disasters involving aircraft on which Air Canada's customers are traveling or involving aircraft of other carriers maintained or repaired by Air Canada, including claims for serious personal injury or death. There can be no assurance that Air Canada's insurance coverage will be sufficient to cover one or more large claims and any shortfall may be material. Additionally, any accident or disaster involving one of Air Canada's aircraft or an aircraft of another carrier maintained or repaired by Air Canada may significantly


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     harm Air Canada's reputation for safety, which would have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Seasonal Nature of the Business, Other Factors and Prior Performance

     Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the preference of a high number of leisure travelers to travel during the spring and summer months. Air Canada has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short term.

     As described elsewhere, demand for air travel is also affected by factors such as economic conditions, war or the threat of war or terrorist attacks, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

     Regulatory Matters

     The airline industry is subject to extensive Canadian and foreign government regulations relating to, among other things, security, safety, licensing, competition, noise levels and the environment and, in some measure, pricing. Additional laws and regulations may be proposed, and decisions rendered, from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional regulations or decisions by Transport Canada, the Competition Bureau and/or the Competition Tribunal, the Canadian Transportation Agency, the Treasury Board or other domestic or foreign governmental entities may have a material adverse effect on Air Canada's business, results from operations and financial condition. Air Canada cannot give any assurances that new regulations or revisions to the existing legislation, or decisions, will not be adopted or rendered. The adoption of such new laws and regulations or revisions, or the rendering of such decisions, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     The availability of international routes to Canadian air carriers is regulated by agreements between Canada and foreign governments. Changes in Canadian or foreign government aviation policy could result in the alteration or termination of these agreements and could adversely affect Air Canada's international operations.

     In July 2000, the Government of Canada amended the Canada Transportation Act, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. This legislation included airline-specific provisions concerning "abuse of dominance" under the Competition Act, later supplemented by creating "administrative monetary penalties" for a breach of the abuse of dominance provisions by a dominant domestic air carrier.

     In July 2003, the Competition Tribunal released its reasons and findings in a proceeding between the Commissioner of Canada and Air Canada which had considered the approach to be taken in determining whether Air Canada was operating below "avoidable costs" in violation of one of the new airline-specific abuse of dominance provisions. The Competition Tribunal applied a very broadly crafted cost test in its decision. In September 2004, the Commissioner of Competition published a letter describing the enforcement approach that would be taken in future cases involving the airline-specific abuse of dominance provisions, which included a statement that the Tribunal's approach to avoidable costs remains relevant.

     In addition, on November 2, 2004, the Minister of Industry tabled amendments to the Competition Act in Bill C-19 which, if enacted, would have removed the airline-specific "abuse of dominance" provisions from the Competition Act. However, on November 29, 2005, the 38th Parliament of Canada was dissolved. As a result, the legislative process relating to the adoption of Bill C-19 was terminated. Management cannot predict if or when such proposed legislation will be re-introduced in the House of Commons.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     If the Commissioner of Competition commences inquiries or brings similar applications with respect to significant competitive domestic routes and such applications are successful, it could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Air Canada is subject to domestic and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which Air Canada operates. Compliance with these regulatory regimes is expected to result in additional operating costs and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Increased Insurance Costs

     Since September 11, 2001 the aviation insurance industry has been continually reevaluating the terrorism risks that it covers and this activity may adversely affect some of Air Canada's existing insurance carriers or Air Canada's ability to obtain future insurance coverage. To the extent that Air Canada's existing insurance carriers are unable or unwilling to provide it with insurance coverage, and in the absence of measures by the Government of Canada to provide the required coverage, Air Canada's insurance costs may increase further and may result in Air Canada being in breach of regulatory requirement or contractual arrangements requiring that specific insurance be maintained, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.

     Third Party War Risk Insurance

     There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it currently provides to Air Canada and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity or amends such indemnity, Air Canada and other industry participants would have to turn to the commercial insurance market to seek such coverage. Air Canada estimates that such coverage would cost Air Canada approximately $15 million per year. Alternative solutions, such as those envisioned by the International Civil Aviation Organization ("ICAO") and the International Air Transport Association ("IATA"), have not developed as planned, due to actions taken by other countries and the recent availability of supplemental insurance products. ICAO and IATA are continuing their efforts in this area, however the achievement of a global solution is not likely in the immediate or near future. The U.S. federal government has set up its own facility to provide war risk coverage to U.S. carriers, thus removing itself as a key component of any global plan.

     Furthermore, the London aviation insurance market has introduced a new standard war and terrorism exclusion clause which is applicable to aircraft hull and spares war risk insurance, and intends to introduce similar exclusions to airline passenger and third party liability policies. Such clause excludes claims caused by the hostile use of a dirty bomb, electromagnetic pulse device, or biochemical materials. The Government of Canada indemnity program is designed to address these types of issues as they arise, but the Government of Canada has not yet decided to extend the existing indemnity to cover this exclusion. Unless and until the Government of Canada does so, the loss of coverage exposes Air Canada to this new uninsured risk and may result in Air Canada being in breach of certain regulatory requirements or contractual arrangements, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     15.  Quarterly Financial Data

     The table below describes quarterly financial results for ACE for the eight most recent quarters.

---------------------------------------------------------------------------------------------------------------------
($ millions, except per share amounts)             Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4
                                                 2005     2005     2005     2005     2006     2006     2006     2006
---------------------------------------------------------------------------------------------------------------------

Operating revenues                             $2,177   $2,458   $2,833   $2,362   $2,484   $2,682   $2,947   $2,544
Special charge for Aeroplan miles (1)               -        -        -        -        -        -    (102)        -
                                             ------------------------------------------------------------------------
Operating revenues                             $2,177   $2,458   $2,833   $2,362   $2,484   $2,682   $2,845   $2,544

Operating expenses (2)                         (2,187)  (2,280)  (2,512)  (2,396)  (2,546)  (2,501)  (2,642)  (2,471)
---------------------------------------------------------------------------------------------------------------------
Operating income (loss)                           (10)     178      321      (34)     (62)     181      203       73

Total non-operating income (expense),
non-controlling interest, foreign
exchange gain (loss) and income tax (3)           (67)     (9)      (50)     (68)     180       55     (100)    (122)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                ($77)   $169      $271    ($102)    $118     $236     $103     ($49)
=====================================================================================================================

Earnings (loss)
   Per share - basic                           ($0.87)  $1.68     $2.67   ($1.01)   $1.15    $2.32    $1.01   ($0.48)
   Per share - diluted                         ($0.87)  $1.50     $2.33   ($1.01)   $1.12    $2.05    $0.95   ($0.48)
---------------------------------------------------------------------------------------------------------------------


(1) Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles.
(2) Quarter 1 2006 includes a special charge for labour restructuring of $33 million. Quarter 4 2006 includes a $8 million reduction to the special charge for labour due to the favourable impact of attrition and other factors which reduced the cost of achieving the target to $25 million.
(3) Quarter 3 2005 includes a dilution gain of $190 million and a tax provision of $28 million as a result of ACE's IPO of Aeroplan Income Fund. Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of ACE's IPO of Jazz Income Fund. Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways. Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of
         1.25 million shares of its holdings in US Airways. Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering.

     Seasonality
     Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The cost structure of the Corporation is such that its fixed costs do not fluctuate proportionately with passenger demand in the short-term.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     16.  Selected Annual Information

     The following table provides selected annual information for ACE for the years 2006 and 2005, as well as the combination of the financial results of Air Canada for the nine-month period ended September 30, 2004 and for ACE for the three-month period ended December 31, 2004. This combination is referred to as "2004 Combined". The financial results of Air Canada prior to September 30, 2004 reflected the operations of the various entities included in the Air Canada Services segment, as well as those of Jazz, Aeroplan and ACTS.

                                                                        2006               2005        2004 Combined
---------------------------------------------------------------------------------------------------------------------


Operating revenues                                                   $10,657             $9,830               $8,900
Special charge for Aeroplan miles (1)                                   (102)                 -                    -
                                                          -----------------------------------------------------------
Operating revenues                                                    10,555              9,830                8,900
Operating expenses (2)                                               (10,160)            (9,375)              (8,783)
---------------------------------------------------------------------------------------------------------------------
Operating income before reorganization and restructuring items           395                455                  117
Reorganization and restructuring items                                     -                  -                 (871)
Total non-operating income (expense),
non-controlling interest, foreign
exchange gain (loss) and income tax                                       13               (194)                (126)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                        408                261                 (880)
=====================================================================================================================

EBITDAR (3)                                                            1,412              1,354
EBITDAR excluding special charges (3)                                  1,539              1,354

Earning (loss) per share
 - Basic                                                               $4.01              $2.66                  n/a
 - Diluted                                                             $3.80              $2.48                  n/a


Cash, cash equivalents and short-term investments                      3,178              2,181                1,632
Total assets                                                          13,441             11,847                9,386
Total long-term liabilities (4)                                        4,137              3,989                3,848
---------------------------------------------------------------------------------------------------------------------


(1) 2006 includes a special charge of $102 million in connection with Air Canada's obligation for the redemption of pre-2002 Aeroplan miles.
(2)  2006 includes a special charge for labour restructuring of $25 million.
(3) Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR to operating income (loss).
(4) Total long-term liabilities include long-term debt and capital leases and other long-term liabilities


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     17.  Controls and Procedures

     Disclosure Controls and Procedures

     Management of the Corporation, with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and the rules of the Canadian Securities Administrators ("CSA")). Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Corporation's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the U.S. Exchange Act or Canadian securities laws is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission and Canadian securities regulators, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Management's Report on Internal Control over Financial Reporting

     Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a - 15(f) under the U.S. Exchange Act). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of published financial statements, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of Management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material affect on the financial statements.

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control Integrated Framework. This assessment identified one material weakness in the Corporation's internal control over financial reporting as at December 31, 2006 with respect to accounting for income taxes. There were limitations in the Corporation's ability to identify all future income tax assets and liabilities with respect to non-routine and complex business transactions in the Corporation's December 31, 2006 consolidated financial statements. This control deficiency resulted in audit adjustments to the December 31, 2006 consolidated financial statements. In addition, this control deficiency could result in a material misstatement in the Corporation's consolidated financial statements that would not be prevented or detected. Based solely on the material weakness with respect to accounting for income taxes, Management (including the Corporation's Chief Executive Officer and Chief Financial Officer) has concluded, the Corporation did not maintain effective internal control over financial reporting as at December 31, 2006.

     A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Management's assessment of the effectiveness of internal control over financial reporting as at December 31, 2006, has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which is included herein and which expressed an unqualified opinion on Management's assessment and an adverse opinion on the effectiveness of the Corporations' internal control over financial reporting as of December 31, 2006.

     Remedial Action Plan

     Management has taken remedial action which includes the following:

            o Engaged the services of a leader in professional recruitment searches in order to add additional qualified income tax professionals with the appropriate knowledge and experience; and

            o Engaged the services of a qualified third party firm to provide supplementary assistance in the area of accounting for income taxes on non-routine and complex business transactions.

     Changes in Internal Control over Financial Reporting

     There have been no changes in the Corporation's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     18.  Subsequent Events

     Initial Distribution of Units of Aeroplan Income Fund Under a Plan of Arrangement

     At a special meeting of shareholders on October 5, 2006, the shareholders of ACE approved a statutory arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory arrangement, which became effective October 10, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.

     ACE shareholders, on January 10, 2007, the record date for the distribution, received a non-cash distribution of 50,000,000 units of Aeroplan Income Fund representing 0.442 units per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the Toronto Stock Exchange on January 10, 2007, the distribution is valued at approximately $899 million or $7.95 per ACE share.

     On January 10, 2007, ACE exchanged 60,000,000 units of Aeroplan LP into 60,000,000 units of Aeroplan Income Fund. Following the exchange, ACE continues to hold a 50.3 percent direct interest in Aeroplan LP, comprised of a 20.3 percent direct interest in Aeroplan LP and a 37.6 percent direct interest in Aeroplan Income Fund. Aeroplan Income Fund now has 159,454,165 units issued and outstanding and holds a 79.7 percent interest in Aeroplan LP.

     In connection with the initial distribution, the conversion rate of the
     4.25 percent Convertible Senior Notes Due 2035 (convertible notes) of ACE was adjusted from 22.2838 to 27.6987 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible notes. The adjustment was effective on January 29, 2007 and was determined in accordance with the terms of the indenture dated April 6, 2005 governing the convertible notes.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     19.  Outlook

     In 2007, ACE plans to continue to execute its strategic plan in order to maximize shareholder value. In particular, ACE will continue to execute the initiatives announced on August 11, 2006 including the monetization of ACTS and the pursuit of opportunities that realize the value of its investments.


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     20.  Non-GAAP Financial Measures

     EBITDAR/EBITDA
     EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income (loss) as follows:


-------------------------------------------------------------------------------------------------------------------
                                                    Quarter 4
($ millions)                                             2006       2005    Change       2006      2005     Change
-------------------------------------------------------------------------------------------------------------------


Air Canada Services
GAAP operating income (loss)                               (5)       (91)       86        114       191        (77)
Add back:
Aircraft rent                                              75         90       (15)       314       341        (27)
Depreciation, amortization and obsolescence               135        106        29        493       404         89
-------------------------------------------------------------------------------------------------------------------
EBITDAR                                                   205        105       100        921       936        (15)
Add back:
Special charge for labour restructuring                    (8)         -        (8)        20         -         20
Special charge for Aeroplan miles                           -          -         -        102         -        102
-------------------------------------------------------------------------------------------------------------------
EBITDAR excluding special charges                         197        105        92      1,043       936        107
-------------------------------------------------------------------------------------------------------------------
Aeroplan
GAAP operating income                                      37         30         7        140       102         38
Add back:
Depreciation, amortization and obsolescence                 3          3         -         14         8          6
-------------------------------------------------------------------------------------------------------------------
EBITDA                                                     40         33         7        154       110         44
-------------------------------------------------------------------------------------------------------------------
Jazz
GAAP operating income                                      33         34        (1)       144       129         15
Add back:
Aircraft rent                                              34         28         6        134        80         54
Depreciation, amortization and obsolescence                 5          4         1         21        18          3
-------------------------------------------------------------------------------------------------------------------
EBITDAR                                                    72         66         6        299       227         72
-------------------------------------------------------------------------------------------------------------------
ACTS
GAAP operating income (loss)                               12         (8)       20         (2)       47        (49)
Add back:
Depreciation, amortization and obsolescence                 8          8         -         31        32         (1)
-------------------------------------------------------------------------------------------------------------------
EBITDA                                                     20          -        20         29        79        (50)
-------------------------------------------------------------------------------------------------------------------
Add back:
Special charge for labour restructuring                     -          -         -          5         -          5
-------------------------------------------------------------------------------------------------------------------
EBITDA excluding special charges                           20          -        20         34        79        (45)
-------------------------------------------------------------------------------------------------------------------

Consolidated Total
GAAP operating income (loss)                               73        (34)      107        395       455        (60)
Add back:
Aircraft rent                                             107        117       (10)       441       417         24
Depreciation, amortization and obsolescence               157        125        32        576       482         94
-------------------------------------------------------------------------------------------------------------------
EBITDAR                                                   337        208       129      1,412     1,354         58
Add back:
Special charge for labour restructuring                    (8)         -        (8)        25         -         25
Special charge for Aeroplan miles                           -          -         -        102         -        102
-------------------------------------------------------------------------------------------------------------------
EBITDAR excluding special charges                         329        208       121      1,539     1,354        185
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]


     Operating Income excluding the Special Charge for Aeroplan miles and the Special Charge for Labour Restructuring ACE uses operating income excluding the special charges for Aeroplan miles and labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada Services and ACTS segment results as they could potentially distort the analysis of trends in business performance. The special charge for Aeroplan miles is the full and final settlement between the parties in connection with Air Canada's obligations for the redemption of pre-2002 miles. The special charge for labour restructuring is the total cost of the 20 percent non-unionized workforce reduction plan announced in February 2006. The special charges for Aeroplan miles and labour restructuring are not reflective of ACE underlying financial performance.

     The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

     Operating income excluding the special charge for Aeroplan miles and the special charge for labour restructuring is reconciled to operating income as follows:


----------------------------------------------------------------------------------------------------------------------
($ millions)                                                        Quarter 4
                                                                2006     2005     Change      2006     2005    Change
----------------------------------------------------------------------------------------------------------------------


ACE
GAAP operating income (loss)                                      73      (34)       107       395      455       (60)
Add back:
Special charge for Aeroplan miles                                  -         -         -       102        -       102
----------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charge for
Aeroplan miles                                                    73      (34)       107       497      455        42
Add back:
Special charge for labour restructuring                           (8)       -         (8)       25        -        25
----------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charges for
Aeroplan miles and labour restructuring                           65      (34)        99       522      455        67
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
($ millions)                                                        Quarter 4
                                                                2006     2005     Change      2006     2005    Change
----------------------------------------------------------------------------------------------------------------------

ACTS
GAAP operating income (loss)                                      12       (8)        20       (2)       47       (49)
Add back:
Special charge for labour restructuring                            -        -          -         5        -         5
----------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charge for
labour restructuring                                              12       (8)        20         3       47      (44)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
($ millions)                                                        Quarter 4
                                                                2006     2005     Change      2006     2005    Change
----------------------------------------------------------------------------------------------------------------------

Air Canada Services
GAAP operating income (loss)                                      (5)     (91)        86       114      191      (77)
Add back:
Special charge for Aeroplan miles                                  -        -          -       102        -       102
----------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charge for
Aeroplan miles                                                    (5)     (91)        86       216      191        25
Add back:
Special charge for labour restructuring                           (8)       -         (8)       20        -        20
----------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charges for
Aeroplan miles and labour restructuring                          (13)     (91)        78       236      191        45
----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                      59

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ACE AVIATION HOLDINGS INC.
                                       -----------------------------------------
                                                     (Registrant)

Date:    February 14, 2007             By:  /s/ Brian Dunne
        -------------------------          ---------------------------------
                                           Name:  Brian Dunne
                                           Title: Executive Vice-President and
                                                  Chief Financial Officer